

COVENTRY



HEALTH CARE

2009 SUMMARY ANNUAL REPORT

AN EASY AND SIMPLE EXPERIENCE

OPERATIONAL EXCELLENCE

FINANCIAL DISCIPLINE

AN EMPOWERING ENVIRONMENT



STRENGTHENING OUR CORE



At Coventry Health Care, we are driven to ensure that every person and organization we serve receives the greatest possible value for their healthcare dollar. We do this by providing a full range of competitive products and services through our seven core businesses—Commercial Risk, Medicare Advantage, Medicare Part D, Medicaid, Workers' Comp Services, FEHBP, and Network Rental.

With nearly 5.3 million members in all 50 states at the end of 2009, we are committed to constantly improving our low-cost platform so that we can deliver the products and services that our customers want at a price they can afford. Coventry has the expertise, the experience, and the agility to craft the new products, the new processes, and the new services needed to make healthcare more accessible to all Americans.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share and membership data)

	December 31,				
	2009	2008	2007	2006	2005
OPERATIONS STATEMENT DATA[1,2]					
Operating revenues	$13,903,526	$11,734,227	$9,694,176	$7,549,253	$6,428,049
Operating earnings	501,951	585,529	901,328	828,539	764,812
Earnings before income taxes	504,554	571,861	963,212	883,021	772,486
Income from continuing operations	315,334	362,000	605,444	551,457	485,020
(Loss) income from discontinued operations, net of tax	(73,033)	19,895	20,650	8,588	16,619
Net earnings	242,301	381,895	626,094	560,045	501,639
Basic earnings per share from continuing operations	2.15	2.43	3.91	3.48	3.07
Basic (loss) earnings per share from discontinued operations	(0.50)	0.13	0.13	0.05	0.11
Total basic earnings per share	1.65	2.56	4.04	3.53	3.18
Diluted earnings per share from continuing operations	2.14	2.41	3.85	3.42	3.00
Diluted (loss) earnings per share from discontinued operations	(0.50)	0.13	0.13	0.05	0.10
Total diluted earnings per share	1.64	2.54	3.98	3.47	3.10
BALANCE SHEET DATA[1,2]					
Cash and investments	$ 3,855,647	$ 3,171,121	$2,859,237	$2,793,800	$2,062,893
Total assets	8,166,532	7,727,398	7,158,791	5,665,107	4,895,172
Total medical liabilities	1,605,407	1,446,391	1,161,963	1,121,151	752,774
Other long-term liabilities	456,518	368,482	445,470	309,616	309,742
Debt	1,599,027	1,902,472	1,662,021	760,500	770,500
Stockholders' equity	3,712,554	3,430,669	3,301,479	2,953,002	2,554,703
OPERATING DATA[1,2]					
Medical loss ratio	85.4%	84.0%	79.6%	79.3%	79.4%
Operating earnings ratio	3.6%	5.0%	9.3%	11.0%	11.9%
Administrative expense ratio	15.5%	16.5%	17.0%	15.6%	16.1%
Basic weighted average shares outstanding	146,652	148,893	154,884	158,601	157,965
Diluted weighted average shares outstanding	147,395	150,208	157,357	161,434	161,716
Total membership	5,269,000	4,628,000	4,673,000	4,107,000	3,706,000

(1) Operating Data includes the results of operations of acquisitions since the date of acquisition. Balance Sheet Data reflect acquisitions as of December 31 of the year of acquisition.

(2) Unless noted as discontinued operations, Operating Data excludes First Health Services Corporation ("FHSC") operating results for each year presented due to the sale of this business in July 2009. Balance Sheet Data does not exclude FHSC balances for 2008 and prior as amounts are immaterial.



LETTER TO OUR SHAREHOLDERS

In a year dominated by change and uncertainty, returning to business fundamentals was never more important than in 2009. Manage your finances. Improve your operations. Find and retain the best people. And, of course, serve your customers well.

In 2009, Coventry Health Care focused relentlessly on strengthening our seven core businesses and restoring the financial stability and predictability that you came to expect over the past decade. Along the way, we eliminated distractions and cleared a better path to growth and profitability in 2010 and beyond. To make good on this promise, Coventry took a page from our past and recommitted to our four pillars of strength that have always served us, our shareholders, and our customers:

2009 HIGHLIGHTS

Our seven core businesses are the source of not only our longevity and stability as a company, but also our prospects for long-term success.

- Achieved more than 35 percent membership growth in our network-based Medicare Advantage products by opening new markets, expanding current geographies, and continuing to grow our network of doctors and hospitals.
- Fourth consecutive year of strong performance in Medicare Part D including growth of 752,000 members from the prior year.

Our Medicare Advantage products offer the clearest example of how we re-evaluated our businesses in 2009. Early in the year, we made a strategic decision to exit the Medicare Advantage Private-Fee-for-Service business. Simultaneously, we redoubled our commitment to our Medicare Advantage Coordinated Care Plans with significant investments to improve our chronic care models to produce better, more cost-effective treatment and outcomes for our most acute members. We continue to believe that Medicare Advantage offers the best opportunity to realize the goal of "bending the cost curve" while providing better value and benefits for seniors compared to Medicare fee-for-service.

CORE STRENGTH Revenues from continuing operations increased 18.5 percent from the prior year.

By contrast, Medicare Part D needed only fine-tuning. Although this product has been volatile for some in our industry, Coventry recorded its fourth consecutive year of profitable growth in 2009 thanks in large part to our pricing discipline. At year's end, we delivered high-quality, affordable drug benefits to nearly 1.7 million members, an increase of more than 80 percent from 2008. Today, we are the fourth largest Medicare Part D provider nationally with nearly 10 percent market share.

Our Medicaid business grew at a more measured rate. We increased our membership by over 8 percent while achieving financial targets despite challenges like the H1N1 flu. The outlook for this business remains positive as many states find that Medicaid managed care is a necessary strategy for containing costs. And, whether major or more incremental healthcare reforms are enacted, most proposals would expand Medicaid eligibility especially for a large number of those currently uninsured.

Our three fee-based businesses—Workers' Comp Services, the Federal Employee Health Benefit Program, and Network Rental—all generated steady cash flow in 2009 and are well positioned for the future. These businesses benefitted from our intense focus on administrative efficiencies during 2009 and will continue to do so in the future.

REEMPHASIZING OUR SOURCES OF STRENGTH

Across all seven businesses, we reemphasized our four pillars of strength that have served us well for many years. The first is *financial discipline.* Coventry is driven to be the provider of low-cost, high-value managed care products and services. We do this because it is prudent. Just as important, it provides the resources to design the innovative, affordable products that health care customers want and need. This year, we focused on pricing our products appropriately in relation to medical trends while reducing administrative expenses wherever possible.

"In 2009, it was "mission critical" to strengthen the seven core businesses by eliminating unnecessary costs, improving operational execution, and raising the caliber of our senior leadership team. While these initiatives showed positive results in 2009, we still have much more work to do and will vigorously pursue even greater improvements during 2010."

—ALLEN F. WISE Chairman and Chief Executive Officer

1. **Unyielding financial discipline.** This allows us to leverage our low-cost structure across our businesses.
2. **Operational excellence.** Improve the business from top-to-bottom to enable us to meet our commitments to customers and shareholders.
3. **Attract and retain talented managers.** Empower managers to make the decisions necessary to succeed and recognize them when they do.
4. **Build strong relationships.** Work with members, employers, and providers in an open and direct way to achieve the best possible results.

FOCUSING ON OUR CORE

To strengthen our core, we focused on what we do best: delivering the products and services that provide outstanding value to our customers. Our seven core businesses drive this company's longevity, stability, and its prospects for long-term success. These are businesses in which we have the expertise, experience, and cost structure to compete successfully. They are also balanced between risk and fee-based operations and generate a diversified revenue stream with dependable cash flow.

In 2009, it was "mission critical" to strengthen the seven core businesses by eliminating unnecessary costs, improving operational execution, and raising the caliber of our senior leadership team. While these initiatives showed positive results in 2009, we still have much more work to do and will vigorously pursue even greater improvements during 2010.

CORE STRENGTH Reduced our outstanding debt by more than $300 million, resulting in a 30.1 percent debt to capital ratio at year-end.

STABILITY THROUGH DISCIPLINE AND DIVERSIFICATION

Despite the weak economy and uncertain political environment for our industry, this focus on our core businesses and strengths provided a powerful new source of energy at Coventry in 2009. As companies around the nation hunkered down by shedding jobs and cutting costs, the commercial risk segment of our industry came under pressure—and Coventry was no exception. We leveraged our strong local presence and low-cost structure to deliver excellent customer service while launching new affordable small group products that were attractive in the marketplace.

STRENGTHENING OUR CORE

- Grew Medicaid membership by more than 8 percent to over 400,000 members while expanding our service area.
- Individual membership growth of nearly 20 percent, now providing services to nearly 150,000 members.
- Completed the divestiture of a non-core business, First Health Services, while deploying capital to a core acquisition, Preferred Health Systems.

Our focus on *operational excellence* played a key role in our recent decision to acquire Preferred Health Systems from Via Christi Health System in Wichita, Kansas. This acquisition added approximately 120,000 new members and helps build out our core health plan business in our six-state Midwest region, which now exceeds one million members. For over a decade, making health plan acquisitions and improving these businesses over time has been a tried-and-true recipe for success at Coventry.

To sustain this level of operational excellence, however, we must attract and retain outstanding people. Our approach is to create an *empowering work environment* that encourages employees to use their talents to the fullest, sets high expectations, and celebrates extraordinary accomplishments. Making sure that we had the right people in the right positions across the company was one of our primary 2009 objectives. We made good progress last year, which was crucial to building momentum and strategically positioning the company going forward.

Healthcare is an inherently complex business. Our success also depends on building strong relationships with our members, providers, and other external customers to deliver a *straightforward and productive experience.* Whether it is enrolling a new member, refilling a prescription, or processing a claim, we are committed to doing things right the first time. The profiles of members and their case managers following this letter highlight this last guiding principle.

CORE STRENGTH Cash flow from operations of $882 million with approximately $510 million of deployable free cash at year-end.

STEERING A STEADY COURSE

No matter what the future holds, this organization is crystal clear about its objectives and areas of focus. We are determined to eliminate distractions, drive down costs, and devote ourselves to strengthening our core businesses. I would like to take this opportunity to thank our more than 14,000 employees for their efforts and assure you, our shareholders, that we are committed to working harder, smarter, and faster to achieve these objectives in 2010.



Allen F. Wise
Chief Executive Officer



SOURCES *of* STRENGTH

1. AN EASY AND SIMPLE EXPERIENCE

We forge strong relationships with members, providers, and employer groups and devote ourselves to making their interactions with us increasingly productive.

2. OPERATIONAL EXCELLENCE

We strive to find the most efficient, cost-effective, and responsive ways to operate our company and serve our customers.

3. FINANCIAL DISCIPLINE

We manage our balance sheet prudently and drive down costs relentlessly, ensuring the long-term stability of our company and enhancing our ability to develop innovative, affordable products.

4. AN EMPOWERING ENVIRONMENT

We strive to exceed expectations in everything we do by empowering employees, setting high targets, and rewarding exceptional results.

COORDINATING CARE AND DELIVERING PEACE OF MIND



At Coventry, we appreciate how precious good health is. When people are ill or injured, our job is to smooth their way to a speedy recovery and ensure that they have the most effective care possible.

This could mean reaching out to people with multiple chronic conditions to help them adhere more faithfully to their treatment plan. Or stepping in to arrange transportation for women with high-risk pregnancies so that they can receive adequate prenatal care. Or coordinating the efforts of a team of providers to ensure that members undergoing major medical procedures have access to the services they need.

At Coventry, we add value by partnering with patients and their healthcare providers to produce the best possible outcomes.

MEDICAID PROGRAMS



Coventry works closely with our Medicaid members who face serious health challenges, providing the information, support, and encouragement they need to make positive changes to their health.

COVENTRY MEMBER ASHLEE FESSENDEN

SUPPORTING MOMS DURING COMPLICATED PREGNANCIES



"Our goal is to do everything that we can to help moms like Ashlee stay out of the hospital until they deliver."

—DANA PAMINTUAN Coventry Complex Case Manager

Ashlee Fessenden had a lot on her mind. She and her husband Joseph were expecting their third child. Her first two children had been born prematurely, and she was worried and a little scared about going through another difficult pregnancy. And then Dana Pamintuan stepped into the picture. A registered nurse and OB/disease case manager at Coventry, Dana provided the reassurance and practical support that helped sustain Ashlee through the birth of her son Elijah.

SMOOTHING THE WAY FOR BETTER PRENATAL CARE

Coventry partners with the state of Missouri, where Ashlee lives, to provide assistance to its Medicaid recipients. When Ashlee was in her sixth week, Dana called Ashlee and introduced herself. "Our group at Coventry focuses on high-risk pregnant moms, and we reached out to Ashlee because we knew that she had a history of preterm deliveries," Dana says. "Our goal is to do everything that we can to help moms like Ashlee stay out of the hospital until they deliver."

Dana and her colleagues help in a variety of ways, depending on the needs of the members. Because Ashlee had hypertension and gestational diabetes, she had to visit two doctors at least once a week, trips that took more than an hour each way. Dana not only arranged for transportation, but also coordinated the appointments so that Ashlee could see both doctors during the same trip. Dana followed up regularly throughout the pregnancy, helping Ashlee deal with medical issues as they arose. "I encouraged Ashlee to call me whenever she was worried or even when she just had a question to ask," Dana says.

WORKING ONE-ON-ONE

For Ashlee, Dana's attentiveness and compassion was a real source of comfort. "Dana is the kind of special person you encounter once in a lifetime," Ashlee says.

Ashlee continued to stay in touch with Dana after Elijah was born and volunteered to appear on the patient panel, the highlight of the baby showers that Dana periodically organizes for her clients. The women on the panel discuss their experiences with complicated pregnancies and answer questions from the audience. "Dana inspired me to participate in the panel, and I thought I could be helpful," Ashlee says. "People tend to listen when they hear from other moms who have gone through the same experience."

Commercial Business



Our complex case managers combine extensive training and years of experience with a heartfelt desire to help others. It's a combination that delivers better outcomes and lower costs for our members.

COVENTRY MEMBER MARGARET ANDERSON

BUILDING RELATIONSHIPS THAT IMPROVE MEMBER HEALTH



"As a nurse, I've been taught to look at every person I see as an individual and find ways to help that are meaningful to them."

—ED HAVRILA Coventry Complex Case Manager

Ed Havrila, a Coventry case manager in Charlottesville, Virginia, knows that in order to make a real difference in someone's health, you have to do more than make a telephone call. You have to build a real relationship. And it's clear from the way member Margaret Anderson talks about him that Ed has succeeded. "I consider him one of my best friends," she says. "Ed is a wonderful person who truly cares about what's happening in my life."

WEARING A NUMBER OF HATS

Margaret has several chronic medical conditions including diabetes and congestive heart failure that make her case complicated to manage. To support her, Ed wears a number of hats. He's an educator who uses his background as a nurse to help Margaret understand the physical basis of her illness and how her treatment program can help. He follows up by sending her links to Web sites and articles on exercise and nutrition.

Ed also acts as Margaret's personal cheerleader. He urges Margaret to stick to her regimen, applauds her successes, and encourages her when she slips. "I know it's not easy being in Margaret's position," Ed says, "so we take it one day at a time."

In addition, Ed serves as Margaret's personal medical administrator, helping her keep track of her schedule of examinations and tests. If she has a doctor's visit on her calendar, he calls with a reminder. He also helps her create a list of useful questions to bring with her.

GETTING CLOSE TO OUR MEMBERS

Altogether, Margaret and Ed speak to each other at least once a week and frequently more often. "Even though I've never met him, it's clear that Ed really knows me," Margaret says. "He can tell from the sound of my voice when I leave a message whether I'm having a good day. It's really remarkable. And because I know he's really trying hard for me, I try hard to help myself."

And Ed looks forward to talking to Margaret. "As a nurse, I've been taught to look at every person I see as an individual and find ways to help that are meaningful to them," he says. "I can't imagine a more worthwhile challenge."



Medicare Advantra

When seniors enroll in one of our Medicare Advantage Advantra plans, they gain the peace of mind of knowing that they will have the support of the Coventry team at their side throughout their medical interactions.

COVENTRY MEMBER DOROTHY LANGFORD

HELPING MEMBERS BEAT THE ODDS



"We're here to improve the quality of life as well as the health our members enjoy."

—**MARY SCHICK** Coventry Complex Case Manager

When Dorothy Langford, a former elementary school teacher, was diagnosed with leukemia and told that she had six months to live, she was, understandably, in a state of shock. But Dorothy persevered, and with the help of Coventry's Advantra plan for Medicare recipients, her cancer is in remission. She's now doing well, more than 18 months later.

"Coventry really came through for me," Dorothy says. "Thanks to Coventry, I could focus on getting better rather than worrying about finances."

FOCUSING ON QUALITY OF LIFE

But Coventry does more than simply pay the bills. We make sure that our members get the care they need as seamlessly and smoothly as possible. When Dorothy was referred to a hospital to be evaluated for a bone marrow transplant, Mary Schick, a Registered Nurse and Coventry complex case manager, took charge of coordinating her care. Mary ensured that Dorothy got the authorizations she needed, orchestrated the services of the dozens of people who would help Dorothy on the road back to health, and kept Dorothy posted about the latest developments.

Mary was most active in Dorothy's care in the weeks immediately following the transplant. As a result of chemotherapy before the procedure, Dorothy was weak, vulnerable to infection, and prone to dehydration. Mary arranged for home healthcare, and Coventry authorized the purchase of a scooter, so that Dorothy didn't have to be housebound. "We're here to improve the quality of life as well as the health our members enjoy," Mary says. "The scooter is a case in point. Coventry approved it in a day!"

UPBEAT ABOUT HER FUTURE

Dorothy has been extremely pleased with the support she's received from Mary and the Coventry team. When reviewing her coverage options for 2010, Dorothy opted to remain with Coventry even though there were lower cost options available from our competitors. And she remains upbeat about her future. "I think I surprised my doctors," she says. "I feel like everything is going to be fine."

TABLE OF CONTENTS



FINANCIAL STATEMENTS



CONSOLIDATED BALANCE SHEETS

Coventry Health Care, Inc. and Subsidiaries
(in thousands)

	December 31,	
	2009	2008
ASSETS		
Cash and cash equivalents	**$ 1,418,554**	$ 1,123,114
Short-term investments	**442,106**	338,129
Accounts receivable, net of allowance of $21,350 and $11,040 as of December 31, 2009 and 2008, respectively	**258,993**	293,636
Other receivables, net	**496,059**	524,803
Other current assets	**234,446**	130,808
Total current assets	**2,850,158**	2,410,490
Long-term investments	**1,994,987**	1,709,878
Property and equipment, net	**271,931**	308,016
Goodwill	**2,529,284**	2,695,025
Other intangible assets, net	**471,693**	546,168
Other long-term assets	**48,479**	57,821
Total assets	**$ 8,166,532**	$ 7,727,398
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Medical liabilities	**$ 1,605,407**	$ 1,446,391
Accounts payable and other accrued liabilities	**682,171**	474,561
Deferred revenue	**110,855**	104,823
Total current liabilities	**2,398,433**	2,025,775
Long-term debt	**1,599,027**	1,902,472
Other long-term liabilities	**456,518**	368,482
Total liabilities	**4,453,978**	4,296,729
Stockholders' equity:		
Common stock, $.01 par value; 570,000 authorized 190,462 issued and 147,990 outstanding in 2009 190,318 issued and 148,288 outstanding in 2008	**1,905**	1,903
Treasury stock, at cost; 42,472 in 2009; 42,031 in 2008	**(1,282,054)**	(1,287,662)
Additional paid-in capital	**1,750,113**	1,748,580
Accumulated other comprehensive income, net	**41,406**	8,965
Retained earnings	**3,201,184**	2,958,883
Total stockholders' equity	**3,712,554**	3,430,669
Total liabilities and stockholders' equity	**$ 8,166,532**	$ 7,727,398

The financial information presented above should be read in conjunction with the audited consolidated financial statements and accompanying notes included in Coventry's 2009 Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF OPERATIONS

Coventry Health Care, Inc. and Subsidiaries

(in thousands, except per share data)

	Years Ended December 31,		
	2009	2008	2007
Operating revenues:			
Managed care premiums	**$12,717,399**	$10,563,163	$8,689,633
Management services	**1,186,127**	1,171,064	1,004,543
Total operating revenues	**13,903,526**	11,734,227	9,694,176
Operating expenses:			
Medical costs	**10,859,394**	8,868,579	6,920,531
Cost of sales	**240,828**	195,600	93,808
Selling, general and administrative	**2,151,799**	1,940,820	1,646,865
Depreciation and amortization	**149,554**	143,699	131,644
Total operating expenses	**13,401,575**	11,148,698	8,792,848
Operating earnings	**501,951**	585,529	901,328
Interest expense	**84,875**	96,386	82,217
Other income, net	**87,478**	82,718	144,101
Earnings before income taxes	**504,554**	571,861	963,212
Provision for income taxes	**189,220**	209,861	357,768
Income from continuing operations	**315,334**	362,000	605,444
(Loss) income from discontinued operations, net of tax	**(73,033)**	19,895	20,650
Net earnings	**$ 242,301**	$ 381,895	$ 626,094
Net earnings per share:			
Basic earnings per share from continuing operations	**$ 2.15**	$ 2.43	$ 3.91
Basic (loss) earnings per share from discontinued operations	**(0.50)**	0.13	0.13
Total basic earnings per share	**$ 1.65**	$ 2.56	$ 4.04
Diluted earnings per share from continuing operations	**$ 2.14**	$ 2.41	$ 3.85
Diluted (loss) earnings per share from discontinued operations	**(0.50)**	0.13	0.13
Total diluted earnings per share	**$ 1.64**	$ 2.54	$ 3.98
Weighted average common shares outstanding:			
Basic	**146,652**	148,893	154,884
Effect of dilutive options and restricted stock	**743**	1,315	2,473
Diluted	**147,395**	150,208	157,357

The financial information presented above should be read in conjunction with the audited consolidated financial statements and accompanying notes included in Coventry's 2009 Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Coventry Health Care, Inc. and Subsidiaries

(in thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net earnings	**$ 242,301**	$ 381,895	$ 626,094
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	**151,815**	150,226	142,569
Amortization of stock compensation	**47,047**	60,582	64,129
Deferred income tax benefit	**(87,610)**	(34,178)	(25,017)
Loss on other-than-temporarily impaired securities	**—**	36,160	—
Loss on disposal of FHSC	**81,557**	—	—
Gain on repurchase of debt	**(8,371)**	(4,628)	—
Other adjustments	**8,642**	10,243	6,635
Changes in assets and liabilities, net of effects of the purchase of subsidiaries:			
Accounts receivable	**12,258**	(28,699)	2,523
Other receivables	**19,235**	(198,904)	(89,190)
Medical liabilities	**159,095**	276,417	(98,781)
Accounts payable and other accrued liabilities	**223,182**	(49,689)	(20,122)
Other changes in assets and liabilities	**32,692**	27,931	(28,830)
Net cash from operating activities	**881,843**	627,356	580,010
Cash flows from investing activities:			
Capital expenditures, net	**(60,323)**	(69,371)	(61,307)
Proceeds from sales of investments	**292,515**	696,806	1,022,810
Proceeds from maturities of investments	**522,144**	166,034	321,561
Purchases of investments	**(1,140,475)**	(1,034,892)	(1,633,113)
Proceeds (payments) for acquisitions, net	**10,197**	(137,374)	(1,192,601)
Proceeds from FHSC disposal, net	**115,437**	—	—
Net cash from investing activities	**(260,505)**	(378,797)	(1,542,650)
Cash flows from financing activities:			
Proceeds from issuance of stock	**1,224**	7,233	52,262
Payments for repurchase of stock	**(32,796)**	(323,137)	(439,237)
Proceeds from issuance of debt, net	**—**	668,409	1,153,280
Repayment of debt	**(294,930)**	(423,872)	(260,500)
Excess tax benefit from stock compensation	**604**	387	31,534
Net cash from financing activities	**(325,898)**	(70,980)	537,339
Net change in cash and cash equivalents	**295,440**	177,579	(425,301)
Cash and cash equivalents at beginning of period	**1,123,114**	945,535	1,370,836
Cash and cash equivalents at end of period	**$ 1,418,554**	$ 1,123,114	$ 945,535
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 84,383**	$ 93,219	$ 55,596
Income taxes paid, net	**$ 190,703**	$ 273,917	$ 445,284

The financial information presented above should be read in conjunction with the audited consolidated financial statements and accompanying notes included in Coventry's 2009 Annual Report on Form 10-K.

TOTAL SHAREHOLDER RETURNS

The following graph compares the cumulative total shareholder return on the Company's common stock for the five years ending December 31, 2009 with the cumulative total return of the Standard & Poor's 500 Index and a Custom Peer Group Index compiled by Zach's Investment Research, Inc., assuming an investment of $100 on December 31, 2004. The following companies are included in the Custom Peer Group Index (and the returns of each company have been weighted according to its relative stock market capitalization at the beginning of each period for which a return is indicated): Aetna Inc., CIGNA Corporation, Health Net, Inc., Humana Inc., UnitedHealth Group Inc., and WellPoint, Inc.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

Assumes Initial Investment of $100

December 2004–December 2009



$200
150
100
50
0
2004
2005
2006
2007
2008
2009
Coventry Health Care, Inc.
S&P 500 Index
Peer Group

	2004	2005	2006	2007	2008	**2009**
Coventry Health Care	$100.00	$161.01	$141.47	$167.50	$42.07	**$ 68.67**
S&P 500 Index	$100.00	$104.89	$121.46	$128.13	$80.73	**$102.08**
Peer Group	$100.00	$144.88	$136.05	$156.30	$70.92	**$ 90.63**

Note: The stock price performance shown on the graph above is not necessarily indicative of future price performance.

DIRECTORS & EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Allen F. Wise
Chairman and Chief Executive Officer,
Coventry Health Care

Elizabeth E. Tallett
Lead Director, Coventry Health Care
Principal
Hunter Partners, LLC

Joel Ackerman
Investor

L. Dale Crandall
President
Piedmont Corporate Advisors, Inc.

Lawrence N. Kugelman
Private Investor and Business Consultant

Daniel N. Mendelson
Chief Executive Officer
Avalere Health

Rodman W. Moorhead, III
Private Investor
Former Senior Advisor and
Managing Director (Retired)
Warburg Pincus

Michael A. Stocker, M.D.
Chairman
NYC Health and Hospitals Corporation

Joseph R. Swedish
(Elected February 2010)
President and Chief Executive Officer
Trinity Health

Timothy T. Weglicki
Founding Partner
ABS Capital Partners

EXECUTIVE OFFICERS

Allen F. Wise
Chief Executive Officer and Director

Harvey C. DeMovick, Jr.
Executive Vice President

Thomas C. Zielinski
Executive Vice President and
General Counsel

Michael D. Bahr
Executive Vice President,
Commercial Business

John J. Stelben
Interim Chief Financial Officer
and Treasurer

Patrisha L. Davis
Senior Vice President and
Chief Human Resources Officer

Paul C. Conlin
Senior Vice President,
Medicaid Business

John J. Ruhlmann
Senior Vice President and
Corporate Controller

David W. Young
President and Chief Executive Officer,
Workers Compensation Business

NOTICE OF ANNUAL MEETING

The annual meeting of shareholders will be held on May 20, 2010, at 8:00 a.m., Eastern Daylight Saving Time, at the Four Seasons Hotel, 2800 Pennsylvania Avenue, N.W., Washington, District of Columbia 20007 Telephone (202) 342-0444.

TRANSFER AGENT

BNY Mellon Shareowner Services, Inc.
480 Washington Blvd., 27th Floor
Jersey City, NJ 07310
(800) 522-6645
www.melloninvestor.com

CORPORATE COUNSEL

Bass, Berry and Sims, PLC
Nashville, TN

CORPORATE HEADQUARTERS

Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
(301) 581-0600

FORM 10-K

Coventry Health Care has filed an Annual Report on Form 10-K for the year ended December 31, 2009 with the Securities and Exchange Commission. Section 302 CEO/CFO certifications and Section 906 CEO/CFO certifications have been filed as exhibits to Form 10-K.

In addition, the Company has submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2009 pursuant to Section 303A.12 of the NYSE Listed Company Manual.

Shareholders may obtain a copy of this report, including all certifications, by contacting:
Investor Relations Department
Coventry Health Care
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
(301) 581-5717
Investor-Relations@cvty.com

The report and certifications are also available on Coventry's Investor Relations website at http://www.coventryhealthcare.com

COMMON STOCK

Coventry Health Care common stock is traded on the New York Stock Exchange under the symbol "CVH".

DIVIDEND POLICY

Coventry Health Care has not paid any cash dividends on its common stock. The Company's ability to pay dividends is restricted as discussed in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

DISCLAIMER

This annual report contains forward-looking information. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are defined as statements that are not historical facts and include those statements relating to future events or future financial performance. Actual performance may be significantly impacted by certain risks and uncertainties, including those described in Coventry's Annual Report on Form 10-K for the year ended December 31, 2009. Coventry undertakes no obligation to update or revise any forward-looking statements.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



COVENTRY
Health Care, Inc.

6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
www.coventryhealthcare.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-K

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
OR
[ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-16477


SEC MAIL
RECEIVED
PROCESSING
APR 12 2010
WASH. D.C.
193
SECTION


COVENTRY
Health Care

COVENTRY HEALTH CARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-2073000**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (301)581-0600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Name of each exchange on which registered:**
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (check one). Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the registrant's voting Common Stock held by non-affiliates of the registrant as of June 30, 2009 (computed by reference to the closing sales price of such stock on the NYSE® stock market on such date) was $2,798,307,209.

As of January 31, 2010, there were 148,014,777 shares of the registrant's voting Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the registrant's Proxy Statement for its 2010 Annual Meeting of Shareholders to be filed with the Commission pursuant to Regulation 14A subsequent to the filing of this Form 10-K Report are incorporated by reference in Items 10 through 14 of Part III hereof.

COVENTRY HEALTH CARE, INC.

FORM 10-K

TABLE OF CONTENTS

PART I

Cautionary Statement Regarding Forward-Looking Statements

This Form 10-K contains forward-looking statements which are subject to risks and uncertainties in accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include assumptions, estimates or descriptions of our future plans, strategies and expectations, and are generally identifiable by the use of the words "anticipate," "will," "believe," "estimate," "expect," "intend," "seek," or other similar expressions. Examples of these include discussions regarding our operating and growth strategy, projections of revenue, income or loss and future operations. Unless this Form 10-K indicates otherwise or the context otherwise requires, the terms "Coventry," "we," "our," "our Company," "the Company," or "us" as used in this Form 10-K refer to Coventry Health Care, Inc. and its subsidiaries as of December 31, 2009.

These forward-looking statements may be affected by a number of factors, including, but not limited to those contained in Item 1A, "Risk Factors" in this Form 10-K. Actual operations and results may differ materially from those expressed in this Form 10-K. Among the factors that may materially affect our business, operations or financial condition are the ability to accurately estimate and control future health care costs; the ability to increase premiums to offset increases in our health care costs; economic conditions and disruptions in the financial markets; changes in laws or regulations or alleged violations of regulations; changes in government funding for Medicare and Medicaid; a reduction in the number of members in our health plans; a failure to successfully integrate acquired businesses into our operations; an ability to attract new members or to increase or maintain our premium rates; the non-renewal or termination of our government contracts, or unsuccessful bids for business with government agencies; failure of our independent agents and brokers to continue to market our products to employers; a failure to obtain cost-effective agreements with a sufficient number of providers that could result in higher medical costs and a decrease in our membership; negative publicity regarding the managed health care industry generally or our Company in particular; a failure of our information technology systems; periodic reviews, audits and investigations under our contracts with federal and state government agencies; litigation including litigation based on new or evolving legal theories; volatility in our stock price and trading volume; our indebtedness, which imposes certain restrictions on our business and operations; an inability to generate sufficient cash to service our indebtedness; our certificate of incorporation and bylaws and Delaware law, which could delay, discourage or prevent a change in control of our Company that our stockholders may consider favorable; an impairment of our intangible assets; an inability to capitalize on Medicare business opportunities. Additionally, while we anticipate that national healthcare reform will continue to be a focus at the federal level in the near term, at this time it is unclear as to when any legislation might be enacted or the content of any new legislation, and we cannot predict the effect on our operations of proposed legislation or any other legislation that may be adopted.

Item 1: Business

General

We are a diversified national managed healthcare company based in Bethesda, Maryland, operating health plans, insurance companies and network rental and workers' compensation services companies. Through our Health Plan and Medical Services Business, Specialized Managed Care Business, and Workers' Compensation Business divisions, we provide a full range of risk and fee-based managed care products and services to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators.

Coventry was incorporated under the laws of the State of Delaware on December 17, 1997 and is the successor to Coventry Corporation, which was incorporated on November 21, 1986. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, as well as recent press releases can be accessed free of charge on the Internet at www.coventryhealth.com.

Our Health Plan and Medical Services Division is primarily comprised of our traditional health plan risk and non-risk products. Our health plans offer products to individuals and employer groups of all sizes including health maintenance organization ("HMO"), preferred provider organization ("PPO") and point of service ("POS") products. We offer these products on an underwritten or "risk" basis where we receive a monthly premium in exchange for assuming underwriting risks including all medical and administrative costs. We also offer commercial management services products on a self-funded basis where we perform administrative services only ("ASO") including medical claims administration, pharmacy benefits management and clinical programs such as utilization management and quality assurance for a fixed fee with the customer assuming the risk for medical costs. Within these products, we also offer consumer-directed benefit options including health reimbursement accounts ("HRA") and health savings accounts ("HSA") to our commercial customers. This division provides comprehensive health benefits on a risk basis to members participating in the Medicare Advantage HMO, Medicare Advantage PPO, and Medicaid programs for which it receives premium payments from federal and state governments. In addition, through December 31, 2009, this division provided services to members participating in the Medicare Advantage Private Fee-for-Service ("PFFS"). During the second quarter of 2009, our management decided not to renew the PFFS product for the 2010 plan year due to a number of factors, including the potential profitability of this product in light of declining federal reimbursement rates and future legislative changes, medical cost trends and our intention to focus on other lines of business. This non-renewal took effect at the end of the term of this current year, December 31, 2009. Through this division we also contract with various federal employee organizations to provide health insurance benefits under the Federal Employees Health Benefits Program ("FEHBP") and offer managed care and administrative products to businesses that self-insure the health care benefits of their employees. This division also contains our dental services business.

We operate local health plans that serve 23 markets, primarily in the Mid-Atlantic, Midwest and Southeast United States. Our health plans are operated under the names Altius Health Plans, Carelink Health Plans, Coventry Health Care, Coventry Health and Life, Group Health Plan, HealthAmerica, HealthAssurance, HealthCare USA, OmniCare, PersonalCare, Southern Health, Vista and WellPath. Our health plans generally are located in small to mid-sized metropolitan areas. For a complete list of our subsidiaries, refer to Exhibit 21 included with this Annual Report on Form 10-K.

Our Specialized Managed Care Division includes Medicare Part D, network rental, and our mental-behavioral health benefits business. Our Medicare Part D program provides eligible beneficiaries access to prescription drug coverage and receives premium payments from the federal government. Our Network Rental product offers provider network rental services through a national PPO network to national, regional and local third party administrators ("TPA") and insurance carriers. Our mental-behavioral health benefits business provides coordination of comprehensive mental health and substance abuse treatment. Additionally, as discussed in Note D, Discontinued Operations, to the consolidated financial statements, prior to its sale on July 31, 2009 our Medicaid/Public entity ("Public Sector") provided products and services to state Medicaid agencies and other government funded programs.

Our Workers' Compensation Division is comprised of our workers' compensation services businesses which provide fee-based, managed care services such as provider network access, bill review, care management services and pharmacy benefit management to underwriters and administrators of workers' compensation insurance and large employer groups.

Additional information about our three business divisions follows below.

Health Plan and Medical Services Division

Health Plan Commercial Risk Products

Our health plans offer employer groups a full range of commercial risk products designed to meet the needs and objectives of a wide range of employers and members as well as to comply with regulatory requirements. Our health plans also offer major medical and high-deductible products to individual consumers. The distribution of these products is through independent licensed brokers or directly from our sales organization. Our health plans had 1.4 million commercial risk members as of December 31, 2009 that accounted for $5.1 billion of revenue in 2009.

Our health plan products vary with respect to product features, the level of benefits provided, the costs to be paid by employers and members, including deductibles and co-payments, and our members' access to providers without referral or preauthorization requirements.

Health Maintenance Organizations

Our health plan HMO products provide comprehensive health care benefits including ambulatory and inpatient physician services, hospitalization, pharmacy, mental health, ancillary diagnostic and therapeutic services. In general, a fixed monthly premium covers all HMO services although benefit plans typically require co-payments or deductibles in addition to the basic premium. A primary care physician assumes overall responsibility for the care of a member, including preventive and routine medical care and referrals to specialists and consulting physicians. While an HMO member's choice of providers is limited to those within the health plan's HMO network, the HMO member is typically entitled to coverage of a broader range of health care services than is covered by typical reimbursement or indemnity policies. Furthermore, many of our HMO products have added features to more easily allow "direct access" to providers.

Preferred Provider Organizations and Point of Service

Our health plan risk-based PPO and POS products also provide comprehensive managed health care benefits while allowing members to choose their health care providers at the time medical services are required. Members may use providers that do not participate in our health plan managed care networks but may incur higher co-payments and other out-of-pocket costs than if the member chooses a participating provider. Our health plans also offer high deductible products in conjunction with our consumer directed products. Premiums for our PPO and POS products typically are lower than HMO premiums due to the increased out-of-pocket costs borne by the members.

Stop-Loss Insurance

We offer stop-loss insurance to enable us to serve as an integrated, single source for the managed care needs of our self-insured clients. Stop-loss policies help curtail the risk assumed by our self insured clients by covering such clients expenses after they have paid out a predetermined amount. Stop-loss policies are written through our wholly-owned insurance subsidiaries and can be written for specific and/or aggregate stop-loss insurance.

Commercial Management Services Products

Our health plans offer management services and access to their provider networks to employers that self-insure their employee health benefits. The management services provided under these ASO arrangements typically include medical claims administration, pharmacy benefits management, utilization management and quality assurance. Other features commonly provided to fully insured customers (such as value-added wellness benefits) are generally also available to ASO customers. These ASO arrangements, through which our health plans typically do not assume underwriting risk, include a fixed fee for these management services and access to our provider networks. As of December 31, 2009, our health plans had approximately 685,000 non-risk health plan members.

In addition, we provide management services to plans in the FEHBP, which is the largest employer-sponsored group health program in the United States. In the FEHBP, federal employees have the opportunity to choose a health benefits carrier from a number of offered plans each year. We provide management services and/or serve as the plan administrator to multiple FEHBP plan sponsors including the Mail Handlers Benefit Plan ("MHBP"), our largest client. The MHBP offers health care benefits under the FEHBP to federal employees and annuitants nationwide. Commercial management services accounted for $346.0 million of revenue for the year ended December 31, 2009.

Medicare Advantage

As of December 31, 2009, our health plans operated 13 Medicare Advantage coordinated care plans in 16 states. The Centers for Medicare & Medicaid Services ("CMS") pays a county-specific fixed premium per member per month ("PMPM") under our health plan Medicare contracts. Our health plans may also receive a monthly premium from their Medicare members and/or their employer.

Until December 31, 2009 we offered PFFS plans in 50 states plus Washington, D.C. under the name Advantra Freedom. These plans were offered under contracts with CMS and provided enrollees with all benefits they receive under original Medicare as well as additional benefits such as preventive care, eyeglasses/hearing aid coverage and pharmacy benefits. Enrollees were not limited to network providers and could utilize any provider willing to accept the plan's terms and conditions. Providers generally received the same reimbursement as under original Medicare. Our PFFS products were underwritten by our insurance subsidiaries. In the second quarter of 2009, our management decided not to renew our PFFS product effective for the 2010 plan year. We considered a number of factors in determining the non-renewal of the PFFS product, including the potential profitability of this product in light of federal reimbursement rates, contracted network requirements, and medical cost trends, as well as our intention to focus on other lines of business. On May 1, 2009, we notified CMS of our intention to cease offering PFFS products. This non-renewal took effect as of December 31, 2009. Our Medicare Advantage line of business covered 515,000 members as of December 31, 2009 and accounted for $4.9 billion of revenue in 2009. Revenue from our PFFS products accounted for $2.9 billion of that total.

Medicaid

Certain of our health plans offer health care coverage to Medicaid recipients in six states which, as of December 31, 2009, covered 402,000 members and accounted for $1.1 billion of revenue in 2009. These health plans enter into a Medicaid Management Care contract with each of these individual states. Under a Medicaid contract, the participating state pays a monthly premium per member based on the age, sex, eligibility category and in some states, county or region of the Medicaid member enrolled. In some states, these premiums are adjusted according to the health risk associated with the individual member. The majority of our Medicaid members are in the Florida, Michigan, Missouri, and West Virginia markets, representing 92% of our total Medicaid membership.

Dental Benefit Services

We offer a full suite of dental services including insured and administrative plans for individuals and groups, a full-service dental third-party administrator specializing in private-label programs, and a full suite of discount products. These services are offered through Group Dental Service, Inc. ("GDS"), which is based in Rockville, Maryland. We acquired a majority ownership interest in GDS in May 2008. GDS accounted for $27.8 million of revenue, after eliminations, in 2009.

Health Plan Markets

The geographic markets in which our health plans operate are described as follows:

- **Delaware** — commercial products in Delaware.
- **Florida** — commercial products in South Florida, the Tampa Bay area and in certain counties in North Florida. Medicaid products in South Florida as well as certain counties in North Florida and the state's panhandle. Medicare Advantage products in South Florida and the Tampa Bay area.
- **Georgia** — commercial products in the greater Atlanta, Savannah, Augusta, Macon and Columbus metropolitan areas and Medicare Advantage products in Savannah and Atlanta.
- **Idaho** — commercial products throughout the state.
- **Illinois** — commercial products, primarily in the Western, Northern (exclusive of the Chicago Metropolitan area) and Central Illinois areas. Medicare Advantage products in portions of Central, Western, and Northern Illinois.
- **Iowa** — commercial products to members primarily in the Des Moines, Waterloo, Sioux City and Ames metropolitan areas; Medicare Advantage products in forty-four counties.
- **Kansas** — commercial products in Kansas and portions of Western Missouri; Medicare Advantage products in the Kansas City and Wichita metropolitan areas.
- **Louisiana** — commercial products, primarily in the New Orleans, Baton Rouge and Shreveport metropolitan areas.
- **Maryland** — Medicaid products in the Baltimore metropolitan area. Commercial products primarily in the Baltimore metropolitan area and in the Eastern Shore area.
- **Michigan** — Medicaid products in Wayne and Oakland counties (Detroit metropolitan areas).
- **Missouri** — commercial and Medicare Advantage products to members in the St. Louis metropolitan and central Missouri area, including portions of Southern Illinois; Medicaid products also in eastern, central and western Missouri.
- **Nebraska** — commercial products primarily in the Omaha and Lincoln metropolitan areas, coupled with significant network coverage in Central and Western Nebraska; Medicare Advantage products in nineteen counties.
- **Nevada** — commercial products, primarily in the Las Vegas metropolitan areas.
- **North Carolina** — commercial products primarily in the Raleigh-Durham and Charlotte metropolitan areas.
- **Oklahoma** — commercial products in both the Oklahoma City and Tulsa markets.
- **Pennsylvania** — commercial products in all Pennsylvania markets and portions of Eastern Ohio and Medicare Advantage products in the Pittsburgh, Harrisburg and State College metropolitan areas.
- **South Carolina** — commercial products in the Charleston and Columbia metropolitan areas.
- **Tennessee** — commercial products primarily in the metropolitan Memphis and West Tennessee area, with additional networks in the far northern Mississippi counties of DeSoto and Tate, and in eastern Arkansas.
- **Utah** — commercial products and FEHBP throughout the state; and Medicare Advantage Products throughout the state, excluding Washington County.
- **Wyoming** — commercial and Medicare Advantage products primarily in the lower south eastern counties near Utah.
- **Virginia** — commercial, Medicaid, and Medicare products primarily in the Richmond, Roanoke and Charlottesville metropolitan areas and the Shenandoah Valley.
- **West Virginia** — commercial, Medicaid and Medicare Advantage products to a service area covering a majority of the state's population.

Specialized Managed Care Division

Medicare Part D

The Medicare Part D program provides eligible beneficiaries with access to prescription drug coverage. As part of the Medicare Part D program, eligible Medicare recipients are able to select a prescription drug plan. The Medicare Part D prescription drug benefit is largely subsidized by the federal government and is additionally supported by risk-sharing with the federal government through risk corridors designed to limit the profits or losses of the drug plans and through reinsurance for catastrophic drug costs. The government subsidy is based on the national weighted average monthly bid, by Medicare region, by participating plans for this coverage, adjusted for member demographics and risk factor payments. The beneficiary will be responsible for the difference between the government subsidy and their benefit plan's bid, together with the amount of their benefit plan's supplemental premium. Additional subsidies are provided for dual-eligible beneficiaries and specified low-income beneficiaries.

Our Medicare Part D business accounted for $1.5 billion of revenue in 2009 and had 1.7 million members as of December 31, 2009. The Medicare Part D plans are marketed under the brand names of Advantra Rx, First Health Premier, and First Health Secure. For 2009, certain of these plans include an option with first dollar coverage (no deductible) and options for generic coverage within the coverage gap in which no insurance coverage under the standard Part D program is available. We have established partnerships with Medicare Supplement insurance carriers and brokerage channels nationwide to distribute Medicare Part D prescription drug products to Medicare beneficiaries on our behalf. Medicare beneficiaries can also purchase our Medicare Part D products via the internet.

Network Rental

We offer our national PPO network and other managed care products to national, regional and local TPAs and insurance carriers. Primarily operating on a business-to-business basis, Network Rental focuses on delivering managed care and administrative solutions that increase client efficiency and improve their product offerings. Network services are supplemented with a variety of product offerings, including clinical management programs. Our network rental businesses accounted for $85.6 million of revenue in 2009.

Mental-Behavioral Health Services

We operate in the managed behavioral healthcare industry and provide coordination of comprehensive mental health and substance abuse treatment throughout the United States. These services are provided through Mental Health Network Institutional Services, Inc. ("MHNet"), our subsidiary based in Austin, Texas. MHNet provides services to health plans and employer clients and accounted for $31.1 million of revenue, after eliminations, in 2009.

Public Sector

Our Public Sector business, which we sold on July 31, 2009, provided state Medicaid agencies and other government funded programs with the clinical, administrative and technological tools needed to better manage their health care, pharmacy, mental health and long-term care programs. Prior to the sale, our Public Sector business accounted for $89.8 million of revenue in 2009, which is reflected within discontinued operations.

Workers' Compensation Division

Our workers' compensation products accounted for $757.1 million of revenue in 2009.

Bill Review

Our workers' compensation Bill Review system provides national and multi-regional workers' compensation clients with a system to integrate and manage their workers' compensation medical data.

Bill Review enables our clients to have an accurate and consistent application of state fee schedule pricing, including applicable rules, regulations and clinical guidelines. State fee schedules, which typically represent the maximum reimbursement for medical services provided to the injured worker, differ by state (and change as state laws and regulations are passed and /or amended). The system features full integration with our provider network and provides a seamless process for determining claim payment rates. As part of the bill adjudication process, we subject bills to a sophisticated, proprietary process to detect duplicate bills and correct billing irregularities and inappropriate billing practices.

In addition, our Bill Review system has a comprehensive reporting database that produces a standard set of client savings and management reports. Clients who utilize the Bill Review system have online access to their data and are able to create reports at their desktops.

Pharmacy Benefit Management

Insurance carriers, TPAs and employers contract with our First Script pharmacy benefit management program. First Script provides a retail network of over 61,000 pharmacies that can be accessed by workers' compensation claimants immediately after an injury has occurred. First Script continues to provide service to these claimants upon compensability confirmation throughout the life of their workers' compensation claim. Home delivery of medication is included as part of First Script's integrated prescription solution.

In addition to providing network access to workers' compensation claimants, First Script also offers a full suite of drug utilization review tools and reports to assist its clients in controlling their pharmacy costs. These tools go beyond basic formulary management and include predictive indicators of claim severity and direction. The application of these cost control tools must be balanced with the need for claimants to receive their drugs in a convenient and timely manner. Claimants who follow their doctor's prescription orders are more likely to recover quicker and return to work earlier. Both of these outcomes further contribute to lowering the client's overall workers' compensation claim costs.

Care Management Services

Our Care Management Services seek to promote appropriate healthcare access and utilization by performing services designed to monitor cases and facilitate the return to work of injured or ill employees who have been out of work, receiving healthcare, or both, for an extended period of time due to a work-related or auto incident or disability.

We provide field case management services for workers' compensation cases through case managers working on a one-on-one basis with injured employees and their healthcare professional, employers, and insurance company adjusters. Our telephonic case management services consist of telephonic management of workers' compensation and auto injury claims, as well as short-term disability, long-term disability, and employee absences covered under the Family and Medical Leave Act. We provide our customers with access to healthcare professionals who perform independent medical examinations to evaluate the medical condition and treatment plan of patients. Our technology enables customers to make on-line referrals and check on the current status of their cases. Customers use our pre-certification and concurrent review services to ensure that a physician or registered nurse reviews, and pre-certifies if appropriate, specified medical procedures for medical necessity and appropriateness.

Provider Network

Our provider network is the core of our health care and workers' compensation businesses, providing the foundation for our products and services. We contract with hospitals, physicians and other health care providers that provide health care services at pre-negotiated rates to members and customers of various payors, including employee groups, workers' compensation payors, insurance carriers, TPAs, HMOs, self-insured employers, union trusts and government employee plans. Provider networks offer a means of managing health care costs by reducing the per-unit price of medical services accessed through the network while providing an increased number of patients to providers.

Our provider network optimizes client savings through a combination of increased penetration to a broad network and discounted unit costs savings. The majority of the facility contracts feature fixed rate structures that ensure cost effectiveness while incentivizing providers to control utilization. The fixed rate structures include per diems based on the intensity of care and/or Diagnostics Related Group based pricing for inpatient care. Hospital outpatient charges are typically controlled by fixed fee schedules. For facilities or procedures not covered by fixed pricing arrangements, charge master controls are generally negotiated, limiting the increasing trend of health care unit cost.

Our health plans maintain provider networks in the local markets in which they operate. All of our health plans currently offer an open panel delivery system where individual physicians or physician groups contract with the health plans to provide services to members but also maintain independent practices in which they provide services to individuals who are not members of our health plans.

Most of our health plan contracted primary care and specialist physicians are compensated under an established local fee schedule(s) that is structured around the resource-based relative value scale. The majority of our health plans contract with hospitals to provide for inpatient care through per diem or per case hospital rates. Outpatient services are contracted on a discounted fee-for-service or a per case basis. Our health plans pay ancillary providers on a fixed fee schedule or a capitation basis. Prescription drug benefits are provided through a formulary and drug prices are negotiated at discounted rates through a national network of pharmacies.

Our health plans have capitation arrangements for certain ancillary health care services, such as laboratory services and, in some cases, physician and radiology services. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Capitation arrangements limit our health plans' exposure to the risk of increasing medical costs, but expose them to risk as to the adequacy of the financial and medical care resources of the provider organization. Our health plans are ultimately responsible for the coverage of their members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, our health plans will be required to perform such obligations. Consequently, our health plans may have to incur costs in excess of the amounts they would otherwise have to pay under the original capitation arrangements. Medical costs associated with capitation arrangements made up approximately 2.9%, 4.1%, and 4.9% of our total medical costs for the years ended December 31, 2009, 2008 and 2007, respectively. We do not consider the financial risk associated with our existing capitation arrangements to be material.

Medical Management

We have established systems to monitor the availability, appropriateness and effectiveness of the patient care that our network providers provide to our members. We collect utilization data that is used to analyze over-utilization or under-utilization of services and to assist in arranging for appropriate care for our members and improving patient outcomes in a cost efficient manner. Our corporate medical department monitors the medical management policies of our subsidiaries and assists in implementing disease management programs, quality assurance programs and other medical management tools. In addition, we have internal quality assurance review committees made up of practicing physicians and staff members whose responsibilities include periodic review of medical records, development and implementation of standards of care based on current medical literature and the collection of data relating to results of treatment.

We have developed a comprehensive disease management program that identifies those members having certain chronic diseases, such as asthma and diabetes. Our case managers proactively work with members and their physicians to facilitate appropriate treatment, to help to ensure compliance with recommended therapies and to educate members on lifestyle modifications to manage the disease. We believe that our disease management program promotes the delivery of efficient care and helps to improve the quality of health care delivered.

Our medical directors supervise medical managers who review and approve, for coverage in accordance with the health benefit plan, requests by physicians to perform certain diagnostic and therapeutic procedures, using nationally recognized clinical guidelines developed based on nationwide benchmarks that maximize efficiency in health care delivery and InterQual, a nationally recognized evidence-based set of criteria developed through peer reviewed medical literature. Medical managers also continually review the status of hospitalized patients and compare their medical progress with established clinical criteria, make hospital rounds to review patients' medical progress and perform quality assurance and utilization functions.

Medical directors also monitor the utilization of diagnostic services and encourage the use of outpatient surgery and testing where appropriate. Data showing each physician's utilization profile for diagnostic tests, specialty referrals and hospitalization are collected and presented to physicians. The medical directors monitor these results in an attempt to ensure the use of cost-effective, medically appropriate services.

We focus on the satisfaction of our members. We monitor appointment availability, member-waiting times, provider environments and overall member satisfaction. We continually conduct membership surveys of existing employer groups concerning the quality of services furnished and suggestions for improvement.

Information Technology

We believe that integrated and reliable information technology systems are critical to our success. We have implemented advanced information systems to improve our operating efficiency, support medical management, underwriting and quality assurance decisions and effectively service our customers, members and providers. Each of our health plans operates on a single financial reporting system along with a common, fully integrated application which encompasses all aspects of our health plan commercial, government and non-risk business, including enrollment, provider referrals, premium billing and claims processing.

We have dedicated in-house teams providing infrastructure and application support services to our members. Our data warehouse collects information from all of our health plans and uses it in medical management to support our underwriting, product pricing, quality assurance, rates, marketing and contracting functions. We have dedicated in-house teams that convert acquired companies to our information systems as soon as possible following the closing of the acquisition.

In 2009, approximately 78.0% of our claim transactions were received from providers in a Health Insurance Portability and Accountability Act of 1996 ("HIPAA") compliant electronic data interface format. In 2009, our claims system auto adjudicated 83.6% of all claims, which improved our claims processing efficiency and accuracy.

Marketing

We market our products and services to individuals, employer groups, multi-site direct accounts, self-insured employers, government employees, multi-employer trusts with greater than 500 employees and through group health insurance carriers and TPAs. When marketing on a business-to-business basis directly to insurance carriers and TPAs, our customers have primary responsibility for offering our services to their underlying clients. We also market to both FEHB health plan sponsors and directly to federal employees. Marketing is provided through our own direct sales staff and a network of non-exclusive, independent brokers and focused on developing new business as well as retaining existing business.

In addition to our commercial HMO, PPO, and POS products, which are offered on a fully insured and self-funded basis, our local health plans also continue to expand the number of lower cost product options. These options include Coventry FlexChoice, a family of "consumer-driven" products, whereby the employee bears a substantially greater proportion of health care costs.

While our large group accounts may have benefit products offered to their employees by multiple carriers, our small and medium size groups are most commonly offered our services on an exclusive basis. In the case of insurance carriers, we typically enter into a master service agreement under which we agree to provide our cost management services to health care plans maintained by the carrier's customers. Our services are offered not only to new insurance policyholders, but also to existing policyholders at the time group health benefits are renewed.

Medicaid products are marketed to Medicaid recipients by state Medicaid authorities and through educational and community outreach programs.

Medicare Advantage products, which can include both medical and pharmacy benefits, are commonly promoted through mass media and direct mail to both individuals and retirees of employer groups that provide benefits to retirees. Networks of independent brokers are also used in the marketing of Medicare products. Our Medicare Part D product is marketed through our existing channels as well as through joint marketing arrangements with Medicare Supplement health insurers, TPAs and related broker distribution entities. Additionally, we have established partnerships with Medicare Supplement health insurers and brokerage channels nationwide to provide Medicare Advantage products to Medicare beneficiaries.

Workers' compensation services are marketed to insurance carriers and TPAs, who in turn take responsibility for marketing our services to their prospects and clients. We also market directly to state funds, municipalities, self-insured payors and other distribution channels.

Significant Customers

The Mail Handlers Benefit Plan represented 10.5%, 9.2%, and 14.7% of our management services revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

Our health plan commercial business is diversified across a large customer base and no customer group compromises 10% or more of our managed care premiums. We received 50.7%, 38.1%, and 33.1% of our managed care premiums for the years ended December 31, 2009, 2008 and 2007, respectively, from the federal Medicare programs throughout our various health plan markets and from national Medicare Part D and Medicare PFFS products. We also received 8.4%, 10.3%, and 10.7% of our managed care premiums for the years ended December 31, 2009, 2008 and 2007, respectively, from our state-sponsored Medicaid programs throughout our various health plan markets. In 2009, the State of Missouri accounted for almost half of our health plan Medicaid premiums.

Competition

The managed care industry is highly competitive; both nationally and in the individual markets we serve. Generally, in each market, we compete against local health plans and nationally focused health insurers and managed care plans. We compete for employer groups and members primarily on the basis of the price of the benefit plans offered, locations of the health care providers, reputation for quality care and service, financial stability, comprehensiveness of coverage, diversity of product offerings and access to care. We also compete with other managed care organizations and indemnity insurance carriers in obtaining and retaining favorable contracts for health care services and supplies.

We compete in a highly fragmented market with national, regional and local firms specializing in utilization review and PPO cost management services and with major insurance carriers and TPAs that have implemented their own internal cost management services. In addition, other managed care programs, such as HMOs and group health insurers, compete for the enrollment of benefit plan participants. We are subject to intense competition in each market segment in which we operate. We distinguish ourselves on the basis of the quality and cost-effectiveness of our programs, our proprietary computer-based integrated information systems, our emphasis on commitment to service with a high degree of physician involvement, our national provider network including its penetration into secondary and tertiary markets and our role as an integrated provider of PBM services.

Workers' compensation competition includes regional and national managed care companies and other service providers with an emphasis on PPO, clinical programs or bill review. We differentiate ourselves based on our national PPO coverage and the ability to provide an integrated product, coupled with technology that reduces administrative cost. We compete with a multitude of PPOs, technology companies that provide bill review services, clinical case management companies, pharmacy benefit managers, and rehabilitation companies for the business of these insurers. While experience differs with various clients, obtaining a workers' compensation insurer as a new client typically requires extended discussions and a significant investment of time. Given these characteristics of the competitive landscape, client relationships are critical to the success of our workers' compensation products.

Financial Information

Required financial information related to our business segments is set forth in Note B, Segment Information, of our consolidated financial statements.

Corporate Governance

Our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to the members of our Board of Directors and our officers, including our Chief Executive Officer, Chief Financial Officer, Corporate Controller and our employees. In addition, the Board of Directors has adopted Corporate Governance Guidelines and committee charters for our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Our Code of Business Conduct and Ethics, Corporate Governance Guidelines and current committee charters can be accessed on our website at www.coventryhealth.com. Any amendments to our Code of Business Conduct and Ethics are posted to and can be accessed on our website.

Government Regulation

As a managed health care company, we are subject to extensive government regulation of our products and services. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members of the health plans. Managed care laws and regulations vary significantly from jurisdiction to jurisdiction and changes are frequently considered and implemented.

Congress and state legislatures continue to focus on health care issues and to consider major changes that would affect both public programs and privately-financed health insurance arrangements. The U.S. House of Representatives and the U.S. Senate each passed healthcare reform bills at the end of 2009; however neither of these bills has yet to become law. The bills and other reform measures under consideration include proposals that would result in significant new taxes on the health insurance industry and/or on employers offering certain health benefit plans, immediately effective market reforms (such as a ban on lifetime limits, new benefit mandates, increased dependant coverage and limits on pre-existing condition exclusions), expansion of eligibility under existing Medicaid and/or FEHBP programs, minimum medical benefit ratios for health plans, new individual insurance requirements, Medicare Advantage funding cuts, administrative cost caps, and new government-run plans or insurance exchanges. These or other changes could have a material adverse impact on our business operations and financial condition. In addition, several states are considering legislative proposals that could affect our ability to obtain appropriate premium rates and that would mandate certain benefits and forbid certain policy provisions, or otherwise materially adversely impact our business operations and financial condition.

State Regulation

The states served by our health plans provide the principal legal and regulatory framework for the commercial risk products offered by our insurance companies and HMO subsidiaries. One of our insurance company subsidiaries, Coventry Health and Life Insurance Company ("CH&L"), offers managed care products, primarily PPO and POS products, in conjunction with our HMO subsidiaries in states where HMOs are not permitted to offer these types of health care benefits. CH&L does not currently offer traditional health indemnity insurance. In addition, one of our subsidiaries, First Health Life & Health Insurance Company, offers a small group PPO product in certain states.

Our regulated subsidiaries are required by state law to file periodic reports and to meet certain minimum capital and deposit and/or reserve requirements and may be restricted from paying dividends to the parent or making other distributions or payments under certain circumstances. They also are required to provide their members with certain mandated benefits. Our HMO subsidiaries are required to have quality assurance and educational programs for their professionals and enrollees. Certain states' laws further require that representatives of the HMOs' members have a voice in policy making. Most states impose requirements regarding the prompt payment of claims and several states permit "any willing provider" to join our network. Compliance with "any willing provider" laws could increase our costs of assembling and administering provider networks.

We also are subject to the insurance holding company regulations in the states in which our regulated subsidiaries operate. These laws and associated regulations generally require registration with the state department of insurance and the filing of reports describing capital structure, ownership, financial condition, certain inter-company transactions and business operations. Most state insurance holding company laws and regulations require prior regulatory approval or, in some states, prior notice, of acquisitions or similar transactions involving regulated companies, and of certain transactions between regulated companies and their parents. In connection with obtaining regulatory approvals of acquisitions, we may be required to agree to maintain capital of regulated subsidiaries at specified levels, to guarantee the solvency of such subsidiaries or to other conditions. Generally, our regulated subsidiaries are limited in their ability to pay dividends to their parent due to the requirements of state regulatory agencies that the subsidiaries maintain certain minimum capital balances.

Our workers' compensation business is also subject to state governmental regulation. Historically, governmental strategies to contain medical costs in the workers' compensation field have been limited to legislation on a state-by-state basis. Many states have adopted guidelines for utilization management and have implemented fee schedules that list maximum reimbursement levels for health care procedures. In certain states that have not authorized the use of a fee schedule, we adjust bills to the usual and customary levels authorized by the payor.

Most states now impose risk-based or other net worth-based capital requirements on our regulated entities. These requirements assess the capital adequacy of the regulated subsidiary based upon the investment asset risks, insurance risks, interest rate risks and other risks associated with the subsidiary's business. If a subsidiary's capital level falls below certain required capital levels, it may be required to submit a capital corrective plan to regulatory authorities and at certain levels may be subjected to regulatory orders, including regulatory control through rehabilitation or liquidation proceedings. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" for more information.

Federal Regulation

Privacy, Security and other HIPAA Requirements

The use, disclosure and secure handling of individually identifiable health information by our business is regulated at the federal level, including the privacy provisions of the Gramm-Leach-Bliley Act and privacy and security regulations pursuant to HIPAA. Further, our privacy and security practices are subject to various state laws and regulations. Varying requirements and enforcement approaches in the different states may adversely affect our ability to standardize our products and services across state lines. These state and federal requirements change frequently as a result of legislation, regulations and judicial or administrative interpretation. The American Recovery and Reinvestment Act of 2009 ("ARRA") broadened the scope of the HIPAA privacy and security regulations. Among other things, ARRA strengthened the enforcement provisions of HIPAA, which may result in increased enforcement activity. Under ARRA, the Department of Health and Human Services ("DHHS") is required to conduct periodic compliance audits of entities covered by the HIPAA regulations, known as covered entities, and their business associates (entities that handle identifiable health information on behalf of covered entities). Additionally, ARRA mandates that if a member requests a copy of their medical record, it must be provided to them. Doctor's notes, medical test results, lab results and billing information fall within this mandate. Many of our business operations are considered to be covered entities under HIPAA, while others are classified as business associates.

ARRA broadens the applicability of the criminal penalty provisions under HIPAA to employees of covered entities and requires DHHS to impose penalties for violations resulting from willful neglect. ARRA also significantly increases the amount of the civil penalties, with penalties of up to $50,000 per HIPAA violation for a maximum civil penalty of $1,500,000 in a calendar year for violations of the same requirement. In addition, ARRA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. Further, ARRA extends the application of certain provisions of the HIPAA security and privacy regulations to business associates and subjects business associates to civil and criminal penalties for violation of the regulations. State and local authorities are increasingly focused on the importance of protecting individuals from identity theft, with a significant number of states enacting laws requiring businesses to notify individuals of security breaches involving personal information. As required by ARRA, DHHS published an interim final rule on August 24, 2009, that requires covered entities to report breaches of unsecured protected health information to affected individuals without unreasonable delay, but not to exceed 60 days of recovery of the breach by the covered entity or its agents. Notification must also be made to DHHS and, in certain situations involving large breaches, to the media.

HIPAA includes administrative requirements directed at simplifying electronic data interchange through standardizing transactions and establishing uniform health care provider, payer and employer identifiers. HIPAA also imposes obligations for health insurance issuers and health benefit plan sponsors. HIPAA requires guaranteed health care coverage for small employers having two to 50 employees and for individuals who meet certain eligibility requirements. HIPAA also requires guaranteed renewability of health coverage for most employers and individuals and contains nondiscrimination requirements. HIPAA limits exclusions based on pre-existing conditions for individuals covered under group policies to the extent the individuals had prior creditable coverage.

Failure to comply with any of the statutory and regulatory HIPAA requirements, state privacy and security requirements and other similar federal requirements could subject us to significant penalties.

ERISA

The provision of services to certain employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA. For instance, the U.S. Department of Labor regulations under ERISA (insured and self-insured) regulate the time allowed for health and disability plans to respond to claims and appeals, establish requirements for plan responses to appeals and expand required disclosures to participants and beneficiaries. In addition, some states require licensure or registration of companies providing third party claims administration services for benefit plans. We provide a variety of products and services to employee benefit plans that are covered by ERISA.

Medicare and Medicaid

Some of our subsidiaries contract with CMS to provide services to Medicare beneficiaries pursuant to the Medicare Advantage program. Some of our health plans also contract with states to provide health benefits to Medicaid recipients. As a result, we are subject to extensive federal and state regulations.

CMS periodically performs risk adjustment data validation ("RADV") audits for any health plan operating under a Medicare managed care contract to determine the plan's compliance with state and federal law and contractual obligations. Additionally, in some instances states engage peer review organizations to perform quality assurance and utilization review oversight of Medicare managed care plans. Our health plans are required to abide by the peer review organizations' standards.

CMS rules require Medicaid managed care plans to have beneficiary protections and protect the rights of participants in the Medicaid program. Specifically, states must assure continuous access to care for beneficiaries with ongoing health care needs who transfer from one health plan to another. States and plans must identify enrollees with special health care needs and assess the quality and appropriateness of their care. These requirements have not had a material adverse effect on our business.

The federal anti-kickback statute imposes criminal and civil penalties for paying or receiving remuneration (which is deemed to include a kickback, bribe or rebate) in connection with any federal health care program, including the Medicare, Medicaid and FEHB Programs. The law and related regulations have been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal health care program patients or any item or service that is reimbursed, in whole or in part, by any federal health care program. Similar anti-kickback provisions have been adopted by many states, which apply regardless of the source of reimbursement.

With respect to the federal anti-kickback statute, there exists a statutory exception and two safe harbors addressing certain risk-sharing arrangements. A safe harbor is a regulation that describes relationships and activities that are deemed not to violate the federal anti-kickback statute. However, failure to satisfy each criterion of an applicable safe harbor does not mean that the arrangement constitutes a violation of the law; rather the arrangement must be analyzed on the basis of its specific facts and circumstances. We believe that our risk agreements satisfy the requirements of these safe harbors. In addition, the Office of the Inspector General has adopted other safe harbor regulations that relate to managed care arrangements. We believe that the incentives offered by our subsidiaries to Medicare and Medicaid beneficiaries and the discounts our plans receive from contracting health care providers satisfy the requirements of these safe harbor regulations. We believe that our arrangements do not violate the federal or similar state anti-kickback laws.

CMS has promulgated regulations that prohibit health plans with Medicare contracts from including any direct or indirect payment to physicians or other providers as an inducement to reduce or limit medically necessary services to a Medicare beneficiary. These regulations impose disclosure and other requirements relating to physician incentive plans such as bonuses or withholds that could result in a physician being at "substantial financial risk" as defined in Medicare regulations. Our ability to maintain compliance with such regulations depends, in part, on our receipt of timely and accurate information from our providers. Although we believe we are in compliance with all such Medicare regulations, we are subject to future audit and review.

The federal False Claims Act prohibits knowingly submitting false claims to the federal government. Private individuals known as relators or whistleblowers may bring actions on the government's behalf under the False Claims Act and share in any settlement or judgment. Violations of the federal False Claims Act may result in treble damages and civil penalties of up to $11,000 for each false claim. In some cases, whistleblowers, the federal government and some courts have taken the position that providers who allegedly have violated other statutes such as the federal anti-kickback statute have thereby submitted false claims under the False Claims Act. The Fraud Enforcement and Recovery Act of 2009 expanded the scope of the False Claims Act by, among other things, creating liability for knowingly or improperly avoiding repayment of an overpayment received from the government and broadening protections for whistleblowers. Under the Deficit Reduction Act of 2006 ("DEFRA"), every entity that receives at least $5 million annually in Medicaid payments must establish written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the federal False Claims Act, and similar state laws. We have established written policies that we believe comply with this provision of DEFRA.

A number of states, including states in which we operate, have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. DEFRA creates an incentive for states to enact false claims laws that are comparable to the federal False Claims Act. From time to time, companies in the healthcare industry, including ours, may be subject to actions under the False Claims Act or similar state laws.

In July 2008, the Medicare Improvements for Patients and Providers Act of 2008, commonly called MIPPA, became law. MIPPA increased restrictions on marketing and sales activities of Medicare Advantage plans, including limitations on compensation systems for agents and brokers, limitations on solicitation of beneficiaries, and prohibitions regarding many sales activities. MIPPA also imposed restrictions on Special Needs Plans, increased penalties for reimbursement delays under Part D; required weekly reporting of pricing standards by Medicare Part D plans, and implemented focused cuts to certain Medicare Advantage programs. The Congressional Budget Office estimated that the MIPPA would reduce federal spending on Medicare Advantage plans by $48.7 billion over the 2008-2018 period. Failure to comply with MIPPA or the regulations promulgated pursuant to MIPPA could result in penalties including suspension of enrollment, suspension of payment, suspension of marketing, fines and/or civil monetary penalties.

Federal Employees Health Benefits Program

We contract with the United States Office of Personnel Management ("OPM") and with various federal employee organizations to provide health insurance benefits under the Federal Employees Health Benefits Program. These contracts are subject to government regulatory oversight by the Office of the Inspector General ("OIG") of OPM who perform periodic audits of these benefit program activities to ensure that contractors meet their contractual obligations with OPM. For our managed care contracts, the OIG conducts periodic audits to, among other things; verify that premiums established under its contracts are in compliance with community rating requirements under the FEHB Program. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program. For our experience -rated plans, the OIG focuses on the appropriateness of contract charges, the effectiveness of claims processing, financial and cost accounting systems, and the adequacy of internal controls to ensure proper contract charges and benefits payments. The OIG may seek refunds of costs charged under these contracts or institute other sanctions against health plans. These audits are generally a number of years in arrears.

Managed Care Legislative Proposals

In the final months of 2009, both houses of the U.S. Congress passed separate bills intended to reform the healthcare system. While neither of these bills has yet become law, such laws or similar proposals have been, and we anticipate may continue to be, a focus at the federal level. Several states are also considering healthcare reform measures. This focus on healthcare reform, including managed care reform, may increase the likelihood of significant changes affecting the managed care industry and our business. At this time, it is unclear as to when any reform proposals might be enacted or the content of any new legislation, and we cannot predict the effect on our operations of proposed legislation or any other reform proposals that may be adopted.

Risk Management

In the normal course of business, we have been named as a defendant in various legal actions such as actions seeking payments for claims for medical services denied by the Company, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2009 may result in the assertion of additional claims. We maintain general liability, professional liability and employment practices liability insurances in amounts that we believe are appropriate, with varying deductibles for which we maintain reserves. The professional liability and employment practices liability insurances are carried through our captive subsidiary.

Employees

At January 31, 2010, we employed approximately 14,400 persons, none of whom are covered by a collective bargaining agreement.

Acquisition Growth

We began operations in 1987 with the acquisition of the American Service Companies entities, including Coventry Health and Life Insurance Company. We have grown substantially through acquisitions. The table below summarizes all of our significant acquisitions since 2005.

Acquisition	Markets	Type of Business	Year Acquired
First Health Group Corp.	Multiple Markets	Multiple Products	2005
FirstGuard Health Plan Missouri	Missouri	Medicaid	2007
Certain workers' compensation business from Concentra, Inc.	Multiple Markets	Management Services	2007
Certain group health insurance business from Mutual of Omaha	Nebraska & Iowa	Multiple Products	2007
Florida Health Plan Administrators, LLC	Florida	Multiple Products	2007
Mental Health Network Institutional Services, Inc.	Multiple Markets	Mental Health Products	2008
Majority Interest in Group Dental Services	Multiple Markets	Dental Products	2008

On February 1, 2010 we completed our previously announced acquisition of Preferred Health Systems, Inc. ("PHS"), a commercial health plan based in Wichita, Kansas serving more than 100,000 commercial group risk members and 20,000 commercial self-funded members.

Executive Officers of Our Company

The following table sets forth information with respect to our executive officers as of February 1, 2010:

Allen F. Wise	67	Chief Executive Officer and Director
Harvey C. DeMovick, Jr.	63	Executive Vice President
Thomas C. Zielinski	58	Executive Vice President and General Counsel
Michael D. Bahr	51	Executive Vice President, Commercial Business
John J. Stelben	48	Interim Chief Financial Officer and Treasurer
Patrisha L. Davis	54	Senior Vice President and Chief Human Resources Officer
Paul C. Conlin	52	Senior Vice President, Medicaid Business
John J. Ruhlmann	47	Senior Vice President and Corporate Controller
David W. Young	45	President and Chief Executive Officer, Workers Compensation Business

Allen F. Wise was appointed Chief Executive Officer of our Company in January 2009. He has been a director of our Company since October 1996 and Executive Chairman since December 2008. He was non-executive Chairman of the Board from January 2005 to December 2008. Mr. Wise was a private investor from January 2005 to January 2009. Prior to that, he was President and Chief Executive Officer of our Company from October 1996 to December 2004.

Harvey C. DeMovick, Jr. rejoined our Company in March 2009 and was elected Executive Vice President of our Company in May 2009. From July 2007 to March 2009, Mr. DeMovick had retired from our Company and was a private investor and business consultant. From January 2005 to July 2007, Mr. DeMovick was an Executive Vice President of our Company. He served as our Chief Information Officer from April 2001 to July 2007 and managed our Customer Service Operations from September 2001 to July 2007.

Thomas C. Zielinski was elected Executive Vice President of our Company, effective November 2007. He is also General Counsel of our Company and has served in that capacity since August 2001. He served as Senior Vice President of our Company from August 2001 to November 2007. Prior to that time, Mr. Zielinski worked for 19 years in various capacities for the law firm of Cozen and O'Connor, P.C., including as a senior member, shareholder and Chair of the firm's Commercial Litigation Department.

Michael D. Bahr was elected Executive Vice President of our Company in August 2009. From September 2003 to September 2009 he was President and Chief Executive Officer of our Utah health plan. Mr. Bahr is an associate of the Society of Actuaries and a member of the American Academy of Actuaries.

John J. Stelben was elected Interim Chief Financial Officer and Treasurer of our Company in November 2009. From May 2005 to date, he has been a Senior Vice President of our Company. He was a Vice President, Business Development, of our Company from October 1998 to May 2005. Mr. Stelben joined our Company in 1994 as the Controller of our Missouri health plan.

Patrisha L. Davis was elected Senior Vice President of our Company, effective June 2007. From November 2000 to date, she has been the Chief Human Resources Officer of our Company. She was a Vice President of our Company from March 2005 to June 2007. Ms. Davis has been a Human Resources executive with our Company since April 1998.

Paul C. Conlin joined our Company in June 2009 as a Senior Vice President in charge of our Medicaid business. From September 2008 to June 2009 he was an advisor to the Chief Financial Officer of UnitedHealth Group on clinical affordability. From July 2006 to September 2008, he was an Executive Vice President of UnitedHealth Group in charge of enterprise-wide commercial and Medicare clinical operations. From April 2004 to July 2006, he was an Executive Vice President of UnitedHealth Group in charge of the Northeast network and clinical operations.

John J. Ruhlmann was elected Senior Vice President of our Company in November 2006. Prior to that he was Vice President of our Company from November 1999 to November 2006. He has served as our Corporate Controller since November 1999.

David W. Young was elected President and Chief Executive Officer of our subsidiary, Coventry Health Care Workers Compensation, Inc., in April 2009. From April 2007 to April 2009 he served as Senior Vice President and Chief Operating Officer of the workers compensation division of our Company. Prior to that time, from June 2003 to April 2007, he served in the positions of President, Chief Operating Officer and Vice President of Operations at Concentra Network Services, Inc., a private insurance consulting company.

Item 1A: Risk Factors

The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Further, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs.

Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Accordingly, costs we incur in excess of our cost projections generally are not recovered in the contract year through higher premiums. We estimate our costs of future benefit claims and related expenses using actuarial methods and assumptions based upon claim payment patterns, inflation, historical developments (including claim inventory levels and claim receipt patterns) and other relevant factors. We also record benefits payable for future payments. We continually review estimates of future payments relating to benefit claims costs for services incurred in the current and prior periods and make necessary adjustments to our reserves. These estimates involve extensive judgment, and have considerable inherent variability that is sensitive to payment patterns and medical cost trends. Factors that may cause health care costs to exceed our estimates include:

- an increase in the cost of health care services and supplies, including pharmaceuticals;
- higher than expected utilization of health care services;
- periodic renegotiations of hospital, physician and other provider contracts;
- the occurrence of catastrophic events, including epidemics and natural disasters;
- changes in the demographics of our members and medical trends affecting them;
- general inflation or economic downturns;
- new mandated benefits or other legislative or regulatory changes that increase our costs;
- clusters of high cost cases;
- changes in or new technology; and
- other unforeseen occurrences.

In addition, medical liabilities in our financial statements include our estimated reserves for incurred but not reported and reported but not paid claims. The estimates for medical liabilities are made on an accrual basis. We believe that our reserves for medical liabilities are adequate, but we cannot assure you of this. Increases from our current estimates of liabilities could adversely affect our results of operations.

Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs.

Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

General economic conditions and disruptions in the financial markets could adversely affect our business, results of operations and investment portfolio.

Worldwide financial markets have experienced extreme disruptions, including extraordinarily volatile stock prices and diminished liquidity and availability of credit. Together with the current recessionary environment in the U.S. and abroad and other unfavorable economic developments such as high unemployment, these developments could adversely affect our business, results of operations and investment portfolio.

For instance, a decline in members covered under our plans could result from layoffs and downsizing or the elimination of health benefits by employers seeking to cut costs. Economic conditions could cause our existing members to seek health coverage alternatives that we do not offer or could, in addition to significant membership loss, result in lower average premium yields or decreased margins on continuing membership. In addition, the economic downturn could negatively affect our employer group renewals and our ability to increase premiums.

The state of the economy also adversely affects the states' budgets, which can result in states attempting to reduce payments to Medicaid plans in those states in which we offer Medicaid plans, and to increase taxes and assessments on our activities. Although we could attempt to mitigate our exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that we will be able to do so.

A drop in the prices of securities across global financial markets could negatively affect our investment portfolio. Some of our investments could further experience other-than-temporary declines in fair value, requiring us to record impairment charges that adversely impact our financial results.

We conduct business in a heavily regulated industry and changes in laws or regulations or alleged violations of regulations could adversely affect our business and results of operations.

Our business is heavily regulated by federal, state and local authorities. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations. Legislative or regulatory changes that could significantly harm us and our subsidiaries include changes that:

- impose increased liability for adverse consequences of medical decisions;
- require coverage of pre-existing conditions;
- limit premium levels or establish minimum medical expense ratios for certain products;
- increase minimum capital, reserves and other financial viability requirements;
- increase government sponsorship of competing health plans;
- impose fines or other penalties for the failure to pay claims promptly;
- impose fines or other penalties as a result of market conduct reviews;
- prohibit or limit rental access to health care provider networks;
- prohibit or limit provider financial incentives and provider risk-sharing arrangements;
- require health plans to offer expanded or new benefits;
- limit the ability of health plans to manage care and utilization, including "any willing provider" and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;
- limit contractual terms with providers, including audit, payment and termination provisions;
- implement mandatory third party review processes for coverage denials; and
- impose additional health care information privacy or security requirements.

Congress and state legislatures continue to focus on health care issues and to consider major changes that would affect both public programs and privately-financed health insurance arrangements. The U.S. House of Representatives and the U.S. Senate each passed healthcare reform bills at the end of 2009; however neither of these bills has yet become law. The bills and other reform measures under consideration include proposals that would result in significant new taxes on the health insurance industry and/or on employers offering certain plans, immediately effective market reforms (such as a ban on lifetime limits, new benefit mandates, increased dependant coverage and limits on pre-existing condition exclusions), expansion of eligibility under existing Medicaid and/or FEHBP programs, minimum medical benefit ratios for health plans, new individual insurance requirements, Medicare Advantage funding cuts, administrative cost caps, and new government-run plans or insurance exchanges. These or other changes could have a material adverse impact on our business operations and financial condition. In addition, several states are considering legislative proposals that could impact our ability to obtain appropriate premium rates and that would mandate certain benefits and forbid certain policy provisions, or otherwise materially adversely impact our business operations and financial condition.

We also may be subject to governmental investigations or inquiries from time to time. The existence of such investigations in our industry could negatively affect the market value of all companies in our industry including our stock price. As a result of recent investigations, including audits, CMS has imposed sanctions and fines including immediate suspension of all enrollment and marketing activities and civil monetary penalties on certain Medicare Advantage plans run by our competitors. In addition, qui tam suits brought by whistleblowers have resulted in significant settlements. Any similar governmental investigations of Coventry could have a material adverse effect on our financial condition, results of operations or business or result in significant liabilities to the Company, as well as adverse publicity.

Changes to laws may impact our ability to enroll beneficiaries and the viability of certain of our Medicare Advantage plans. MIPPA imposes restrictions on the ability to market Medicare Advantage and PDPs.

We are required to obtain and maintain various regulatory approvals to offer many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely impact our results of operations. Federal, state and local authorities frequently consider changes to laws and regulations that could adversely affect our business. We cannot predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

We may be adversely affected by changes in government funding for Medicare and Medicaid.

The federal government and many states from time to time consider altering the level of funding for government healthcare programs, including Medicare and Medicaid. The DEFRA included Medicaid cuts of approximately $4.8 billion over five years. MIPPA reduced federal spending on the Medicare Advantage program by $48.7 billion over the 2008-2018 period. In addition, MIPPA mandated that the Medicare Payment Advisory Commission report on both the quality of care provided under Medicare Advantage plans and the cost to the Medicare program of such plans. Current healthcare reform proposals would impose additional cuts to the Medicare Advantage program. Additional proposed regulatory changes would, if implemented, further reduce federal Medicaid funding. We cannot predict future Medicare or Medicaid funding levels or ensure that changes to Medicare or Medicaid funding will not have an adverse effect on our business or results of operations.

A reduction in the number of members in our health plans could adversely affect our results of operations.

A reduction in the number of members in our health plans could adversely affect our results of operations. Factors that could contribute to the loss of membership include:

- competition in premium or plan benefits from other health care benefit companies;
- reductions in the number of employers offering health care coverage;
- reductions in work force by existing customers;
- adverse economic conditions;
- our increases in premiums or benefit changes;
- our exit from a market or the termination of a health plan;
- negative publicity and news coverage relating to our company or the managed health care industry generally; and
- catastrophic events, including natural disasters, epidemics, man-made catastrophes, and other unforeseen occurrences.

Our growth strategy is dependent in part upon our ability to acquire additional managed care businesses and successfully integrate those businesses into our operations.

Part of our growth strategy is to grow through the acquisition of additional health plans and other managed care businesses. Historically, we have significantly increased our revenues through a number of acquisitions. We cannot assure you that we will be able to continue to locate suitable acquisition candidates, obtain required governmental approvals, successfully integrate the businesses we acquire and realize anticipated operational improvements and cost savings. The businesses we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions. In such acquisitions, we may assume liabilities that could adversely affect our business. Additionally, we may issue stock in connection with such acquisitions, which would result in dilution to existing stockholders, or we could incur debt to finance such acquisitions.

Competition may limit our ability to attract new members or to increase or maintain our premium rates, which would adversely affect our results of operations.

We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

- price of benefits offered and cost and risk of alternatives such as self-insurance;
- location and choice of health care providers;
- quality of customer service;
- comprehensiveness of coverage offered;
- reputation for quality care;
- financial stability of the plan; and
- diversity of product offerings.

We compete with other managed care companies that may have broader geographical coverage, more established reputations in our markets, greater market share, larger contracting scale, lower costs and/or greater financial and other resources. We also may face increased rate competition from certain Blue Cross plan competitors that might be required by state regulation to reduce capital surpluses that may be deemed excessive.

The non-renewal or termination of our government contracts, or unsuccessful bids for business with government agencies, could adversely affect our business, financial condition and results of operations.

Our contracts with state government programs are subject to renewal, terminations and competitive bidding procedures. In particular, the contract between our HealthCare USA subsidiary and the Missouri Medicaid program, MO HealthNet, runs from October 1, 2009 through June 30, 2010. This contract is subject to two successive one-year extensions running through June 30, 2012, if MO HealthNet so elects. If we are unable to renew or successfully re-bid for this and/or other of our state contracts, or if such contracts were terminated or renewed on less favorable terms, our business, financial condition and results of operations could be adversely affected.

Additionally, on May 1, 2009, we notified CMS of our intention to cease offering PFFS products. This non-renewal took effect at the end of the term of this current year, December 31, 2009.

We depend on the services of non-exclusive independent agents and brokers to market our products to employers, and we cannot assure you that they will continue to market our products in the future.

We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers, who typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we cannot assure you that agents and brokers will continue to market our products in a fair and consistent manner.

If we fail to obtain cost-effective agreements with a sufficient number of providers we may experience higher medical costs and a decrease in our membership.

Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. In addition, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will impact the relative attractiveness of our managed care products in those markets, and our ability to contract at competitive rates with our PPO and workers' compensation related providers will affect the attractiveness and profitability of our products in the national account, network rental and workers' compensation businesses.

In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiations. We cannot assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

Negative publicity regarding the managed health care industry generally, or our Company in particular, could adversely affect our results of operations or business.

Over the last several years, the managed health care industry has been subject to a significant amount of negative publicity. Negative publicity regarding the managed health care industry generally, or our Company in particular, may result in increased regulation and legislative review of industry practices, further increase our costs of doing business and adversely affect our results of operations by:

- requiring us to change our products and services;
- increasing the regulatory burdens under which we operate; or
- adversely affecting our ability to market our products or services to employers, individuals or other customers.

Negative publicity relating to our company also may adversely affect our ability to attract and retain members.

A failure of our information technology systems could adversely affect our business.

We depend on our information technology systems for timely and accurate information. Failure to maintain effective and efficient information technology systems or disruptions in our information technology systems could cause disruptions in our business operations, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively affect our business.

We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;
- damage to our reputation in various markets;
- increased difficulty in selling our products and services; and
- loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

CMS periodically performs RADV audits and may seek return of premium payments made to the company if risk adjustment factors are not properly supported by medical record data. We estimate and record reserves for CMS audits based on information available at the time the estimates are made. The judgments and uncertainties affecting the application of these policies include significant estimates related to the amount of hierarchical condition category ("HCC") revenue subject to audit and anticipated error rates. Although we believe the Company maintains appropriate reserves for its exposure to the RADV audits, actual results could differ materially from those estimates. Accordingly, CMS audit results could have a material adverse effect on our financial position, results of operations, and cash flows.

We are subject to litigation in the ordinary course of our business, including litigation based on new or evolving legal theories that could adversely affect our results of operations.

Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

- our denial of non-covered benefits;
- vicarious liability for medical malpractice claims filed against our providers;
- disputes with our providers alleging RICO and antitrust violations;
- disputes with our providers over reimbursement and termination of provider contracts;
- disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;
- disputes over our co-payment calculations;
- customer audits of our compliance with our plan obligations; and
- disputes over payments for out-of-network benefits.

We describe certain litigation to which we have been parties in Note L, Commitments and Contingencies, to our consolidated financial statements. In addition, plaintiffs continue to bring new types of legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have an adverse effect on our financial condition or results of operations. In the event a plaintiff was to obtain a significant damage award it may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular.

We have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Currently, professional liability and employment practices liability insurance is covered through our captive subsidiary. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage or may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost effective basis, if at all.

Our stock price and trading volume may be volatile.

From time to time, the price and trading volume of our common stock, as well as the stock of other companies in the health care industry, may experience periods of significant volatility. Company-specific issues and developments generally in the health care industry (including the regulatory environment) and the capital markets and the economy in general may cause this volatility. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

- variations in our operating results;
- changes in the market's expectations about our future operating results;
- changes in financial estimates and recommendations by securities analysts concerning our company or the health care industry generally;
- operating and stock price performance of other companies that investors may deem comparable;
- news reports relating to trends in our markets;
- changes or proposed changes in the laws and regulations affecting our business;
- acquisitions and financings by us or others in our industry; and
- sales of substantial amounts of our common stock by our directors and executive officers or principal stockholders, or the perception that such sales could occur.

Our indebtedness imposes certain restrictions on our business and operations.

The indentures for our senior notes and bank credit agreement impose restrictions on our business and operations. These restrictions limit our ability to, among other things:

- incur additional debt;
- pay dividends, repurchase common stock, or make other restricted payments;
- create or permit certain liens on our assets;
- sell assets;
- create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;
- enter into transactions with affiliates;
- enter into sale and leaseback transactions; and
- consolidate or merge with or into other companies or sell all or substantially all of our assets.

Our ability to generate sufficient cash to service our indebtedness will depend on numerous factors beyond our control.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. Our ability to generate the cash necessary to service our indebtedness is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, we will be more vulnerable to economic downturns, adverse industry conditions and competitive pressures as a result of our significant indebtedness. We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness or that we will be able to refinance our indebtedness on commercially reasonable terms.

A substantial amount of our cash flow is generated by our regulated subsidiaries.

Our regulated subsidiaries conduct a substantial amount of our consolidated operations. Consequently, our cash flow and our ability to pay our debt and fund future acquisitions depends, in part, on the amount of cash that the parent company receives from our regulated subsidiaries. Our subsidiaries' ability to make any payments to the parent company will depend on their earnings, business and tax considerations, legal and regulatory restrictions and economic conditions. Our regulated subsidiaries are subject to HMO and insurance regulations that require them to meet or exceed various capital standards and may restrict their ability to pay dividends or make cash transfers to the parent company. If our regulated subsidiaries are restricted from paying the parent company dividends or otherwise making cash transfers to the parent company, it could have a material adverse effect on the parent company's cash flow. For additional information regarding our regulated subsidiaries' statutory capital requirements, see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Statutory Capital Requirements."

Our certificate of incorporation and bylaws and Delaware law could delay, discourage or prevent a change in control of our Company that our stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our company that our stockholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

- provide for a classified board of directors with staggered three-year terms so that no more than one-third of our directors can be replaced at any annual meeting;
- provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;
- provide that amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

These provisions of our certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

Our results of operations and shareholders' equity could be materially adversely affected if we have an impairment of our intangible assets.

Due largely to our past acquisitions, goodwill and other intangible assets represent a substantial portion of our total assets. Goodwill and other intangible assets were approximately $3.0 billion as of December 31, 2009, representing approximately 36.7% of our total assets. In accordance with applicable accounting standards, we perform periodic assessments of our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. This impairment testing requires us to make assumptions and judgments regarding the estimated fair value of our reporting units. Fair value is calculated using a blend of a projected income and market value approach. Estimated fair values developed based on our assumptions and judgments might be significantly different if other assumptions and estimates were to be used. Any future evaluations requiring an asset impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders' equity in the period in which the impairment occurs.

Our efforts to capitalize on Medicare business opportunities could prove to be unsuccessful.

Medicare programs represent a significant portion of our business, accounting for approximately 50.7% of our managed care premium revenue in 2009. In connection with the passage of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Drug Act") and the Drug Act's implementing regulations adopted in 2005, we have significantly expanded our Medicare health plans and restructured our Medicare program management team and operations to enhance our ability to pursue business opportunities presented by the Drug Act and the Medicare program generally.

Particular risks associated with our providing Medicare Part D prescription drug benefits under the Drug Act include potential uncollectability of receivables, inadequacy of underwriting assumptions, inability to receive and process information and increased pharmaceutical costs (as well as the underlying seasonality of this business).

In 2007, we expanded our Medicare programs. Specifically, we expanded our Medicare Part D prescription drug benefits plans to all states, and enhanced our HMO/PPO product offerings. All of these growth activities required substantial administrative and operational capabilities. If we are unable to maintain the administrative and operational capabilities to address the additional needs and increasing regulation of our remaining Medicare programs, it could have a material adverse effect on our Medicare business and operating results.

In addition, if the cost or complexity of the recent Medicare changes exceed our expectations or prevent effective program implementation, if the government alters or reduces funding of Medicare programs, if we fail to design and maintain programs that are attractive to Medicare participants or if we are not successful in winning contract renewals or new contracts under the Drug Act's competitive bidding process, our current Medicare business and our ability to expand our Medicare operations could be materially and adversely affected, and we may not be able to realize any return on our investments in Medicare initiatives.

Item 1B: Unresolved Staff Comments

None.

Item 2: Properties

As of December 31, 2009, we leased approximately 89,000 square feet of space for our corporate office in Bethesda, Maryland. We also leased approximately 1,900,000 aggregate square feet for office space, subsidiary operations and customer service centers for the various markets where our health plans and other subsidiaries operate, of which approximately 4% is subleased. Our leases expire at various dates from 2010 through 2019. We also own nine buildings throughout the country with approximately 798,000 square feet, which is used for administrative services related to our subsidiaries' operations, of which approximately 3% is subleased. We believe that our facilities are adequate for our operations.

Item 3: Legal Proceedings

See Legal Proceedings in Note L, Commitments and Contingencies, to the notes to the consolidated financial statements, which is incorporated herein by reference.

Item 4: Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year 2009.

PART II

Item 5: Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock is traded on the New York Stock Exchange ("NYSE") stock market under the ticker symbol "CVH." The following table sets forth the quarterly range of the high and low sales prices of the common stock on the NYSE stock markets during the calendar period indicated. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions:

	2009		2008	
	High	Low	High	Low
First Quarter	$ 17.33	$ 7.97	$ 63.89	$ 37.50
Second Quarter	20.10	12.29	46.66	30.10
Third Quarter	24.84	17.45	39.36	28.01
Fourth Quarter	25.78	18.18	33.47	9.44

On January 31, 2010, we had approximately 881 stockholders of record, not including beneficial owners of shares held in nominee name. On January 31, 2010, our closing price was $22.88.

We have not paid any cash dividends on our common stock and expect for the foreseeable future to retain all of our earnings to finance the development of our business or to repurchase our common stock or to pay down our debt. Our ability to pay dividends is limited by certain covenants and restrictions contained in our debt obligations and by insurance regulations applicable to our subsidiaries. Subject to the terms of such insurance regulations and debt covenants, any future decision as to the payment of dividends will be at the discretion of our Board of Directors and will depend on our earnings, financial position, capital requirements and other relevant factors. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Issuer Purchases of Equity Securities

The Company's Board of Directors has approved a program to repurchase its outstanding common shares. Share repurchases may be made from time to time at prevailing prices on the open market, by block purchase, or in private transactions. Under the share repurchase program, the Company purchased 1.5 million shares of its common stock during 2009 at an aggregate cost of $30.0 million, 7.3 million shares during 2008 at an aggregate cost of $318.0 million, and 7.5 million shares during 2007 at an aggregate cost of $429.0 million. As of December 31, 2009, the total remaining number of common shares the Company is authorized to repurchase under this program is 5.2 million.

The following table shows our purchases of our common shares during the quarter ended December 31, 2009 (in thousands, except average price per share information).

	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet Be Purchased Under The Plan or Program [2]
October 1-31, 2009	3	$ 18.30	-	5,213
November 1-30, 2009	9	$ 22.72	-	5,213
December 1-31, 2009	-		-	5,213
Totals	12	$ 21.44	-	5,213

[1] Includes shares purchased in connection with the vesting of restricted stock awards to satisfy employees' minimum statutory tax withholding obligations.

[2] These shares are under a stock repurchase program previously announced on December 20, 1999, as amended.

Item 6: Selected Financial Data

(in thousands, except per share and membership data)

	December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Operations Statement Data [1, 2]					
Operating revenues	$ 13,903,526	$ 11,734,227	$ 9,694,176	$ 7,549,253	$ 6,428,049
Operating earnings	501,951	585,529	901,328	828,539	764,812
Earnings before income taxes	504,554	571,861	963,212	883,021	772,486
Income from continuing operations	315,334	362,000	605,444	551,457	485,020
(Loss) income from discontinued operations, net of tax	(73,033)	19,895	20,650	8,588	16,619
Net earnings	242,301	381,895	626,094	560,045	501,639
Basic earnings per share from continuing operations	2.15	2.43	3.91	3.48	3.07
Basic (loss) earnings per share from discontinued operations	(0.50)	0.13	0.13	0.05	0.11
Total basic earnings per share	1.65	2.56	4.04	3.53	3.18
Diluted earnings per share from continuing operations	2.14	2.41	3.85	3.42	3.00
Diluted (loss) earnings per share from discontinued operations	(0.50)	0.13	0.13	0.05	0.10
Total diluted earnings per share	1.64	2.54	3.98	3.47	3.10
Dividends declared per share	-	-	-	-	-
Balance Sheet Data [1, 2]					
Cash and investments	$ 3,855,647	$ 3,171,121	$ 2,859,237	$ 2,793,800	$ 2,062,893
Total assets	8,166,532	7,727,398	7,158,791	5,665,107	4,895,172
Total medical liabilities	1,605,407	1,446,391	1,161,963	1,121,151	752,774
Other long-term liabilities	456,518	368,482	445,470	309,616	309,742
Debt	1,599,027	1,902,472	1,662,021	760,500	770,500
Stockholders' equity	3,712,554	3,430,669	3,301,479	2,953,002	2,554,703
Operating Data [1, 2]					
Medical loss ratio	85.4%	84.0%	79.6%	79.3%	79.4%
Operating earnings ratio	3.6%	5.0%	9.3%	11.0%	11.9%
Administrative expense ratio	15.5%	16.5%	17.0%	15.6%	16.1%
Basic weighted average shares outstanding	146,652	148,893	154,884	158,601	157,965
Diluted weighted average shares outstanding	147,395	150,208	157,357	161,434	161,716
Total risk membership	4,020,000	3,281,000	3,140,000	2,620,000	1,983,000
Total non-risk membership	1,249,000	1,347,000	1,533,000	1,487,000	1,723,000

[1] Balance Sheet Data includes acquisition balances as of December 31 of the year of acquisition. Operating Data includes the results of operations of acquisitions from the date of the respective acquisition. See the notes to the consolidated financial statements for information about our acquisitions.

[2] Unless noted as discontinued operations, Operating Data excludes First Health Services Corporation ("FHSC") operating results for each year presented due to the sale of this business in July 2009. Balance Sheet Data does not exclude FHSC balances for 2008 and prior as amounts are immaterial. See the notes to the consolidated financial statements for additional information about our discontinued operations presentation.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements and notes thereto.

This Item 7 contains forward-looking statements as described in Part I. These forward-looking statements involved risks and uncertainties described in Part I., Item 1A, "Risk Factors." The organization of our Management's Discussion and Analysis of Financial Condition and Results of Operations is as follows:

- Executive-Level Overview
- Critical Accounting Policies
- New Accounting Standards
- Acquisitions
- Membership
- Results of Operations
- Liquidity and Capital Resources
- Other Disclosures

Executive-Level Overview

General Operations

We are a diversified national managed healthcare company based in Bethesda, Maryland, operating health plans, insurance companies, network rental and workers' compensation services companies. Through our Health Plan and Medical Services Business, Specialized Managed Care Business, and Workers' Compensation divisions, we provide a full range of risk and fee-based managed care products and services to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators.

Summary of 2009 Performance

- Revenues from continuing operations increased 18.5% from the prior year
- Medicare Part D membership growth of 752,000 from the prior year, an increase of 81%
- Health plan commercial group risk medical loss ratio of 81.9%
- Cash flow from operations was $881.8 million
- Debt reduction of $303.5 million from the prior year resulting in a 30.1% debt to capital ratio at year-end
- Operating earnings as a percentage of total revenue were 3.6%, compared to 5.0% in the prior year
- Income from continuing operations was $315.3 million, a decline of 13% from 2008 income from continuing operations
- Diluted EPS from continuing operations was $2.14, a decline of 11% from 2008 diluted EPS from continuing operations

Operating Revenue and Products

We operate health plans, insurance companies, managed care services companies, and workers' compensation services companies and generate our operating revenues from premiums and fees for a broad range of managed care and management service products. Managed care premiums for our commercial risk products, for which we assume full underwriting risk, can vary. For example, premiums for our PPO and POS products are typically lower than our HMO premiums due to medical underwriting and higher deductibles and co-payments that are typically required of the PPO and POS members. Managed care premium rates for our government programs, Medicare and state-sponsored managed Medicaid, are largely established by governmental regulatory agencies. These government products are offered in select markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates.

Revenue for our management services products ("non-risk") is generally a fixed administrative fee, provided on a predetermined contractual basis or on a percentage-of-savings basis, for access to our health care provider networks and health care management services, for which we do not assume underwriting risk. The management services we provide typically include health care provider network management, clinical management, pharmacy benefit management ("PBM"), bill review, claims repricing, claims processing, utilization review and quality assurance.

Operating Expenses

We incur medical costs related to our products for which we assume underwriting risk. Our medical costs include medical claims paid under contractual relationships with a wide variety of providers and capitation arrangements. Medical costs also include an estimate of claims incurred but not reported.

We maintain provider networks that furnish health care services through contractual arrangements with physicians, hospitals and other health care providers. Prescription drug benefits are provided through a formulary comprised of an extensive list of drugs. Drug prices are negotiated at discounted rates through a national network of pharmacies. Drug costs for our risk products are included in medical costs.

We have capitation arrangements for certain ancillary heath care services such as laboratory services and in some cases physician and radiology services. A small percentage of our membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover costs of all medical care or of the specified ancillary services provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation arrangements limit our exposure to the risk of increasing medical costs, but expose us to risk as to the adequacy of the financial and medical care resources of the provider organization. We are ultimately responsible for the coverage of our members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, we will be required to perform such obligations. Consequently, we may have to incur costs in doing so in excess of the amounts we would otherwise have to pay under the original global or ancillary capitation through our contracted network arrangements. Medical costs associated with capitation arrangements made up approximately 2.9% of the Company's total medical costs for the year ended December 31, 2009.

We have established systems to monitor the availability, appropriateness and effectiveness of the patient care we provide. We collect utilization data in each of our markets that we use to analyze over-utilization or under-utilization of services and assist our health plans in arranging for appropriate care for their members and improving patient outcomes in a cost efficient manner. Medical directors also monitor the utilization of diagnostic services and encourage the use of outpatient surgery and testing where appropriate. Each health plan collects data showing each physician's utilization profile for diagnostic tests, specialty referrals and hospitalization and presents such data to the health plan's physicians. The medical directors monitor these results in an effort to ensure the use of medically, cost-effective appropriate services.

We incur cost of sales expense for prescription drugs provided by our workers' compensation pharmacy benefit manager and for the independent medical examinations performed by physicians on injured workers. These costs are associated with fee-based products.

Our selling, general and administrative expenses consist primarily of salaries and related costs for personnel involved in the administration of services we offer as well as commissions paid to brokers and agents who assist in the sale of our products. To a lesser extent, our selling, general and administration expenses include other administrative and facility costs needed to provide these administrative services. We operate regional service centers that perform claims processing, premium billing and collection, enrollment and customer service functions. Our regional service centers enable us to take advantage of economies of scale, implement standardized management practices and capitalize on the benefits of our integrated information technology systems.

Cash Flows

We generate cash through operations. As a profitable company in an industry that is not capital equipment intensive, we have generally not needed to use external financing to fund operations. Our primary use of cash is to pay medical claims. Any excess cash has historically been used for acquisitions, to prepay indebtedness and for repurchases of our common stock.

Critical Accounting Policies

We consider the accounting policies described below critical in preparing our consolidated financial statements. Critical accounting policies are ones that require difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties affecting the application of these policies include significant estimates and assumptions made by us using information available at the time the estimates are made. Actual results could differ materially from those estimates.

Revenue Recognition

Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on both a per subscriber contract rate and the number of subscribers in our records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. Due to early timing of the premium billing, we are able to identify in the current month the retroactive adjustments included on two subsequent months billings. Current period revenues are adjusted to reflect these retroactive adjustments.

Based on information received subsequent to generating premium billings, historical trends, bad debt write-offs and the collectibility of specific accounts, we estimate, on a monthly basis, the amount of bad debt and future membership retroactivity and adjust our revenue and allowances accordingly.

As of December 31, 2009, we maintained allowances for retroactive billing adjustments of approximately $22.6 million compared with approximately $35.0 million at December 31, 2008. We also maintained allowances for doubtful accounts of approximately $21.4 million and $11.0 million as of December 31, 2009 and 2008, respectively. The calculation for these allowances is based on a percentage of the gross accounts receivable with the allowance percentage increasing for older receivables.

We receive premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for our Medicare membership to provide healthcare benefits to our Medicare members. Premiums are fixed (subject to retroactive risk adjustment) on an annual basis by contracts with CMS. Membership and category eligibility are periodically reconciled with CMS and can result in adjustments to revenue. CMS uses a risk adjustment model that incorporates the use of HCC codes to determine premium payments to health plans. We estimate risk adjustment revenues based on the diagnosis data submitted to CMS. Changes in revenue from CMS resulting from the periodic changes in risk adjustments scores for our membership are recognized when the amounts become determinable and the collectibility is reasonably assured.

CMS periodically performs audits and may seek return of premium payments made to the company if risk adjustment factors are not properly supported by medical record data. We estimate and record reserves for CMS audits based on information available at the time the estimates are made. The judgments and uncertainties affecting the application of these policies include significant estimates related to the amount of HCC revenue subject to audit and anticipated error rates. Although we believe the Company maintains appropriate reserves for its exposure to the risk adjustment data validation ("RADV") audits, actual results could differ materially from those estimates.

We contract with the United States Office of Personnel Management ("OPM") and with various federal employee organizations to provide health insurance benefits under the Federal Employees Health Benefits Program ("FEHBP"). These contracts are subject to government regulatory oversight by the Office of the Inspector General ("OIG") of OPM, which performs periodic audits of these benefit program activities to ensure that contractors meet their contractual obligations with OPM. For our managed care contracts, the OIG conducts periodic audits to, among other things, verify that premiums established under its contracts are in compliance with community rating requirements under the FEHBP. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program. For our experience -rated plans, the OIG focuses on the appropriateness of contract charges, the effectiveness of claims processing, financial and cost accounting systems, and the adequacy of internal controls to ensure proper contract charges and benefits payments. The OIG may seek refunds of costs charged under these contracts or institute other sanctions against health plans. These audits are generally a number of years in arrears. We estimate and record reserves for audit and other contract adjustments for both our managed care contracts and our experience rated plans based on appropriate guidelines. Any differences between actual results and estimates are recorded in the year the audits are finalized.

We enter into performance guarantees with employer groups where we pledge that we will meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy, telephone response time, etc. We also enter into financial guarantees which can take various forms including, among others, achieving an annual aggregate savings threshold, achieving a targeted level of savings per-member per-month or achieving overall network penetration in defined demographic markets. For each guarantee, we estimate and record performance based revenue after considering the relevant contractual terms and the data available for the performance based revenue calculation. Pro-rata performance based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts.

Medical Claims Expense and Liabilities

Medical liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. Medical liabilities estimates are developed using actuarial principles and assumptions that consider, among other things, historical claims payment patterns, provider reimbursement changes, historical utilization trends, current levels of authorized inpatient days, other medical cost inflation factors, membership levels, benefit design changes, seasonality, demographic mix change and other relevant factors.

We employ a team of actuaries that have developed, refined and used the same set of reserve models over the past several years. These reserve models do not calculate separate amounts for reported but not paid and incurred but not reported, but rather a single estimate of medical claims liabilities. These reserve models make use of both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. Within these models, historical data of paid claims is formatted into claim triangles which compare claim incurred dates to the claim payment dates. This information is analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims.

Actuarial standards of practice generally require the actuarially developed medical claims estimates to cover obligations under an assumption of moderately adverse conditions. Adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims. In many situations, the claims paid amount experienced will be less than the estimate that satisfies the actuarial standards of practice. Medical claims liabilities are recorded at an amount we estimate to be appropriate. Adjustments of prior years estimates may result in additional medical costs or, as we experienced during the last several years, a reduction in medical costs in the period an adjustment was made. Our reserve models have historically developed favorably suggesting that the accrued liabilities calculated from the models were more than adequate to cover our ultimate liability for unpaid claims. We believe that this favorable development has been a result of good communications between our health plans and our actuarial staff regarding medical utilization, mix of provider rates and other components of medical cost trend.

The following table presents the components of the change in medical claims liabilities for the years ended December 31, 2009, 2008 and 2007, respectively (in thousands).

	2009	2008	2007
Medical liabilities, beginning of year	**$1,446,391**	**$1,161,963**	**$1,121,151**
Acquisitions [1]	-	7,590	126,583
Reported Medical Costs			
Current year	11,049,227	8,916,644	7,055,596
Prior year development	(189,833)	(48,065)	(135,065)
Total reported medical costs	10,859,394	8,868,579	6,920,531
Claim Payments			
Payments for current year	9,598,222	7,577,939	6,134,631
Payments for prior year	1,123,131	1,013,216	586,390
Total claim payments	10,721,353	8,591,155	6,721,021
Change in Part D Related Subsidy Liabilities	20,975	(586)	(285,281)
Medical liabilities, end of year	**$1,605,407**	**$1,446,391**	**$1,161,963**
Supplemental Information:			
Prior year development [2]	2.1%	0.7%	2.5%
Current year paid percent [3]	86.9%	85.0%	86.9%

[1] Acquisition balances represent medical liabilities of the acquired company as of the applicable acquisition date.
[2] Prior year reported medical costs in the current year as a percentage of prior year reported medical costs.
[3] Current year claim payments as a percentage of current year reported medical costs.

The negative medical cost amounts noted as "prior year development" are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable developments from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends. Medical claim liabilities are generally paid within several months of the member receiving service from the provider. Accordingly, the 2009 prior year development relates almost entirely to claims incurred in calendar year 2008.

The significant favorable / (unfavorable) factors driving the overall favorable prior year development for 2009 include:

- Lower than anticipated medical cost increases of $105.4 million favorable development
- Lower than anticipated large claim liabilities of $27.5 million favorable development
- Lower than anticipated other specific case liabilities of $12.9 million favorable development
- Higher than expected completion factors of $50.1 million favorable development
- Higher than expected inpatient hospital utilization of $(3.6) million unfavorable development
- Higher than anticipated membership of $(2.5) million unfavorable development

The increase in total reported medical cost from 2008 to 2009 was driven primarily by growth in the medical cost base of the Company due to the growth in Part D and PFFS membership and partially due to medical cost inflation. Prior year development experienced in 2008 was less favorable compared to amounts experienced in 2007 and 2009. The lower favorable development is primarily attributable to our PFFS line of business. PFFS experienced unfavorable development in 2008 due to lower than expected completion factors.

The change in Medicare Part D related subsidy liabilities identified in the table above represents subsidy amounts received from CMS for reinsurance and for cost sharing related to low income individuals. These subsidies are recorded in medical liabilities and we do not recognize premium revenue or claims expense for these subsidies.

For the more recent incurred months', the percentage of claims paid to claims incurred in those months is generally low. As a result, the completion factor methodology is less reliable for such months. For that reason, incurred claims for recent months are not projected solely from historical completion and payment patterns. Instead, they are projected by estimating the claims expense for those months based upon recent claims expense levels and health care trend levels, or "trend factors." As these months mature over time, the two estimates (completion factor and trend) are blended with completion factors being used exclusively for older months.

Within the reserve setting methodologies for inpatient and non-inpatient services, we use certain assumptions. For inpatient services, authorized days are used for utilization factors, while cost trend assumptions are incorporated into per diem amounts. The per diem estimates reflect anticipated effects of changes in reimbursement structure and severity mix. For non-inpatient services, a composite trend assumption is applied which reflects anticipated changes in cost per service, provider contracts, utilization and other factors.

Changes in the completion factors, trend factors and utilization factors can have a significant effect on the claim liability. The following example (in thousands, except percentages) provides the estimated effect to our December 31, 2009 unpaid claims liability assuming hypothetical changes in the completion, trend, and inpatient day factors. While we believe the selection of factors and ranges provided are reasonable, certain factors and actual results may differ.

Completion Factor		**Claims Trend Factor**		**Inpatient Day Factor**	
Increase (Decrease) in Completion Factor	**(Decrease) Increase in Unpaid Claims Liabilities**	**(Decrease) Increase in Claims Trend Factor**	**(Decrease) Increase in Unpaid Claims Liabilities**	**(Decrease) Increase in Inpatient Day Factor**	**(Decrease) Increase in Unpaid Claims Liabilities**
1.0 %	$ (78,022)	(4.0) %	$ (100,515)	(1.5) %	$ (2,641)
0.7 %	$ (52,450)	(2.5) %	$ (62,822)	(1.0) %	$ (1,761)
0.3 %	$ (25,923)	(1.0) %	$ (25,129)	(0.5) %	$ (880)
(0.3)%	$ 26,099	1.0 %	$ 25,129	0.5 %	$ 880
(0.7) %	$ 53,173	2.5 %	$ 62,822	1.0 %	$ 1,761
(1.0) %	$ 79,634	4.0 %	$ 100,515	1.5 %	$ 2,641

We also establish reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under our existing provider contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts.

A regular element of our unpaid medical claim liability estimation process is the examination of actual results and if appropriate, the modification of assumptions and inputs related to the process based upon past experience. Our reserve setting methodologies have taken these changes into consideration when determining the factors used in calculating our medical claims liabilities as of December 31, 2009 by choosing factors that reflect more recent experience.

We believe that the amount of medical liabilities is adequate to cover our ultimate liability for unpaid claims as of December 31, 2009. However, actual claim payments and other items may differ from established estimates.

Investments

We account for investments in accordance with ASC Topic 320 "Investments – Debt and Equity Securities." We invest primarily in fixed income securities and classify all of our investments as available-for-sale. Investments are evaluated on an individual security basis at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- the length of time and the extent to which the fair value has been less than the amortized cost basis;
- adverse conditions specifically related to the security, an industry, or geographic area;
- the historical and implied volatility of the fair value of the security;
- the payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future;
- failure of the issuer of the security to make scheduled interest or principal payments;
- any changes to the rating of the security by a rating agency;
- recoveries or additional declines in fair value subsequent to the balance sheet date; and
- if we have decided to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity, net of taxes. When we determine that a decline in fair value below amortized cost is judged to be other-than-temporary we are required to recognize the credit loss component as a charge in net earnings. Included in net earnings is the credit loss component of an other-than-temporary impairment charge. Realized gains and losses on the sale of investments are determined on a specific identification basis.

We use prices from independent pricing services and, to a lesser extent, indicative (non-binding) quotes from independent brokers, to measure the fair value of our investment securities. We utilize multiple independent pricing services and brokers to obtain fair values; however, we generally obtain one price/quote for each individual security.

We perform an analysis on market liquidity and other market related conditions to assess if the evaluated prices represent a reasonable estimate of their fair value. Examples of the procedures performed include, but are not limited to, an on-going review of pricing service methodologies, review of the prices received from the pricing service and comparison of prices for certain securities with two different price sources for reasonableness. We monitor pricing inputs to determine if the markets from which the data is gathered are active. As further validation, we sample a security's past fair value estimates and compare the valuations to actual transactions executed in the market on similar dates. As a result of this analysis, if we determine there is a more appropriate fair value based upon available market data, which happens infrequently, the price of the security is adjusted accordingly.

Generally, we do not adjust prices received from pricing services or brokers, unless it is evident from our verification procedures the fair value measurement is not consistent with ASC Topic 820. Based upon our internal price verification procedures and review of fair value methodology documentation provided by independent pricing services, we have concluded that the fair values provided by pricing services and brokers are consistent with the guidance in ASC Topic 820.

The following table includes only our investments in an unrealized loss position at December 31, 2009. For these investments, the table shows the gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less than 12 months		12 months or more		Total	
Description of Securities	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
State and municipal bonds	$ 49,963	$ (833)	$ 12,898	$ (538)	$ 62,861	$ (1,371)
US Treasury securities	8,146	(32)	-	-	8,146	(32)
Government sponsored enterprises	45,331	(330)	-	-	45,331	(330)
Residential mortgage-backed securities	28,461	(645)	9,658	(287)	38,119	(932)
Commercial mortgage-backed securities	2,505	(17)	5,580	(490)	8,085	(507)
Asset-backed securities	-	-	2,255	(1,170)	2,255	(1,170)
Corporate debt and other securities	119,594	(1,091)	-	-	119,594	(1,091)
Total	$ 254,000	$ (2,948)	$ 30,391	$ (2,485)	$ 284,391	$ (5,433)

The unrealized losses presented in this table do not meet the criteria for an other-than-temporary impairment. The unrealized losses are the result of interest rate movements and significant increases in volatility and liquidity concerns in the securities and credit markets. The Company does not intend to sell and it is not more-likely-than not that the Company will be required to sell before a recovery of the amortized cost basis of these securities.

Our municipal bond investments remain at an investment grade status based on their own merits (excluding monoline insurers). Although we do not rely on bond insurers exclusively to maintain our high level of investment credit quality, $432.4 million of our $899.6 million total state and municipal bond holdings are insured through a monoline insurer. For our mortgaged-backed and asset-backed securities, our holdings remain at investment grade with a AAA rating and AA+ rating, respectively. We participate in only the higher level investment tranches. For our asset-backed securities, we only participate in offerings that are over collateralized to further protect our principal investment.

Goodwill, Other Intangible Assets, and Other Long-lived Assets

Goodwill

Goodwill is subject to an annual assessment and periodically if other indicators are present for impairment by applying a fair -value-based test. We performed a goodwill impairment analysis, at the reporting unit level, as of October 1, our annual impairment test date. However, each year we could be required to evaluate the recoverability of goodwill and other indefinite lived intangible assets prior to the required annual assessment if there is any indication of a potential impairment. Those indications may include experiencing disruptions to business, unexpected significant declines in operating results, regulatory actions (such as heath care reform) that may impact operating results, divestiture of a significant component of the business or a sustained decline in market capitalization.

The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. For our impairment analysis we relied on both the income approach and the market approach. The income approach is based on the present value of expected future cash flows. The income approach involves estimating the present value of our estimated future cash flows utilizing a risk adjusted discount rate. The market approach estimates a business's fair value by comparing our Company to similar publicly traded entities and also by analyzing the recent sales of similar companies. The approaches were reviewed together for consistency and commonality.

In the case of a publicly traded company, the objective of the market capitalization approach is to determine whether the quoted market price is indicative of the fair value of its reporting units. In addressing the relationship of the determined fair value of our reporting units to our market capitalization, we considered factors outlined in ASC Topic 350, "Intangibles – Goodwill and Other" including:

- the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties;
- quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available;
- the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole; and
- the quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.

As of October 1, 2009 our market capitalization was below our book value which we considered in our evaluation of fair value of goodwill. We concluded that this did not affect the overall goodwill impairment analysis as we believe our suppressed market capitalization to be primarily attributed to negative market conditions as a result of the credit crisis, the economic recession, debate over health care reform and current pricing and/or medical trend issues within the managed care industry. We will continue to monitor our market capitalization as a potential impairment indicator considering overall market conditions and managed care industry events. Any impairment charges that may result will be recorded in the period in which the impairment is identified.

While we believe we have made reasonable estimates and assumptions to calculate the fair values of the reporting units and other intangible assets, it is possible a material change could occur. Under the income approach, we assumed certain growth rates, capital expenditures, discount rates and terminal growth rates in our calculations. We also assume a control premium that is reasonable based on our assessment of control premiums of entities of a similar size and/or in a similar industry. If the assumptions used in our fair-value-based tests differ from actual results, the estimates underlying our goodwill impairment tests could be adversely affected.

As discussed in Note E, Goodwill and Other Intangible Assets, to the consolidated financial statements, we recorded an impairment charge of $72.4 million during 2009 related to the sale of FHSC.

Other Intangible Assets

In accordance with ASC 350-30, "General Intangibles Other than Goodwill," we test intangible assets not subject to amortization for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. We have chosen October 1 as our annual impairment testing date. Our only intangible asset that is not subject to amortization consists of a trade name which we determined was not impaired based on the result of the October 1, 2009 analysis.

Also in accordance with ASC 350-30 we review intangible assets that are subject to amortization for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. Our intangible assets that are subject to amortization consist of our customer lists, licenses, and provider networks. Based on events and circumstances, primarily lower than expected customer retention levels, we recorded $5.5 million in impairment charges to certain customer list balances in 2009.

See Note E, Goodwill and Other Intangible Assets, to the consolidated financial statements for additional disclosure related to our goodwill and other intangible assets.

Other Long-Lived Assets

In accordance with ASC 360-10-35, we periodically review long-lived assets for recoverability whenever adverse events or changes in circumstances indicate the carrying value of the asset may not be recoverable. In assessing recoverability, we must make assumptions regarding estimated future cash flows and other factors to determine if an impairment loss may exist, and if so, estimate fair value. We also must estimate and make assumptions regarding the useful life we assign to our long-lived assets. If these estimates or their related assumptions change in the future, we may be required to record impairment losses or change the useful life, including accelerating depreciation for these assets.

Our other long-lived assets consist of property and equipment which are depreciated or amortized over their estimated useful life, and are subject to impairment reviews. In accordance with ASC 350-40, "Internal – Use Software," the cost of internally developed software is capitalized and included in property and equipment. We capitalize costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. We have not incurred an impairment charge related to our long-lived assets. See Note F, Property and Equipment, to the consolidated financial statements for additional disclosure related to these assets.

Stock-Based Compensation Expense

We account for share based compensation in accordance with the provisions of ASC Topic 718 "Compensation – Stock Compensation." Under the fair value recognition provisions of ASC Topic 718, determining the appropriate fair value model and calculating the fair value of share -based payment awards require the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. We believe that a blend of the implied volatility of our tradeable options and the historical volatility of our share price is a better indicator of expected volatility and future stock price trends than historical volatility alone. Therefore, the expected volatility was based on a blend of market-based implied volatility and the historical volatility of our stock. The assumptions used in calculating the fair value of share -based payment awards represent our best estimates. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note H, Stock-Based Compensation, to the Consolidated Financial Statements in Item 8 for a further discussion on stock-based compensation.

New Accounting Standards

For this information, refer to Note A, Organization and Summary of Significant Accounting Policies, to the Notes to the Consolidated Financial Statements herein.

Acquisitions

For this information, refer to Note C, Acquisitions, to the Notes to the Consolidated Financial Statements herein.

Membership

The following table presents our membership as of December 31, 2009 and 2008 (in thousands).

	As of December 31,	
Membership by Product	**2009**	**2008**
Health Plan Commercial Risk	1,418	1,575
Health Plan Commercial ASO	685	714
Medicare Advantage CCP	185	137
Medicaid Risk	402	371
Health Plan Total	**2,690**	**2,797**
Medicare Advantage PFFS	329	243
Other National Risk	2	24
Other National ASO	565	633
Total Medical Membership	**3,586**	**3,697**
Medicare Part D	1,683	931
Total Membership	**5,269**	**4,628**

Total Health Plan membership decreased 107,000 primarily due to membership losses in Commercial Risk. During 2009, the growth in national unemployment resulted in an acceleration of "in group" Health Plan Commercial Risk membership attrition compared to 2008. Additionally, the Commercial membership declined as a result of premium pricing increases related to the higher medical cost experienced in 2008. The increase in Medicare Advantage CCP membership is primarily due to the result of our successful annual election period and open enrollment period for 2009 and also due to age-ins. Other National ASO membership decreased by 68,000 primarily due to the attrition of membership associated with our loss of National Accounts business compared to 2008.

The increases in Medicare Part D membership of 752,000 and Medicare Advantage PFFS of 86,000 were primarily the result of our successful annual election period and open enrollment period for 2009. In the second quarter of 2009, we decided not to renew our PFFS product effective for the 2010 plan year. Our PFFS product represented $2.9 billion in revenue for the year ended December 31, 2009.

Results of Continuing Operations

As discussed in Note D, Discontinued Operations, to the consolidated financial statements, on July 31, 2009 the Company sold its Medicaid/Public entity business First Health Services Corporation ("FHSC") and therefore its operations are classified as "discontinued" on the Company's consolidated statements of operations and excluded from the information below. Accordingly, the amounts and discussion below relate to only the Company's results from continuing operations for all years presented.

The following table is provided to facilitate a discussion regarding the comparison of our consolidated results of continuing operations for each of the three years in the period ended December 31, 2009 (dollars in thousands, except diluted earnings per share amounts):

Continuing Operations	2009	2008	Increase (Decrease)	2008	2007	Increase (Decrease)
Total operating revenues	13,903,526	11,734,277	18.5%	11,734,277	9,694,176	21.0%
Operating earnings	501,951	585,529	(14.3%)	585,529	901,328	(35.0%)
Operating earnings as a % of revenue	3.6%	5.0%	(1.4%)	5.0%	9.3%	(4.3%)
Income from continuing operations	315,334	362,000	(12.9%)	362,000	605,444	(40.2%)
Diluted earnings per share	2.14	2.41	(11.2%)	2.41	3.85	(37.4%)
Selling, general and administrative as a percentage of revenue	15.5%	16.5%	(1.0%)	16.5%	17.0%	(0.5%)

Comparison of 2009 to 2008

Managed care premium revenue increased primarily as a result of higher membership in our Medicare business in Part D, PFFS, and CCP as a result of successful enrollment for 2009. The revenue increases were also a result of increased Individual membership. Partially offsetting this increase was lower revenue for our Commercial Risk business due to membership declines.

Management services revenue increased primarily due to the growth of our pharmacy benefit management program in the Workers' Compensation Division.

Medical costs increased primarily as a result of the increase in Medicare membership, as discussed above. Total medical costs as a percentage of premium revenue, "medical loss ratio," or "MLR" increased over the prior year as a result of a change in our mix of business primarily related to Medicare Advantage, Part D, and Commercial Risk.

Cost of sales increased due to the growth of the pharmacy benefit management program revenues in the Workers' Compensation Division as noted above.

Selling, general and administrative expense increased primarily due to the costs associated with the growth in the Medicare business including higher wage expense, an increase in broker commission costs and other member related costs due to the higher Medicare membership. Additionally there was higher wage expense related to annual incentive compensation accruals in the current year, while such types of incentive payments were not earned and accrued in 2008; new executive hires in the current year; and severance expense related to terminated employees in 2009. Selling, general and administrative expense as a percentage of revenue improved as a result of expenses being controlled at a rate lower than the increase in revenue.

Depreciation and amortization expense increased in 2009 primarily due to impairment charges to our customer list balances during 2009.

Interest expense decreased due to the repayment of the Company's revolving credit facility and repurchase of senior notes during 2009 as well as decreased interest rates on the revolving credit facility during the current year.

Other income, net increased for the current year due to a charge of $33.5 million for the other-than-temporary impairment of investment securities recorded in 2008. This other-than-temporary impairment loss did not reoccur in 2009. Additionally, other income, net increased due to gains of $8.4 million on the repurchase of outstanding senior notes during 2009. Partially offsetting the increases was a $39 million current year interest income decrease resulting from lower interest rates on the large percentage of the portfolio invested in Treasury instruments and money market funds.

The effective tax rate on continuing operations increased to 37.5% as compared to 36.7% for the prior year due primarily to the proportion of our earnings in states with higher tax rates.

Comparison of 2008 to 2007

Managed care premium revenue increased as a result of growth in existing products, primarily Medicare Advantage and Medicare Part D, as well as from our acquisitions during 2007 of Vista Health Plans ("Vista") and business from Mutual of Omaha ("Mutual"). The increase was partially offset by a decline in same store Commercial risk membership over the prior year.

Management services revenue increased compared to the prior year primarily as a result of the acquisition of business from Concentra, Inc. ("Concentra") and organic growth in our workers' compensation services business. This increase was partially offset by the Other National ASO membership decline described above.

Medical costs increased as a result of new business as discussed above. Medical costs also increased due to increased Commercial and Medicare PFFS medical cost trends as well as unfavorable IBNR reserve development with respect to our Medicare PFFS business. The Medicare Part D medical loss ratio increase was a result of the premium rate changes from the annual competitive bid filings for our Medicare Part D products and growth in our low-income auto-assign population in 2008.

Selling, general and administrative expense increased primarily due to normal operating costs associated with our prior year acquisitions of Concentra, Mutual and Vista, as well as costs related to growth of our Medicare business.

Depreciation and amortization expense primarily increased as a result of the expense associated with the amortizable intangible assets identified with our recent acquisitions.

Interest expense increased primarily as a result of the issuance of debt during the prior year and due to interest expense incurred on the net draw down of $440.0 million on the Revolving Credit Facility in October 2008. The increase was partially offset by the redemption during the first quarter of 2007 of our $170.5 million of outstanding 8.125% senior notes due February 15, 2012. Associated with this redemption, we recognized $9.1 million of interest expense in the prior year first quarter for both the premium paid on redemption as well as the write off of associated deferred financing costs.

Other income decreased due to a charge of $36.2 million that consisted of $33.5 million for the other-than-temporary impairment of investment securities and $2.7 million in realized losses on the sale of securities. The decrease also resulted from lower interest rates during 2008.

The effective tax rate on continuing operations was essentially flat at 36.7%, as compared to 37.1% for the prior year.

Segment Results from Continuing Operations

As a result of the change in our executive leadership, we realigned our organizational structure during the first quarter of 2009. The new organizational structure brings enhanced focus to areas of growth opportunities. Accordingly, our reportable segments have changed to the following three reportable segments: Health Plan and Medical Services, Specialized Managed Care, and Workers' Compensation. The Company's segment results for the prior years presented have been reclassified to conform to the 2009 segment presentation, including the presentation of discontinued operations.

Continuing Operations	Year Ended December 31, 2009	Year Ended December 31, 2008	Increase (Decrease)	Year Ended December 31, 2008	Year Ended December 31, 2007	Increase (Decrease)
Operating Revenues (in thousands)						
Commercial risk	$ 5,174,772	$ 5,421,984	$ (247,212)	$ 5,421,984	$ 4,889,769	$ 532,215
Commercial Management Services	346,042	352,369	(6,327)	352,369	410,071	(57,702)
Medicare Advantage	4,901,918	3,177,244	1,724,674	3,177,244	2,170,844	1,006,400
Medicaid Risk	1,066,231	1,087,189	(20,958)	1,087,189	928,259	158,930
Health Plan and Medical Services	11,488,963	10,038,786	1,450,177	10,038,786	8,398,943	1,639,843
Medicare Part D	1,545,858	847,702	698,156	847,702	700,761	146,941
Other Premiums	94,562	64,783	29,779	64,783	-	64,783
Other Management Services	93,079	89,626	3,453	89,626	74,278	15,348
Specialized Managed Care	1,733,499	1,002,111	731,388	1,002,111	775,039	227,072
Workers' Compensation	757,105	736,695	20,410	736,695	525,797	210,898
Other/Eliminations	(76,041)	(43,365)	(32,676)	(43,365)	(5,603)	(37,762)
Total Operating Revenues	**$ 13,903,526**	**$ 11,734,227**	**$ 2,169,299**	**$ 11,734,227**	**$ 9,694,176**	**$ 2,040,051**
Gross Margin (in thousands)						
Health Plan and Medical Services	$ 1,957,265	$ 1,887,998	$ 69,267	$ 1,887,998	$ 2,024,770	$ (136,772)
Specialized Managed Care	339,861	250,158	89,703	250,158	227,580	22,578
Workers' Compensation	516,277	541,095	(24,818)	541,095	431,989	109,106
Other/Eliminations	(10,099)	(9,203)	(896)	(9,203)	(4,502)	(4,701)
Total	$ 2,803,304	$ 2,670,048	$ 133,256	$ 2,670,048	$ 2,679,837	$ (9,789)
Revenue and Medical Cost Statistics						
Managed Care Premium Yields (per member per month):						
Health plan commercial risk	$ 301.63	$ 286.30	5.4%	$ 286.30	$ 273.76	4.6%
Medicare Advantage risk [1]	$ 855.16	$ 862.60	(0.9%)	$ 862.60	$ 837.69	3.0%
Medicare Part D [2]	$ 84.40	$ 88.34	(4.5%)	$ 88.34	$ 99.57	(11.3%)
Medicaid risk	$ 229.94	$ 208.50	10.3%	$ 208.50	$ 183.77	13.5%
Medical Loss Ratios:						
Health plan commercial risk	81.9%	81.7%	0.2%	81.7%	78.3%	3.4%
Medicare Advantage risk	89.9%	89.0%	0.9%	89.0%	80.5%	8.5%
Medicare Part D	85.7%	84.1%	1.6%	84.1%	78.1%	6.0%
Medicaid risk	87.6%	85.3%	2.3%	85.3%	87.3%	(2.0%)
Total	85.4%	84.0%	1.4%	84.0%	79.6%	4.4%

(1) Revenue per member per month excludes the effect of revenue ceded to external parties.

(2) Revenue per member per month excludes the effect of CMS risk-share premium adjustments and revenue ceded to external parties.

Comparison of 2009 to 2008

Health Plan and Medical Services Division

Health Plan and Medical Services revenue increased over the prior year primarily due to membership growth in the Medicare PFFS products, coupled with an increase in the average realized premium yield per member per month for the product. Deducting revenue ceded to third parties, the Medicare Advantage risk premium yield per member per month for the year increased to $798.16 in 2009 from $742.07 in 2008. The increase is a result of a smaller portion of our Medicare PFFS business in 2009 being ceded to external parties through quota share arrangements. When reviewing the premium yield for Medicare Advantage business, we believe that adjusting for the ceded revenue is useful for comparisons to competitors that may not have similar ceding arrangements. Additionally, the Medicare Advantage risk premium yields have increased as a result of higher risk scores.

Medicaid premium yields increased as a result of rate increases in Missouri, our largest Medicaid market, effective July 1, 2008 and July 1, 2009 as well as rate increases in Virginia and West Virginia effective July 1, 2009. The yields also increased due to the termination of our Pennsylvania Medicaid behavioral health contract, which had a lower premium yield. These increases in premium yield were offset by declines in the membership of the Medicaid Risk product. Membership declines also contributed to the reduction in revenue for Commercial Risk products.

Gross margin increased primarily due to the growth in the Medicare PFFS and Medicare Advantage businesses as well as the improved medical loss ratios for the Medicare PFFS product. The Medicare PFFS MLRs decreased over the prior year as the prior year included unfavorable IBNR reserve development. The increases in gross margin were partially offset by gross margin declines in Commercial Risk and Medicaid. The Commercial Risk decline in gross margin is a result of the decline in Commercial Risk membership discussed earlier. The decline in Medicaid gross margin was due to a higher medical loss ratio in 2009 as a result of higher medical cost trends and higher inpatient utilization without rate increases sufficient to cover these cost increases.

Specialized Managed Care Division

Specialized Managed Care revenue experienced a significant increase over the prior year due to the large increase in membership for the Medicare Part D product. Medicare Part D premium yields for 2009, excluding the effect of CMS risk sharing premium adjustments and revenue ceded to external parties, decreased compared to 2008, primarily due to the mix of products sold in 2009. The majority of the Medicare Part D growth was in the lower cost, leaner benefit plans, which have a lower premium. Including the effect of the CMS risk sharing premium adjustments as well as the ceded revenue, the premium yields were $80.98 for 2009 compared to $78.84 in 2008. The increase is a result of a smaller portion of our Medicare Part D business in 2009 being ceded to external parties through quota share arrangements.

When reviewing the premium yield for Medicare Part D business, we believe that adjusting for the ceded revenue is useful for comparisons to competitors that may not have similar ceding arrangements. When reviewing the Medicare Part D business, adjusting for the risk share amounts is useful to understand the results of the Part D business because of our expectation that the risk sharing revenue will eventually be insignificant on a full year basis.

The gross margin for the Specialized Managed Care Division improved for 2009 primarily as a result of increased Part D membership during the current periods, offset by an increase in the Part D MLR due to higher than anticipated pharmacy costs in one product.

Workers' Compensation Division

Revenue in the Workers' Compensation Division increased in 2009 primarily due to the growth of our pharmacy benefit management program. The increase was partially offset by lower revenue in the division's other business lines as a result of lower claim volume.

Workers' Compensation gross margin decreased over the prior year due to the decline in claims volume in our bill review business, which is a higher margin product, and growth in the pharmacy benefit management program which operates at a lower margin.

Liquidity and Capital Resources

Liquidity

The nature of a majority of our operations is such that cash receipts from premium revenues are typically received up to two months prior to the expected cash payment for related medical costs. Premium revenues are typically received at the beginning of the month in which they are earned, and the corresponding incurred medical expenses are paid in a future time period, typically 15 to 60 days after the date such medical services are rendered. The lag between premium receipts and claims payments creates positive cash flow and overall cash growth. As a result, we typically hold approximately one to two months of "float." In addition, accumulated earnings provide further positive cash flow. Due to the non-renewal of our PFFS product, we will be paying medical claims in 2010 without the benefit of premium collections for this product. As a result, this will have a negative effect on cash flows. Despite this, the Company has planned for this market exit and accordingly has ample current liquidity. In addition, our long-term investment portfolio is available for further liquidity needs including satisfaction of policy holder benefits.

Our investment guidelines require our fixed income securities to be investment grade in order to provide liquidity to meet future payment obligations and minimize the risk to the principal. Our fixed income portfolio has an average quality rating of "AA+" and a modified duration of 2.8 years as of December 31, 2009. Typically, the amount and duration of our short-term assets are more than sufficient to pay for our short-term liabilities and we do not anticipate that sales of our long-term investment portfolio will be necessary to fund our claims liabilities.

Our cash and investments, consisting of cash, cash equivalents, short-term investments, and long-term investments, but excluding deposits of $75.3 million restricted under state regulations, increased $675.8 million to $3.8 billion at December 31, 2009 from $3.1 billion at December 31, 2008.

The demand for our products and services is subject to many economic fluctuations, risks and uncertainties that could materially affect the way we do business. See Part I, Item 1A, "Risk Factors," in this Form 10-K for more information. Management believes that the combination of our ability to generate cash flows from operations, cash and investments on hand and the excess funds held in certain of our regulated subsidiaries will be sufficient to fund continuing operations, capital expenditures, debt interest costs, debt principal repayments and any other reasonably likely future cash requirements.

Cash Flows

Operating Activities

Net cash from operating activities for the year ended December 31, 2009, was a result of net earnings plus non-cash adjustments to earnings including the impairment of FHSC goodwill and an increase in both medical liabilities and other payables. The increase in medical liabilities during 2009 is primarily related to the growth in membership across the Medicare business. Other payables increased primarily due to accruals for annual incentive compensation programs, an increase in taxes payable, and Medicare payables.

Our net cash from operating activities in 2009 was $254.5 million higher than 2008. The primary driver of this increase was a change in other receivables related to pharmacy rebate receivable accruals and CMS related receivable accruals. Also contributing to the change in cash from operating activities from 2009 compared to 2008 is the change in other payables, which was the result of incentive compensation accruals in 2009 but not in 2008 and the increase in income taxes payable and Medicare payables during 2009. The increase in other receivables during 2008 and other payables during 2009 was partially offset by a decline in net earnings in 2009 compared to 2008 and a smaller increase in medical liabilities in 2009 than in 2008.

Investing Activities

Capital expenditures in 2009 of approximately $60.3 million consisted primarily of computer hardware, software and related costs associated with the development and implementation of improved operational and communication systems. Projected capital expenditures in 2010 of approximately $55-$65 million consisted primarily of computer hardware, software and other equipment.

Net cash from investing activities for the year ended December 31, 2009 was an outflow primarily due to a large amount of investment purchases during the period. This outflow was partially offset by the proceeds received from the sales and maturities of investments and also from the proceeds received from the disposal of FHSC. Additionally, escrow payments totaling $10 million were received during the period from previous acquisitions.

During the prior year ended December 31, 2008, we made acquisitions using cash of approximately $137.4 million, net of cash acquired.

Financing Activities

The details of our debt repayment for 2009 are as follows:

- We repaid a total of $68.9 million principal amount of our remaining outstanding Senior Notes for payments of $59.9 million, resulting in a gain of $8.4 million, net of the write off of deferred financing costs.
- We repaid $235.0 million of our Revolving Credit Facility.

Our credit facility requires compliance with a leverage ratio. All of our senior notes and credit facility contain certain covenants and restrictions regarding additional debt, dividends or other restricted payments, transactions with affiliates, disposing of assets and in some cases provide for debt repayment upon consolidations or mergers. As of December 31, 2009, we were in compliance with applicable covenants under the senior notes and credit facility.

Our Board of Directors has approved a program to repurchase our outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. As a part of this program, 1.5 million shares were purchased in 2009 at an aggregate cost of $30.0 million, 7.3 million shares of our common stock were purchased in 2008 at an aggregate cost of $318.0 million and 7.5 million shares of our common stock were purchased in 2007 at an aggregate cost of $429.0 million. As of December 31, 2009, the total remaining common shares we are authorized to repurchase under this program is 5.2 million.

Health Plans

Our regulated HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from our regulated entities. During 2009, we received $121.0 million in dividends from our regulated subsidiaries and infused $293.8 million in capital contributions into our subsidiaries, due primarily to the significant growth of PFFS and Part D in 2009.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital appropriate for a managed care organization to support its overall business operations in consideration of its size and risk profile. The managed care organization's RBC is calculated by applying factors to various assets, premiums and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of a managed care organization's actual capital can then be measured by a comparison to its RBC as determined by the formula. Our health plans are required to submit a RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

Regulators will use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which we operate health plans have adopted RBC policy that recommends the health plans maintain statutory reserves at or above the "Company Action Level" which is currently equal to 200% of their RBC. The State of Florida does not currently use RBC methodology in its regulation of HMOs. Some states, in which our regulated subsidiaries operate, require deposits to be maintained with the respective states' departments of insurance. The table below summarizes our statutory reserve information, as of December 31, 2009 and 2008 (in millions, except percentage data).

	2009	2008
	(unaudited)	
Regulated capital and surplus	$ 1,643.7	$ 1,309.6
200% of RBC (a,b)	$ 800.5	$ 665.3
Excess capital and surplus above 200% of RBC [a,b]	$ 843.2	$ 644.3
Capital and surplus as percentage of RBC [a,b]	411%	394%
Statutory deposits	$ 75.3	$ 66.5

[a] Unaudited

[b] As mentioned above, the State of Florida does not have a RBC requirement for its regulated HMOs. Accordingly, the statutory reserve information provided for Vista is based on the actual statutory minimum capital required by the State of Florida.

The increase in capital and surplus for our regulated subsidiaries primarily resulted from net earnings and capital contributions made by the parent company, partially offset by dividends paid to the parent company.

We believe that all subsidiaries which incur medical claims maintain more than adequate liquidity and capital resources to meet these short-term obligations as a matter of both Company policy and applicable department of insurance regulations.

Excluding funds held by entities subject to regulation and excluding our equity method investments, we had cash and investments of approximately $713.0 million and $549.9 million at December 31, 2009 and 2008, respectively. The increase resulted from the proceeds received from the disposal of FHSC, earnings from non-regulated businesses, and dividends from our regulated subsidiaries. These were partially offset by capital infusions into our subsidiaries, payments made for share repurchases, and debt repayments.

Other

As of December 31, 2009, we were contractually obligated to make the following payments during the next five years and thereafter (in thousands):

Contractual Obligations	Total	Payments Due by Period Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Senior notes	$ 1,218,998	-	233,903	602,882	382,213
Interest payable on senior notes	416,520	77,752	147,338	156,824	34,606
Credit facilities	380,029	-	380,029	-	-
Interest payable on credit facilities [a]	7,697	3,044	4,653	-	-
Operating leases	142,706	33,692	54,428	36,648	17,938
Total contractual obligations	$ 2,165,950	114,488	820,351	796,354	434,757
Less sublease income	(7,387)	(2,032)	(3,185)	(1,642)	(528)
Net contractual obligations	$ 2,158,563	112,456	817,166	794,712	434,229

[a] Interest payable on credit facilities has been estimated based on interest rates as of February 2010 and assumes no additional changes in the principal amount.

Refer to Note L, Commitments and Contingencies, to our consolidated financial statements for additional information related to our operating leases.

We have typically paid 90% to 95% of medical claims within six months of the date incurred and approximately 99% of medical claims within nine months of the date incurred. Accordingly, we believe medical claims liabilities are short-term in nature and therefore do not meet the listed criteria for classification as contractual obligations and have been excluded from the table above. As of December 31, 2009, we had $129.1 million of unrecognized tax benefits. The above table excludes these amounts due to uncertainty of timing and amounts regarding future payments.

Other Disclosures

Legislation and Regulation

As a managed health care company, we are subject to extensive government regulation of our products and services. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members of the health plans. Managed care laws and regulations vary significantly from jurisdiction to jurisdiction and changes are frequently considered and implemented. Likewise, interpretations of these laws and regulations are also subject to change.

Although the provisions of any future legislation adopted at the state or federal level cannot be accurately predicted at this time, management believes that the ultimate outcome of currently proposed legislation should not have a material adverse effect on the results of our operations in the short-term. Nevertheless, it is possible that future legislation or regulation could have a significant effect on our operations. See "Government Regulation" under Part I., Item 1 for additional discussion of government regulation that impacts our businesses.

Inflation

In recent years, health care cost inflation has exceeded the general inflation rate. To reduce the effect of health care cost inflation on our business operations, in which we assume underwriting risk, we have, where possible, increased premium rates and implemented cost control measures in our patient care management and provider contracting. We cannot be certain that we will be able to increase future premium rates at a rate that equals or exceeds the health care cost inflation rate or that our other cost control measures will be effective.

2010 Outlook

Health Plan and Medical Services Division – We expect our Commercial Group Risk membership will be down for the year in the low to mid single digit range, excluding the addition of the announced acquisition of Preferred Health Systems (PHS) on February 1, 2010 and its commercial risk membership of approximately 100,000 members. For same store Commercial membership, the forecasted health plan MLR is expected to be in the range of 81.5% to 82.0%, compared to 81.9% for 2009. Including the effect of the PHS acquisition, we expect the total Commercial Group MLR to be in a range of 82.25% to 82.75%. Overall, we expect the acquisition of PHS to be neutral to earnings for the year.

As previously announced, we have decided not to renew our national PFFS product for the 2010 plan year. There will be a claims run out period for this product in 2010, which we believe has been adequately reserved for as of the 2009 year end.

For our Health Plan based Medicare Advantage product, we currently are forecasting membership to remain approximately flat for 2010 against 2009 results. We expect the 2010 Medicare Advantage MLR to be in the mid 80%s.

Specialized Managed Care Division – After our significant membership growth in 2009, we expect our Medicare Part D product to be down slightly to approximately 1.6 million members for 2010. This slight decrease reflects the loss of some auto assign regions along with some State Pharmacy Assistance Program members. Our MLR expectation for 2010 will be similar to our actual results in 2009, which was in the mid 80%s.

Workers' Compensation Division – We believe our Workers' Compensation Division will remain stable compared to 2009, with continued focus on the supporting administrative cost structure.

Regarding our balance sheet and liquidity, we ended the year with approximately $510 million in free cash at the parent level, and approximately $1.8 billion in cash, cash equivalents and U.S. Treasury securities on a consolidated basis. After a $110 million payment during the fourth quarter in 2009, we have a net balance owing on our revolving line of credit of $380 million. As usual, our first priority with our free cash will be to support the regulatory capital needs of our subsidiaries, and to maintain liquidity.

Regarding our effective tax rate, we expect it will range from 37% to 38% for the full year of 2010.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

Under an investment policy approved by our Board of Directors, we invest primarily in marketable U.S. government and agency, state, municipal, mortgage-backed and asset-backed securities and corporate debt obligations that are investment grade. Our Investment Policy and Guidelines generally do not permit the purchase of equity-type investments or fixed income securities that are below investment grade. Our investment guidelines include a permitted exception to allow for such investments if those investments are obtained through a business combination and if, in our best interest, such investments were not disposed within 90 days after acquisition. As described in the notes to the financial statements, we acquired investments in an equipment leasing limited liability company through our acquisition of First Health and in an insurance agency through our acquisition of Vista. We have classified all of our investments as available-for-sale. We are exposed to certain market risks including interest rate risk and credit risk.

We have established policies and procedures to manage our exposure to changes in the fair value of our investments. Our policies include an emphasis on credit quality and the management of our portfolio's duration and mix of securities. We believe our investment portfolio is diversified and currently expect no material loss to result from the failure to perform by the issuers of the debt securities we hold. The mortgage-backed securities are insured by several associations, including Government National Mortgage Administration, Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation.

We invest primarily in fixed income securities and classify all our investments as available-for-sale. Investments are evaluated on an individual security basis at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- the length of time and the extent to which the fair value has been less than the amortized cost basis;
- adverse conditions specifically related to the security, an industry, or geographic area;
- the historical and implied volatility of the fair value of the security;
- the payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future;
- failure of the issuer of the security to make scheduled interest or principal payments;
- any changes to the rating of the security by a rating agency;
- recoveries or additional declines in fair value subsequent to the balance sheet date; and
- if we have decided to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity, net of taxes. When we determine that a decline in fair value below amortized cost is judged to be other–than–temporary we are required to recognize the credit loss component as a charge in net earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis. See Note G, Investments, to our consolidated financial statements in this Form 10-K for more information concerning other-than-temporary impaired investments.

Our investments at December 31, 2009 mature according to their contractual terms, as follows, in thousands (actual maturities may differ because of call or prepayment rights):

As of December 31, 2009	Amortized Cost	Fair Value
Maturities:		
Within 1 year	$ 612,960	$ 616,177
1 to 5 years	753,697	780,908
5 to 10 years	440,552	459,092
Over 10 years	516,638	534,165
Total	$ 2,323,847	2,390,342
Equity method investments		46,751
Total short-term and long-term securities		$ 2,437,093

Our projections of hypothetical net gains in fair value of our market rate sensitive instruments, should potential changes in market rates occur, are presented below. The projection is based on a model, which incorporates effective duration, convexity and price to forecast hypothetical instantaneous changes in interest rates of positive and negative 100, 200 and 300 basis points. The model only takes into account the fixed income securities in the portfolio and excludes all cash. While we believe that the potential market rate change is reasonably possible, actual results may differ.

Increase (decrease) in fair value of portfolio given an interest rate (decrease) increase of X basis points As of December 31, 2009 (in thousands)

(300)	(200)	(100)	100	200	300
$ 151,668	$ 121,433	$ 67,554	$ (70,749)	$ (140,078)	$ (206,500)

Item 8: Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Coventry Health Care, Inc.

We have audited the accompanying consolidated balance sheets of Coventry Health Care, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coventry Health Care, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coventry Health Care, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Baltimore, Maryland
February 26, 2010

Coventry Health Care, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,418,554	$ 1,123,114
Short-term investments	442,106	338,129
Accounts receivable, net of allowance of $21,350 and $11,040 as of December 31, 2009 and 2008, respectively	258,993	293,636
Other receivables, net	496,059	524,803
Other current assets	234,446	130,808
Total current assets	2,850,158	2,410,490
Long-term investments	1,994,987	1,709,878
Property and equipment, net	271,931	308,016
Goodwill	2,529,284	2,695,025
Other intangible assets, net	471,693	546,168
Other long-term assets	48,479	57,821
Total assets	$ 8,166,532	$ 7,727,398
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Medical liabilities	$ 1,605,407	$ 1,446,391
Accounts payable and other accrued liabilities	682,171	474,561
Deferred revenue	110,855	104,823
Total current liabilities	2,398,433	2,025,775
Long-term debt	1,599,027	1,902,472
Other long-term liabilities	456,518	368,482
Total liabilities	4,453,978	4,296,729
Stockholders' equity:		
Common stock, $.01 par value; 570,000 authorized 190,462 issued and 147,990 outstanding in 2009 190,318 issued and 148,288 outstanding in 2008	1,905	1,903
Treasury stock, at cost; 42,472 in 2009; 42,031 in 2008	(1,282,054)	(1,287,662)
Additional paid-in capital	1,750,113	1,748,580
Accumulated other comprehensive income, net	41,406	8,965
Retained earnings	3,201,184	2,958,883
Total stockholders' equity	3,712,554	3,430,669
Total liabilities and stockholders' equity	$ 8,166,532	$ 7,727,398

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except per share data)

	For the years ended December 31,		
	2009	2008	2007
Operating revenues:			
Managed care premiums	$ 12,717,399	$ 10,563,163	$ 8,689,633
Management services	1,186,127	1,171,064	1,004,543
Total operating revenues	13,903,526	11,734,227	9,694,176
Operating expenses:			
Medical costs	10,859,394	8,868,579	6,920,531
Cost of sales	240,828	195,600	93,808
Selling, general and administrative	2,151,799	1,940,820	1,646,865
Depreciation and amortization	149,554	143,699	131,644
Total operating expenses	13,401,575	11,148,698	8,792,848
Operating earnings	501,951	585,529	901,328
Interest expense	84,875	96,386	82,217
Other income, net	87,478	82,718	144,101
Earnings before income taxes	504,554	571,861	963,212
Provision for income taxes	189,220	209,861	357,768
Income from continuing operations	315,334	362,000	605,444
(Loss) income from discontinued operations, net of tax	(73,033)	19,895	20,650
Net earnings	$ 242,301	$ 381,895	$ 626,094
Net earnings per share:			
Basic earnings per share from continuing operations	$ 2.15	$ 2.43	$ 3.91
Basic (loss) earnings per share from discontinued operations	(0.50)	0.13	0.13
Total basic earnings per share	$ 1.65	$ 2.56	$ 4.04
Diluted earnings per share from continuing operations	$ 2.14	$ 2.41	$ 3.85
Diluted (loss) earnings per share from discontinued operations	(0.50)	0.13	0.13
Total diluted earnings per share	$ 1.64	$ 2.54	$ 3.98
Weighted average common shares outstanding:			
Basic	146,652	148,893	154,884
Effect of dilutive options and restricted stock	743	1,315	2,473
Diluted	147,395	150,208	157,357

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2009, 2008 and 2007
(in thousands, except shares which are in millions)

	Common Stock		Treasury Stock, at Cost	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss), Net	Retained Earnings	Total Stockholders' Equity
	Shares	Amount					
Balance, December 31, 2006	187.6	$ 1,876	$ (563,909)	$ 1,571,101	$ (3,519)	$1,947,453	$ 2,953,002
Comprehensive income:							
Net earnings						626,094	626,094
Other comprehensive income:							
Holding gain, net					17,697		
Reclassification adjustment					(1,162)		
							16,535
Deferred tax effect					(6,281)		(6,281)
Comprehensive income							636,348
Employee stock plans activity	2.3	23	16,014	131,888			147,925
Cumulative adjustment upon adoption of FIN 48						3,441	3,441
Treasury shares acquired			(439,237)				(439,237)
Balance, December 31, 2007	189.9	$ 1,899	$ (987,132)	$ 1,702,989	$ 6,735	$2,576,988	$ 3,301,479
Comprehensive income:							
Net earnings						381,895	381,895
Other comprehensive income:							
Holding gain, net					7,652		
Reclassification adjustment					(3,996)		
							3,656
Deferred tax effect					(1,426)		(1,426)
Comprehensive income							384,125
Employee stock plans activity	0.4	4	22,607	45,591			68,202
Treasury shares acquired			(323,137)				(323,137)
Balance, December 31, 2008	190.3	$ 1,903	$ (1,287,662)	$ 1,748,580	$ 8,965	$ 2,958,883	$ 3,430,669
Comprehensive income:							
Net earnings						242,301	242,301
Other comprehensive income:							
Holding gain, net					64,791		
Reclassification adjustment					(11,609)		
							53,182
Deferred tax effect					(20,741)		(20,741)
Comprehensive income							274,742
Employee stock plans activity	0.2	2	35,568	1,533			37,103
Treasury shares acquired			(29,960)				(29,960)
Balance, December 31, 2009	190.5	$ 1,905	$ (1,282,054)	$ 1,750,113	$ 41,406	$ 3,201,184	$ 3,712,554

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net earnings	$ 242,301	$ 381,895	$ 626,094
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	151,815	150,226	142,569
Amortization of stock compensation	47,047	60,582	64,129
Deferred income tax benefit	(87,610)	(34,178)	(25,017)
Loss on other-than-temporarily impaired securities	-	36,160	-
Loss on disposal of FHSC	81,557	-	-
Gain on repurchase of debt	(8,371)	(4,628)	-
Other adjustments	8,642	10,243	6,635
Changes in assets and liabilities, net of effects of the purchase of subsidiaries:			
Accounts receivable	12,258	(28,699)	2,523
Other receivables	19,235	(198,904)	(89,190)
Medical liabilities	159,095	276,417	(98,781)
Accounts payable and other accrued liabilities	223,182	(49,689)	(20,122)
Other changes in assets and liabilities	32,692	27,931	(28,830)
Net cash from operating activities	881,843	627,356	580,010
Cash flows from investing activities:			
Capital expenditures, net	(60,323)	(69,371)	(61,307)
Proceeds from sales of investments	292,515	696,806	1,022,810
Proceeds from maturities of investments	522,144	166,034	321,561
Purchases of investments	(1,140,475)	(1,034,892)	(1,633,113)
Proceeds (payments) for acquisitions, net	10,197	(137,374)	(1,192,601)
Proceeds from FHSC disposal, net	115,437	-	-
Net cash from investing activities	(260,505)	(378,797)	(1,542,650)
Cash flows from financing activities:			
Proceeds from issuance of stock	1,224	7,233	52,262
Payments for repurchase of stock	(32,796)	(323,137)	(439,237)
Proceeds from issuance of debt, net	-	668,409	1,153,280
Repayment of debt	(294,930)	(423,872)	(260,500)
Excess tax benefit from stock compensation	604	387	31,534
Net cash from financing activities	(325,898)	(70,980)	537,339
Net change in cash and cash equivalents	295,440	177,579	(425,301)
Cash and cash equivalents at beginning of period	1,123,114	945,535	1,370,836
Cash and cash equivalents at end of period	$ 1,418,554	$ 1,123,114	$ 945,535
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 84,383	$ 93,219	$ 55,596
Income taxes paid, net	$ 190,703	$ 273,917	$ 445,284

See accompanying notes to the consolidated financial statements.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coventry Health Care, Inc. (together with its subsidiaries, the "Company" or "Coventry") is a diversified national managed health care company based in Bethesda, Maryland operating health plans, insurance companies, network rental and workers' compensation services companies. Through its Health Plan and Medical Services Business, Specialized Managed Care Business Division and Workers' Compensation Business, the Company provides a full range of risk and fee-based managed care products and services to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators.

Since the Company began operations in 1987 with the acquisition of the American Service Companies entities, including Coventry Health and Life Insurance Company ("CH&L"), the Company has grown substantially through acquisitions. See Note C, Acquisitions, to these consolidated financial statements for information on the Company's recent acquisitions.

Significant Accounting Policies

Basis of Presentation - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its subsidiaries. All inter-company transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Significant Customers - The Company's health plan business is diversified across a large customer base and there are no commercial groups that make up 10% or more of Coventry's managed care premiums. The Company received 50.7%, 38.1%, and 33.1% of its managed care premiums for the years ended December 31, 2009, 2008 and 2007, respectively, from the federal Medicare program throughout its various markets. The Company also received 8.4%, 10.3%, and 10.7% of its managed care premiums for the years ended December 31, 2009, 2008 and 2007, respectively, from its state-sponsored Medicaid programs throughout its various markets. For the years ended December 31, 2009, 2008 and 2007, the State of Missouri accounted for almost half the Company's Medicaid premiums. The Company received 10.5%, 9.2%, and 14.7% of its management services revenue from a single customer, Mail Handlers Benefit Plan, for the years ended December 31, 2009, 2008 and 2007, respectively.

Cash and Cash Equivalents - Cash and cash equivalents consist principally of money market funds, commercial paper, certificates of deposit, and treasury bills. The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents.

Investments - The Company accounts for investments in accordance with ASC 320-10 "Accounting for Certain Investments in Debt and Equity Securities," ASC 320-10-35-35 "Accounting for Debt Securities After an Other-than-Temporary Impairment," and with ASC 320-10-65 related to its fixed maturities securities as of April 1, 2009. The Company invests primarily in fixed income securities and classifies all of its investments as available-for-sale. Investments are evaluated on an individual security basis at least quarterly to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence is reviewed at the individual security level and includes, but is not limited to, the following:

- the length of time and the extent to which the fair value has been less than the amortized cost basis;
- adverse conditions specifically related to the security, an industry, or geographic area;
- the historical and implied volatility of the fair value of the security;
- the payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future;
- failure of the issuer of the security to make scheduled interest or principal payments;
- any changes to the rating of the security by a rating agency;
- recoveries or additional declines in fair value subsequent to the balance sheet date; and
- if we have decided to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity, net of taxes. When we determine that a decline in fair value below amortized cost is judged to be other–than–temporary we are required to recognize the credit loss component as a charge in net earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of corporate bonds, U.S. Treasury notes and commercial paper. Long-term investments have original maturities in excess of one year and primarily consist of fixed income securities.

Other Receivables - Other receivables include pharmacy rebate receivables of $314.9 million and $220.9 million at the December 31, 2009 and 2008, respectively. Other receivables also include Medicare Part D program related, risk share and subsidy receivables, Medicare risk adjuster receivables, Office of Personnel Management ("OPM") receivables, receivables from providers and suppliers, interest receivables, and any other receivables that do not relate to premiums. The decrease in other receivables during 2009 primarily resulted from a decrease in the Medicare Part D related receivables, other receivables, and due from seller, partially offset by an increase in the pharmacy rebate receivables.

Other Current Assets – Other Current Assets primarily includes deferred tax assets and also includes prepaid expenses. For more information see Note I., Income Taxes, to consolidated financial statements.

Property and Equipment - Property, equipment and leasehold improvements are recorded at cost. In accordance with ASC 350-40, "Internal – Use Software," the cost of internally developed software is capitalized and included in property and equipment. The Company capitalizes costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. Depreciation is computed using the straight-line method over the estimated lives of the related assets or, if shorter, over the terms of the respective leases.

Long-term Assets - Long-term assets primarily include assets associated with senior note issuance costs and reinsurance recoveries. The reinsurance recoveries were obtained with the acquisition of First Health Group Corp. ("First Health") and are related to certain life insurance receivables from a third party insurer for liabilities that have been ceded to that third party insurer.

Business Combinations, Accounting for Goodwill and Other Intangibles - The Company accounts for Business Combinations in accordance with ASC 805-10 and accounts for Intangibles – Goodwill and Other in accordance with ASC 350-10. Goodwill and other intangible assets that have indefinite lives are subject to a periodic assessment for impairment by applying a fair-value-based test. The Company's annual impairment test date is October 1 of each fiscal year. For goodwill, the Company performs a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company has five reporting units: Health Plans, Workers' Compensation, MHNet, Medicare Part D, and Network Rental. The Company determines the fair value of its reporting units based on a weighting of income and market approaches. The market approach estimates the reporting unit's fair value by utilizing market multiples of revenue or earnings for comparable companies. The income approach is based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company records an impairment charge equal to the difference. Impairment charges are recorded in the period incurred. See Note E, Goodwill and Other Intangible Assets, to consolidated financial statements for disclosure related to these assets.

The fair value of the indefinite-lived intangible asset is estimated and compared to the carrying value. The Company estimates the fair value of the indefinite-lived intangible asset using an income approach. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than the carrying value.

Other acquired intangible assets are separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, health provider contracts, customer lists and licenses. An intangible asset that is subject to amortization is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company amortizes other acquired intangible assets with finite lives using the straight-line method over the estimated economic lives of the assets, ranging from three to 20 years.

Discontinued Operations – The Company accounts for discontinued operations in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company determines whether the group of assets being disposed of comprises a component of the entity, which requires cash flows that can be clearly distinguished from the rest of the entity. The Company also determines whether the cash flows associated with the group of assets have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and whether the Company has no significant continuing involvement in the operations of the group of assets after disposal. If these determinations result in an affirmative response, the results of operations of the asset group being disposed of, as well as the gain or loss on disposal are aggregated for separate presentation apart from the continuing operating results of the Company in the Consolidated Statements of Operations. See Note D, Discontinued Operations, to consolidated financial statements for additional disclosure related to our discontinued operations.

Medical Liabilities and Expense - Medical liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics and other related information. In determining medical liabilities, the Company employs standard actuarial reserve methods that are specific to each market's membership, product characteristics, geographic territories and provider network. The Company also considers utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements. The Company also establishes reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

The following table presents the components of the change in medical claims liabilities for the years ended December 31, 2009, 2008 and 2007, respectively (in thousands).

	2009	2008	2007
Medical liabilities, beginning of year	**$1,446,391**	**$1,161,963**	**$1,121,151**
Acquisitions [1]	-	7,590	126,583
Reported Medical Costs			
Current year	11,049,227	8,916,644	7,055,596
Prior year development	(189,833)	(48,065)	(135,065)
Total reported medical costs	10,859,394	8,868,579	6,920,531
Claim Payments			
Payments for current year	9,598,222	7,577,939	6,134,631
Payments for prior year	1,123,131	1,013,216	586,390
Total claim payments	10,721,353	8,591,155	6,721,021
Change in Part D Related Subsidy Liabilities	20,975	(586)	(285,281)
Medical liabilities, end of year	**$1,605,407**	**$1,446,391**	**$1,161,963**
Supplemental Information:			
Prior year development [2]	2.1%	0.7%	2.5%
Current year paid percent [3]	86.9%	85.0%	86.9%

[1] Acquisition balances represent medical liabilities of the acquired company as of the applicable acquisition date.
[2] Prior year reported medical costs in the current year as a percentage of prior year reported medical costs.
[3] Current year claim payments as a percentage of current year reported medical costs.

The negative medical cost amounts noted as "prior year development" are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable developments from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends. Medical claim liabilities are generally paid within several months of the member receiving service from the provider. Accordingly, the 2009 prior year development relates almost entirely to claims incurred in calendar year 2008.

The change in Medicare Part D related subsidy liabilities identified in the table above represent subsidy amounts received from CMS for reinsurance and for cost sharing related to low income individuals. These subsidies are recorded in medical liabilities and we do not recognize premium revenue or claims expense for these subsidies.

Other Long-term Liabilities – Other long-term liabilities consist primarily of deferred tax liabilities, liability for unrecognized tax benefits, and liabilities associated with the 401 (k) Restoration and Deferred Compensation Plan.

Comprehensive Income – Comprehensive income includes net earnings and unrealized net gains and losses on investment securities. Other comprehensive income is net of reclassification adjustments to adjust for items currently included in net earnings, such as realized gains and losses on investment securities. The deferred tax provision for unrealized holding gains arising from investment securities during the years ended December 31, 2009, 2008 and 2007 was $25.3 million, $3.0 million, and $6.3 million respectively. The deferred tax provision for reclassification adjustments for gains included in net earnings on investment securities during the years ended December 31, 2009, 2008 and 2007 was $4.5 million, $1.6 million, and $0.5 million, respectively.

Revenue Recognition - Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on a per subscriber contract rate and the subscribers in the Company's records at the time of billing. Premium billings are generally sent to employers in the month proceeding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. The Company also receives premium payments from Centers for Medicare & Medicaid Services ("CMS") on a monthly basis for its Medicare membership. Membership and category eligibility are periodically reconciled with CMS and such reconciliations could result in adjustments to revenue. CMS uses a risk adjustment model to determine premium payments to health plans. This risk adjustment model apportions premiums paid to all health plans according to health severity based on diagnosis data provided to CMS. The Company estimates risk adjustment revenues based on the diagnosis data submitted to CMS. Changes in revenue from CMS resulting from the periodic changes in risk adjustments scores for our membership are recognized when the amounts become determinable and the collectibility is reasonably assured.

The Company also receives premium payments on a monthly basis from the state Medicaid programs with which the Company contracts for the Medicaid members for whom it provides health coverage. Membership and category eligibility are periodically reconciled with the state Medicaid programs and such reconciliations could result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue. Employer contracts are typically on an annual basis, subject to cancellation by the employer group or by the Company upon 30 days notice.

The Medicare Part D program gives beneficiaries access to prescription drug coverage. Coventry has been awarded contracts by CMS to offer various Medicare Part D plans on a nationwide basis, in accordance with guidelines put forth by the agency. Payments from CMS under these contracts include amounts for premiums, amounts for risk corridor adjustments and amounts for reinsurance and low-income cost subsidies.

The Company recognizes premium revenue for the Medicare Part D program ratably over the contract period for providing insurance coverage. Regarding the CMS risk corridor provision, an estimated risk sharing receivable or payable is recognized based on activity-to-date. Activity for CMS risk sharing is accumulated at the contract level and recorded within the consolidated balance sheet in other receivables or other accrued liabilities depending on the net contract balance at the end of the reporting period with corresponding adjustments to premium revenue. Costs for covered prescription drugs are expensed as incurred.

Subsidy amounts received for reinsurance and for cost sharing related to low income individuals are recorded in medical liabilities and will offset medical costs when paid. The Company does not recognize premium revenue or claims expense for these subsidies as the Company does not incur any risk with this part of the program.

A reconciliation of the final risk sharing, low-income subsidy, and reinsurance subsidy amounts is performed following the end of contract year. For both contract years of 2008 and 2009, as of December 31, 2009, the CMS risk sharing payable was $4.8 million and is included in accounts payable and other accrued liabilities and the CMS risk sharing receivable was $9.1 million and is included in other receivables. For both contract years of 2007 and 2008, as of December 31, 2008, the CMS risk sharing payable was $21.4 million and is included in accounts payable and other accrued liabilities and the CMS risk sharing payable was $7.0 million and is included in other receivables. As of December 31, 2009, the reinsurance subsidy amounts payable totaled $84.5 million and is included in medical liabilities and the reinsurance subsidy amounts payable totaled $62.8 million and is included in other receivables. As of December 31, 2008, the reinsurance subsidy amounts payable totaled $55.8 million and is included in medical liabilities and the reinsurance subsidy amounts receivable totaled $12.8 million and is included in other receivables.

The Company has quota share arrangements on business with certain individual and employer groups with two of its Medicare distribution partners covering portions of the Company's Medicare Part D and Medicare Private Fee for Service products. As a result of the quota share sharing arrangements, for the years ended December 31, 2009, 2008, and 2007, the Company ceded premium revenue of $416.5 million, $574.1 million, and $250.2 million, respectively, and the associated medical costs to these partners. The ceded amounts are excluded from the Company's results of operations. The Company is not relieved of its primary obligation to the policyholder under this ceding arrangement.

Management services revenue is generally a fixed administrative fee, provided on a predetermined contractual basis or on a percentage-of-savings basis, for access to the Company's health care provider networks and health care management services, for which it does not assume underwriting risk. Percentage of savings revenue is determined using the difference between charges billed by contracted medical providers and the contracted reimbursement rates for the services billed and is recognized based on claims processed. The management services the Company provides typically include health care provider network management, clinical management, pharmacy benefit management, bill review, claims repricing, claims processing, utilization review and quality assurance.

The Company enters into performance guarantees with employer groups where it pledges to meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy, telephone response time, etc. The Company also enters into financial guarantees which can take various forms including, among others, achieving an annual aggregate savings threshold, achieving a targeted level of savings per-member, per-month or achieving overall network penetration in defined demographic markets. For each guarantee, the Company estimates and records performance based revenue after considering the relevant contractual terms and the data available for the performance based revenue calculation. Pro-rata performance based revenue is recognized on an interim basis taking into account the ultimate rights and obligations of the parties upon termination of the contracts.

Revenue for pharmacy benefit management services for Workers' Compensation business is derived on a pre-negotiated amount per pharmacy claim which includes the cost of the pharmaceutical. Revenue and a corresponding cost of sales to a third party vendor related to the sale of pharmaceuticals is recorded when a pharmacy transaction is processed by the Company. No pharmacy rebate revenue is collected or recorded related to the Company's Worker's Compensation business.

Based on information received subsequent to premium billings being sent, historical trends, bad debt write-offs and the collectibility of specific accounts, the Company estimates, on a monthly basis, the amount of bad debt and future retroactivity and adjusts its revenue and reserves accordingly.

Premiums for services to federal employee groups are subject to audit and review by the OPM on a periodic basis. Such audits are usually a number of years in arrears. Adjustments are recorded as additional information regarding the audits and reviews becomes available. Any differences between actual results and estimates are recorded in the period the audits are finalized.

Cost of Sales – Cost of sales consists of the expense for prescription drugs provided by the Company's workers' compensation pharmacy benefit manager and for the independent medical examinations performed by physicians on injured workers. These costs are associated with fee-based products and exclude the cost of drugs related to the risk products recorded in medical costs.

Contract Acquisition Costs – Costs related to the acquisition of customer contracts, such as commissions paid to outside brokers, are paid on a monthly basis and expensed as incurred. For the Medicare Advantage business, the Company advances commissions and defers amortization of these costs to the period in which revenue associated with the acquired customer is earned, which is generally not more than one year.

Income Taxes – The Company files a consolidated federal tax return for the Company and its subsidiaries. The Company accounts for income taxes in accordance with ASC Topic 740 "Income Taxes." The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of total deferred tax assets is contingent upon the generation of future taxable income in the tax jurisdictions in which the deferred tax assets are located. Taxable income includes the impact of the reversal of deferred tax liabilities. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

Earnings Per Share - Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share assume the exercise of all options and the vesting of all restricted stock using the treasury stock method. Potential common stock equivalents to purchase 12.2 million, 8.3 million, and 3.2 million shares for the years ended December 31, 2009, 2008 and 2007, respectively, were excluded from the computation of diluted earnings per share because the potential common stock equivalents were anti-dilutive.

Other Income, net - Other income, net includes interest income, net of fees, gains on the repayment of debt, realized gains and losses on sales of investments, and charges on the other-than-temporary impairment of investment securities.

New Accounting Standards

In June 2009, the FASB established the FASB ASC, or Codification, which on July 1, 2009 became the single official source of authoritative, nongovernmental GAAP, superseding existing FASB, AICPA, EITF, and related literature. Prospectively, only one level of authoritative GAAP will exist, excluding the guidance issued by the SEC. All other literature will be non-authoritative. The Codification does not change GAAP but instead reorganizes the U.S. GAAP pronouncements into accounting topics, and displays all topics using a consistent structure. As the Codification does not change GAAP, it did not have a material effect on the Company's financial statements. Previous references to applicable literature via the Company's disclosures have been updated with references to the new Codification section.

In May 2009, the FASB issued ASC Topic 855, "Subsequent Events," which required the Company to evaluate subsequent events through the date the financial statements are issued. This standard requires an entity to recognize in its financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date (recognized subsequent events) and prohibits an entity from recognizing the effects of subsequent events that provide evidence about conditions that did not exist at the balance sheet date (non-recognized subsequent events). The Company adopted the provisions of this standard as of June 30, 2009. The adoption of this standard did not impact the Company's financial position or results of operations. The disclosures required by this standard are presented in Note S, Subsequent Events, to the consolidated financial statements.

In April 2009, the FASB issued ASC 320-10-65-1, "Transition Related to FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments." This guidance relates to fixed maturity securities and requires that other-than-temporary impairment losses related to credit deterioration be included in the statements of operations and that losses related to other market factors be included as a component of other comprehensive income. The Company adopted the provisions of this update as of April 1, 2009. The portion of the Company's impairment charge that was recorded prior to 2009 that was not either related to credit deterioration or to securities that the Company had made the decision to sell was insignificant. Accordingly, the Company did not record a cumulative effect transition adjustment and therefore the adoption of pronouncement did not impact the Company's financial position or results of operations. The disclosures required by this update are presented in Note G, Investments, to the consolidated financial statements.

In April 2009, the FASB issued ASC 825-10-65-1, "Transition Related to FASB Staff Position FAS 107-1 and APB 128-1, Interim Disclosures about Fair Value of Financial Instruments." This guidance requires disclosing qualitative and quantitative information about the fair value of all financial instruments on a quarterly basis, including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only done annually. The disclosures required by this update were effective for the quarter ended June 30, 2009 and are included in Note G, Investments, to the consolidated financial statements.

In April 2009, the FASB issued ASC 820-10-65-4, "Transition Related to FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This guidance reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. This update also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. The adoption of this update did not impact the Company's financial position or results of operations.

In December 2007, the FASB issued ASC 805-10, "Business Combinations," which requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. ASC 805-10 was effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption was prohibited. The Company implemented ASC 805-10 effective January 1, 2009. The potential impact of adopting ASC 805-10 on the Company's future consolidated financial statements will depend on the magnitude and frequency of the Company's future acquisitions.

In December 2007, the FASB issued ASC 810-10, "Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51," which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810-10 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of ASC 810-10 did not impact the Company's financial position or results of operations.

B. SEGMENT INFORMATION

As a result of the change in its executive leadership, the Company realigned its organizational structure during 2009. The Company 's new organizational structure brings enhanced focus to areas of anticipated growth opportunities. As a result, the Company's reportable segments have changed to the following three reportable segments: Health Plan and Medical Services, Specialized Managed Care, and Workers' Compensation. Each of these segments, which the Company also refers to as "Divisions," is separately managed and provides separate operating results that are evaluated by the Company's chief operating decision maker.

The Health Plan and Medical Services Division is primarily comprised of the Company 's traditional health plan risk businesses and products and its Medicare Advantage Private Fee-for-Service ("PFFS") product. In the second quarter of 2009, the Company's management decided not to renew the PFFS product effective for the 2010 plan year. Additionally, through this Division the Company contracts with various federal employee organizations to provide health insurance benefits under the Federal Employees Health Benefits Program ("FEHBP") and offers managed care and administrative products to businesses that self-insure the health care benefits of their employees. This Division also contains the Company's dental services business.

The Specialized Managed Care Division is comprised of its Medicare Part D program, its network rental business ("Network Rental") and its mental-behavioral health benefits business. As discussed in Note D, Discontinued Operations, to the consolidated financial statements, on July 31, 2009 the Company sold its Medicaid/Public entity business, First Health Services Corporation ("FHSC"). FHSC was a reporting unit within the Specialized Managed Care Division. FHSC operations are recognized within the line item "(Loss) income from discontinued operations, net of tax" in the Company's consolidated statements of operations and have been excluded from the continuing operations segment results presented below.

The Workers' Compensation Division is comprised of the Company's workers' compensation services businesses, which provides fee-based, managed care services such as access to our provider networks, pharmacy benefit management, and care management to underwriters and administrators of workers' compensation insurance.

The table below summarizes the results from continuing operations of the Company's reportable segments through the gross margin level, as that is the measure of profitability used by the chief operating decision maker to assess segment performance and make decisions regarding the allocation of resources. A reconciliation of gross margin to operating earnings at a consolidated continuing operations level is also provided. Total assets by reportable segment are not disclosed as these assets are not reviewed separately by the Company's chief operating decision maker. The dollar amounts in the segment tables are presented in thousands. The Company 's segment results for the prior years have been reclassified to conform to the 2009 presentation.

	Year Ended December 31, 2009				
	Health Plan and Medical Services	Specialized Managed Care	Workers' Comp.	Elim.	Continuing Operations Total
Operating revenues					
Managed care premiums	$ 11,142,921	$ 1,640,420	$ -	$ (65,942)	$ 12,717,399
Management services	346,042	93,079	757,105	(10,099)	1,186,127
Total operating revenues	11,488,963	1,733,499	757,105	(76,041)	13,903,526
Medical costs	9,531,698	1,393,638	-	(65,942)	10,859,394
Cost of sales	-	-	240,828	-	240,828
Gross margin	$ 1,957,265	$ 339,861	$ 516,277	$ (10,099)	$ 2,803,304
Selling, general and administrative					2,151,799
Depreciation and amortization					149,554
Operating earnings					$ 501,951

	Year Ended December 31, 2008				
	Health Plan and Medical Services	Specialized Managed Care	Workers' Comp.	Elim.	Continuing Operations Total
Operating revenues					
Managed care premiums	$ 9,686,417	$ 912,485	$ -	$ (35,739)	$ 10,563,163
Management services	352,369	89,626	736,695	(7,626)	1,171,064
Total operating revenues	10,038,786	1,002,111	736,695	(43,365)	11,734,227
Medical costs	8,150,788	751,953	-	(34,162)	8,868,579
Cost of sales	-	-	195,600	-	195,600
Gross margin	$ 1,887,998	$ 250,158	$ 541,095	$ (9,203)	$ 2,670,048
Selling, general and administrative					1,940,820
Depreciation and amortization					143,699
Operating earnings					$ 585,529

	Year Ended December 31, 2007				
	Health Plan and Medical Services	Specialized Managed Care	Workers' Comp.	Elim.	Continuing Operations Total
Operating revenues					
Managed care premiums	$ 7,988,872	$ 700,761	$ -	$ -	$ 8,689,633
Management services	410,071	74,278	525,797	(5,603)	1,004,543
Total operating revenues	8,398,943	775,039	525,797	(5,603)	9,694,176
Medical costs	6,374,173	547,459	-	(1,101)	6,920,531
Cost of sales	-	-	93,808	-	93,808
Gross margin	$ 2,024,770	$ 227,580	$ 431,989	$ (4,502)	$ 2,679,837
Selling, general and administrative					1,646,865
Depreciation and amortization					131,644
Operating earnings					$ 901,328

C. ACQUISITIONS

During the year ended December 31, 2008, the Company completed two business combinations. These business combinations were accounted for using the purchase method of accounting and therefore the operating results of each acquisition have been included in the Company's consolidated financial statements since the date of their acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill.

The following table summarizes the business combinations for the year ended December 31, 2008. The purchase price of each business combination includes the payment for net worth and estimated transition costs. The purchase price, inclusive of all retroactive balance sheet settlements to date and transaction cost adjustments, is presented below (in millions):

	Effective Date	Market	Price
Mental Health Network Institutional Services, Inc. ("MHNet")	February 13, 2008	Multiple Markets	$ 103
Majority ownership interest in Group Dental Services ("GDS")	May 14, 2008	Multiple Markets	$ 35

On February 13, 2008, the Company completed its acquisition of MHNet, a mental-behavioral health company based in Austin, Texas. On May 14, 2008, the Company completed its acquisition of a majority ownership interest in GDS, a dental company based in Rockville, Maryland. As a result of these acquisitions the Company recorded $111.2 million of goodwill, none of which is expected to be deductible for tax purposes.

During 2007 the Company acquired Vista Health Plans ("Vista"), businesses from Mutual of Omaha, and Concentra. These acquisitions were individually insignificant but were significant when aggregated. As a result of these acquisitions, the Company recorded $952.8 million of goodwill, of which, $289.1 million is expected to be deductible for tax purposes. The following table lists the assigned value of the intangible assets as of the acquisition date (in millions) and the associated amortization period:

	Estimated Fair Value	Amortization Period (Years)
Goodwill	$ 952.8	
Customer lists	227.2	8.8
Provider network	8.4	16.3
Total intangible assets	$ 1,188.4	

The following unaudited pro forma consolidated results of operations assume the acquisitions made during the year ended December 31, 2007 occurred on January 1, 2007 (in millions, except per share data):

Operating revenues	$ 10,666.0
Net earnings	$ 615.3
Earnings per share, basic	$ 3.98
Earnings per share, diluted	$ 3.91

The pro forma amounts represent the historical operating results of the Company and its 2007 acquisitions. Excluded from the pro forma are the discontinued operations of FHSC, which was sold in July 2009. Included in the pro forma is the effect of the amortization of finite lived intangible assets arising from the purchase price allocation, interest expense related to financing the acquisitions and the associated income tax effects of the pro forma adjustments. The pro forma amounts assume that debt issuance and debt refinancing that occurred in 2007, which coincided with the acquisitions, would have occurred at the beginning of the year. In addition, the pro forma amounts exclude $35.0 million in acquisition related costs that were incurred as a result of the acquisition. The pro forma amounts are presented for comparison purposes and are not necessarily indicative of the operating results that would have occurred if the acquisitions had been completed at the beginning of the periods presented, nor are they necessarily indicative of operating results in future periods.

D. DISCONTINUED OPERATIONS

On July 31, 2009, the Company completed the sale of its fee-based Medicaid services subsidiary FHSC to Magellan Health Services, Inc. ("Magellan") for $117.5 million in cash, which includes adjustments for changes in working capital. FHSC was a component of the Company's business operations within its Specialized Managed Care operating segment. In accordance with ASC 205-20 "Discontinued Operations," FHSC's operations and disposal costs are presented as (loss) income from discontinued operations, net of tax in the Company's consolidated statements of operations.

The following table presents select FHSC discontinued operations information (in thousands):

	Years ended December 31,		
	2009	2008	2007
FHSC revenues	$ 89,808	$ 179,419	$ 185,355
FHSC earnings before taxes	14,218	33,915	31,658
FHSC goodwill impairment, before taxes	(72,373)	-	-
Loss on disposal of FHSC, before taxes	(4,123)	-	-
(Loss) income from discontinued operations, including loss on disposal in 2009, before taxes	(62,278)	33,915	31,658
Provision for taxes on discontinued operations and disposal of FHSC	10,755	14,020	11,008
(Loss) income from discontinued operations, net of tax	$ (73,033)	$ 19,895	$ 20,650

The Company considered the then pending sale of FHSC a potential indicator of impairment and in accordance with ASC Topic 350, "Intangibles – Goodwill and Other," it was determined that the carrying value of the reporting unit was in excess of fair value. Accordingly, the Company performed an estimate of the probable impairment loss, determined that the goodwill allocated to the reporting unit was impaired, and recorded a gross impairment charge of $72.4 million during the year ended December 31, 2009.

The table below shows the carrying amounts of the major classes of assets and liabilities of FHSC as of December 31, 2008, that were included as part of the disposal group on the July 31, 2009 sale to Magellan (in thousands):

FHSC Assets	
Accounts receivable, net	$ 27,084
Prepaid expenses and other	2,180
Current assets	29,264
Property and equipment, net	4,192
Goodwill and other intangibles	161,930
Deferred tax asset	4,833
Other assets	102
Total Assets	$ 200,321
FHSC Liabilities	
Accounts payable	$ 6,625
Deferred revenue	3,337
Deferred tax liability	1,362
Total Liabilities	$ 11,324

E. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 were as follows (in thousands):

	Total
Balance, December 31, 2007	$ 2,573,325
Acquisition of MHNet	85,661
Acquisition of GDS	26,718
Other adjustments	9,321
Balance, December 31, 2008	$ 2,695,025
FHSC impairment charge	(72,373)
FHSC sale	(85,724)
Other adjustments	(7,644)
Balance, December 31, 2009	$ 2,529,284

As discussed in Note D, Discontinued Operations, to the consolidated financial statements, the Company considered the pending sale of FHSC a potential indicator of impairment and in accordance with ASC Topic 350, it was determined that the carrying value of the reporting unit was in excess of fair value. Fair value was based on the sales price, which is Level 1 in the fair value hierarchy. Accordingly, the Company performed an estimate of the probable impairment loss and recorded a gross impairment charge of $72.4 million during the year ended December 31, 2009.

The Company completed its 2009 annual impairment test of goodwill in accordance with ASC Topic 350 and determined that there were no further impairments. In performing its impairment analysis the Company identified its reporting units in accordance with the provisions of ASC Topic 350 and ASC Topic 280 "Segment Reporting."

In accordance with ASC Topic 350, for the purpose of testing goodwill for impairment, acquired assets and assumed liabilities were assigned to a reporting unit as of the acquisition date if both of the following criteria were met: (1) the asset will be employed in or the liability relates to the operations of a reporting unit and (2) the asset or liability will be considered in determining the fair value of the reporting unit. Corporate assets or liabilities were also assigned to a reporting unit if both of these criteria were met.

In order to determine the fair value of its reporting units, the Company weighted the income approach and the market approach. Under the income approach, the Company assumed certain growth rates, capital expenditures, discount rates and terminal growth rates in its calculations. The key assumptions used to determine the fair value of the Company's reporting units included terminal values based upon long term growth rates and a discount rate based on the Company's weighted average cost of capital adjusted for the risks associated with the operations. The market approach estimates a business's fair value by utilizing market multiples.

As an overall test of the reasonableness of the estimated fair values of the reporting units, the Company compared the aggregate fair values of its reporting units to its market capitalization. The comparison confirmed that the determined fair values were representative of market views when applying a reasonable control premium. We determined that our control premium was reasonable based on a review of such premiums for entities of similar size and/or in similar industries.

The Company will continue to monitor its market capitalization in relation to aggregate fair values of its reporting units to determine if events and circumstances warrant the performance of an interim impairment analysis.

Other Intangible Assets

The other intangible asset balances are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
As of December 31, 2009				
Amortized other intangible assets				
Customer Lists	$ 555,962	$ 224,789	$ 331,173	7-15 Years
HMO Licenses	12,600	7,122	5,478	20 Years
Provider Networks	62,000	14,353	47,647	15-20 Years
Trade Names	3,449	1,954	1,495	3-4 Years
Total amortized other intangible assets	$ 634,011	$ 248,218	$ 385,793	
Unamortized other intangible assets				
Trade Names	$ 85,900	$ -	$ 85,900	---
Total unamortized other intangible assets	$ 85,900	$ -	$ 85,900	
Total other intangible assets	$ 719,911	$ 248,218	$ 471,693	
As of December 31, 2008				
Amortized other intangible assets				
Customer Lists	$ 572,100	$ 171,327	$ 400,773	3-15 Years
HMO Licenses	12,600	6,528	6,072	15-20 Years
Provider Networks	62,000	11,143	50,857	15-20 Years
Trade Names	3,449	883	2,566	3-4 Years
Total amortized other intangible assets	$ 650,149	$ 189,881	$ 460,268	
Unamortized other intangible assets				
Trade Names	$ 85,900	$ -	$ 85,900	---
Total unamortized other intangible assets	$ 85,900	$ -	$ 85,900	
Total other intangible assets	$ 736,049	$ 189,881	$ 546,168	

Other intangible asset amortization expense for the years ended December 31, 2009, 2008 and 2007 was $71.0 million, $65.6 million, and $48.2 million, respectively.

Based on events and circumstances, primarily lower than expected customer retention levels, we recorded $5.5 million in impairment charges to our customer list balances in 2009. The impairment charges, which are included in the line item depreciation and amortization in the Company's consolidated statements of operations, related to components of its Health Plan and Medical Services operating segment and its Specialized Managed Care operating segment, respectively. The fair values were based on present value calculations which are Level 3 in the fair value hierarchy.

The Company performed an impairment test of its unamortized other intangible asset (trade name) as of October 1, 2009, and determined that the asset was not impaired.

Estimated intangible amortization expense is $63.3 million for the year ending December 31, 2010, $62.4 million for the year ending December 31, 2011, $62.0 million for the year ending December 31, 2012 and $61.6 million for the year ending December 31, 2013 and $61.1 million for the year ending December 31, 2014. The weighted-average amortization period is approximately 10 years for other intangible assets.

F. PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following (in thousands):

	As of December 31, 2009	As of December 31, 2008	Depreciation Period
Land	$ 24,779	$ 24,779	---
Buildings and leasehold improvements	142,605	144,890	1-40 Years
Developed software	174,887	164,783	1-9 Years
Equipment	336,904	334,679	3-7 Years
Sub-total	679,175	669,131	
Less: accumulated depreciation	(407,244)	(361,115)	
Property and equipment, net	$ 271,931	$ 308,016	

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $80.8 million, $84.6 million, and $94.4 million, respectively. Included in the depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $25.4 million, $29.9 million, and $32.9 million, respectively, of amortization expense for developed software.

G. INVESTMENTS

Investments

The Company adopted the provisions of ASC 320-10-65-1 related to its fixed maturity securities as of April 1, 2009. The portion of the Company's impairment charge that was recorded prior to 2009 that was not related to a belief that the entire amortized cost basis would not be recovered, to credit deterioration of the specific security, or to securities that the Company has made the decision to sell, was insignificant. Accordingly, the Company did not record a cumulative effect transition adjustment upon adoption.

The Company considers all of its investments as available-for-sale securities and, accordingly, records unrealized gains and losses within accumulated other comprehensive income (loss) in the stockholders' equity section of its consolidated balance sheets. Certain prior year investment balances have been reclassified in the tables below to conform to the 2009 presentation requirements.

The amortized cost, gross unrealized gain or loss and estimated fair value of short-term and long-term investments by security type were as follows at December 31, 2009 and 2008 (in thousands):

As of December 31, 2009	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
State and municipal bonds	$ 863,561	$ 37,392	$ (1,371)	$ 899,582
US Treasury securities	566,057	2,572	(32)	568,597
Government-sponsored enterprise securities (1)	231,645	4,225	(330)	235,540
Residential mortgage-backed securities (2)	229,665	10,581	(932)	239,314
Commercial mortgage-backed securities	26,891	344	(507)	26,728
Asset-backed securities (3)	48,434	4,441	(1,170)	51,705
Corporate debt and other securities	357,594	12,373	(1,091)	368,876
	$ 2,323,847	$ 71,928	$ (5,433)	$2,390,342
Equity method investments (4)				46,751
				$2,437,093

As of December 31, 2008	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
State and municipal bonds	$ 826,136	$ 19,677	$ (4,546)	$ 841,267
US Treasury securities	457,507	5,932	(54)	463,385
Government-sponsored enterprise securities (1)	92,901	4,014	-	96,915
Residential mortgage-backed securities (2)	297,456	8,306	(2,863)	302,899
Commercial mortgage-backed securities	49,394	15	(7,618)	41,791
Asset-backed securities (3)	65,307	70	(6,896)	58,481
Corporate debt and other securities	191,053	1,449	(2,813)	189,689
	$ 1,979,754	$ 39,463	$ (24,790)	$1,994,427
Equity method investments (4)				53,580
				$2,048,007

(1) Includes FDIC insured Temporary Liquidity Guarantee Program securities.
(2) Agency pass-through, with the timely payment of principal and interest guaranteed.
(3) Includes auto loans, credit card debt, and rate reduction bonds.
(4) Includes investments in entities accounted for under the equity method of accounting and therefore are presented at their carrying value.

Through its acquisition of First Health on January 28, 2005, the Company acquired eight separate investments (tranches) in a limited liability company that invests in equipment that is leased to third parties. The total investment as of December 31, 2009 was $44.1 million and is accounted for using the equity method. The Company's proportionate share of the partnership's income was $0.9 million, $5.4 million, and $4.5 million for the years ended December 31, 2009, 2008 and 2007, respectively, and is included in other income in the Company's statements of operations. The Company has between a 20% and 25% interest in the limited partners share of each individual tranche of the partnership (approximately 10% of the total partnership). During 2009, the Company determined that events and changes in circumstances occurred, indicating that the carrying value might not be fully recoverable. Accordingly, the investment was evaluated to determine fair value during the fourth quarter. As a result of this evaluation, the Company recorded an impairment charge of $2.5 million at December 31, 2009. The carrying value of this investment at December 31, 2009 approximates fair value.

Through its acquisition of Vista on September 10, 2007, the Company acquired a 50% investment in Carefree Insurance Services ("Carefree"). Carefree performs marketing and sales of several Individual and Medicare products. As of December 31, 2009, the Company's total investment was $2.7 million and is accounted for using the equity method.

The amortized cost and estimated fair value of available for sale debt securities by contractual maturity were as follows at December 31, 2009 and 2008 (in thousands):

	As of December 31, 2009		As of December 31, 2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Maturities:				
Within 1 year	$ 612,960	$ 616,177	$ 410,097	$ 411,874
1 to 5 years	753,697	780,908	590,678	588,629
5 to 10 years	440,552	459,092	381,324	385,756
Over 10 years	516,638	534,165	597,655	608,168
Total	$ 2,323,847	$ 2,390,342	$ 1,979,754	$ 1,994,427

Investments with long-term option adjusted maturities, such as residential and commercial mortgage-backed securities, are included in the over 10 year category. Actual maturities may differ due to call or prepayment rights.

Gross investment gains of $14.0 million and gross investment losses of $2.4 million were realized on sales of investments for the year ended December 31, 2009. This compares to gross investment gains of $7.6 million and gross investment losses of $37.0 million that were realized on sales and the other-than-temporary impairment of investments for the year ended December 31, 2008, and gross investment gains of $1.7 million and gross investment losses of $0.5 million that were realized on investment sales for the year ended December 31, 2007. The Company's other-than-temporary impairment charge and its realized gains and losses are recorded in other income, net in the Company's consolidated statements of operations.

During the year ended December 31, 2008, we recognized a $33.5 million other-than-temporary impairment charge related to 31 securities, including our investments in Lehman Brothers Holdings, Inc., certain corporate financial holdings, auction rate securities and mortgage backed and asset-backed securities. This other-than-temporary impairment charge was representative of credit losses and therefore was recognized in earnings.

The following table shows the Company's investments' gross unrealized losses and fair value, at December 31, 2009 and December 31, 2008, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

At December 31, 2009	Less than 12 months		12 months or more		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and municipal bonds	$ 49,963	$ (833)	$ 12,898	$ (538)	$ 62,861	$ (1,371)
US Treasury securities	8,146	(32)	-	-	8,146	(32)
Government sponsored enterprises	45,331	(330)	-	-	45,331	(330)
Residential mortgage-backed securities	28,461	(645)	9,658	(287)	38,119	(932)
Commercial mortgage-backed securities	2,505	(17)	5,580	(490)	8,085	(507)
Asset-backed securities	-	-	2,255	(1,170)	2,255	(1,170)
Corporate debt and other securities	119,594	(1,091)	-	-	119,594	(1,091)
Total	$ 254,000	$ (2,948)	$ 30,391	$ (2,485)	$ 284,391	$ (5,433)

At December 31, 2008	Less than 12 months		12 months or more		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and municipal bonds	$ 154,665	$ (3,052)	$ 21,441	$ (1,494)	$176,106	$ (4,546)
US Treasury securities	274,891	(54)	-	-	274,891	(54)
Government sponsored enterprises	-	-	-	-	-	-
Residential mortgage-backed securities	29,634	(1,238)	10,436	(1,625)	40,070	(2,863)
Commercial mortgage-backed securities	23,807	(3,287)	17,379	(4,331)	41,186	(7,618)
Asset-backed securities	46,508	(2,413)	9,135	(4,483)	55,643	(6,896)
Corporate debt and other securities	78,730	(1,450)	4,063	(1,363)	82,793	(2,813)
Total	$ 608,235	$ (11,494)	$ 62,454	$ (13,296)	$670,689	$ (24,790)

The unrealized losses presented in this table do not meet the criteria for an other-than-temporary impairment. The unrealized losses are the result of interest rate movements and significant increases in volatility and liquidity concerns in the securities and credit markets. The Company has not decided to sell and it is not more-likely-than not that the Company will be required to sell before a recovery of the amortized cost basis of these securities.

The Company continues to review its investment portfolios under its impairment review policy. Given the current market conditions and the significant judgments involved, there is a continuing risk that further declines in fair value may occur and additional other-than-temporary impairments may be recorded in future periods.

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value and requires a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value based on the quality and reliability of the inputs or assumptions used in fair value measurements.

The Company's Level 1 securities primarily consist of US Treasury securities and cash. The Company determines the estimated fair value for its Level 1 securities using quoted (unadjusted) prices for identical assets or liabilities in active markets.

The Company's Level 2 securities primarily consist of government-sponsored enterprise securities, state and municipal bonds, mortgage-backed securities, asset-backed securities, corporate debt, and money market funds. The Company determines the estimated fair value for its Level 2 securities using the following methods: quoted prices for similar assets/liabilities in active markets, quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time), inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves volatilities, default rates, etc.), and inputs that are derived principally from or corroborated by other observable market data.

The Company's Level 3 securities primarily consist of corporate financial holdings, and mortgage backed and asset-backed securities that were thinly traded due to market volatility and lack of liquidity. The Company determines the estimated fair value for its Level 3 securities using unobservable inputs that cannot be corroborated by observable market data including, but not limited to, broker quotes, default rates, benchmark yields, credit spreads and prepayment speeds.

The following table presents the fair value hierarchy for the Company's financial assets measured at fair value on a recurring basis at December 31, 2009 and 2008 (in thousands):

At December 31, 2009	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Cash and cash equivalents	$ 1,418,554	$ 398,073	$ 1,020,481	$ -
State and municipal bonds	899,582	-	899,582	-
US Treasury securities	568,597	568,597	-	-
Government-sponsored enterprise securities	235,540	-	235,540	-
Residential mortgage-backed securities	239,314	-	236,214	3,100
Commercial mortgage-backed securities	26,728	-	26,728	-
Asset-backed securities	51,705	-	47,267	4,438
Corporate debt and other securities	368,876	-	360,250	8,626
Total	$ 3,808,896	$ 966,670	$ 2,826,062	$ 16,164

At December 31, 2008	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Cash and cash equivalents	$ 1,123,114	$ 609,195	$ 513,919	$ -
State and municipal bonds	841,267	-	833,287	7,980
US Treasury securities	463,385	463,385	-	-
Government-sponsored enterprise securities	96,915	-	96,915	-
Residential mortgage-backed securities	302,899	-	302,899	-
Commercial mortgage-backed securities	41,791	-	41,791	-
Asset-backed securities	58,481	-	56,231	2,250
Corporate debt and other securities	189,689	-	176,764	12,925
Total	$ 3,117,541	$ 1,072,580	$ 2,021,806	$ 23,155

The following table provides a summary of changes in the fair value of the Company's Level 3 financial assets for the years ended December 31, 2009 and 2008 (in thousands):

Year Ended December 31, 2009

	Total Level 3	Municipal bonds	Mortgage-backed securities	Asset-backed securities	Corporate and other
Beginning Balance, January 1	$ 23,155	$ 7,980	$ -	$ 2,250	$ 12,925
Transfers to (from) Level 3	-	-	-	-	-
Total gains or losses (realized / unrealized)					
Included in earnings	13,245	2,683	3,255	1,614	5,693
Included in other comprehensive income	7,866	-	1,355	2,534	3,977
Purchases, issuances and settlements	(28,102)	(10,663)	(1,510)	(1,960)	(13,969)
Ending Balance, December 31, 2009	$ 16,164	$ -	$ 3,100	$ 4,438	$ 8,626

Year Ended December 31, 2008

	Total Level 3	Municipal bonds	Mortgage-backed securities	Asset-backed securities	Corporate and other
Beginning Balance, January 1	$ 10,797	$ -	$ -	$ 8,308	$ 2,489
Transfers to (from) Level 3	39,576	13,500	8,421	1,775	15,880
Total gains or losses (realized / unrealized)					
Included in earnings	(31,880)	(5,318)	(5,267)	(4,172)	(17,123)
Included in other comprehensive income	192	(2)	(2)	(96)	292
Purchases, issuances and settlements	4,470	(200)	(3,152)	(3,565)	11,387
Ending Balance, December 31, 2008	$ 23,155	$ 7,980	$ -	$ 2,250	$ 12,925

H. STOCK-BASED COMPENSATION

The Company has one stock incentive plan, the Amended and Restated 2004 Stock Incentive Plan (the "Stock Incentive Plan") under which shares of the Company's common stock are authorized for issuance to key employees, consultants and directors in the form of stock options, restricted stock and other stock-based awards. Shares available for issuance under the Stock Incentive Plan were 6.8 million as of December 31, 2009.

Stock Options

Under the Stock Incentive Plan, the terms and conditions of option grants are established on an individual basis with the exercise price of the options being equal to not less than 100% of the fair value of the underlying stock at the date of grant. Options generally become exercisable after one year in either 33% or 25% increments per year and expire ten years from the date of grant. At December 31, 2009, the Stock Incentive Plan had outstanding options representing 13.0 million shares of common stock.

The Company continues to use the Black-Scholes-Merton option pricing model and amortizes compensation expense over the requisite service period of the grant. The methodology used in 2009 to derive the assumptions used in the valuation model is consistent with that used in prior years. The following average values and weighted-average assumptions were used for option grants.

	2009	2008	2007
Black-Scholes-Merton Value	$ 7.11	$ 13.16	$ 16.79
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.7%	2.9%	4.7%
Expected volatility	60.8%	32.3%	25.6%
Expected life (in years)	3.8	4.2	4.1

The Company has not paid dividends in the past nor does it expect to pay dividends in the future. As such, the Company used a dividend yield percentage of zero. The Company uses a risk-free interest rate consistent with the yield available on a U.S. Treasury note with a term equal to the expected term of the underlying grants. The expected volatility was estimated based upon a blend of the implied volatility of the Company's tradeable options and the historical volatility of the Company's share price. The expected life was estimated based upon exercise experience of option grants made in the past to Company employees.

The Company granted 3.5 million stock options during the twelve months ended December 31, 2009. The Company recorded compensation expense related to stock options of approximately $30.6 million, $35.3 million, and $36.1 million, for the years ended December 31, 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised was $1.5 million, $10.4 million, and $77.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, there was $35.5 million of total unrecognized compensation cost (net of expected forfeitures) related to nonvested stock option grants which is expected to be recognized over a weighted average period of 2.1 years.

The following table summarizes stock option activity for the year ended December 31, 2009:

	Shares (in thousands)	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Life
Outstanding at January 1, 2009	11,576	$ 43.13		
Granted	3,466	$ 15.71		
Exercised	(136)	$ 8.40		
Cancelled and expired	(1,873)	$ 46.79		
Outstanding at December 31, 2009	13,033	$ 35.67	33,581	5.83
Exercisable at December 31, 2009	8,242	$ 38.99	10,210	4.32

Restricted Stock Awards

The Company awarded 1.7 million shares of restricted stock in the twelve months ended December 31, 2009. The value of the Company's restricted shares is amortized over various vesting periods through 2013. The Company recorded compensation expense related to restricted stock grants, including restricted stock granted in prior periods, of approximately $16.5 million, $25.3 million, and $28.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. The total unrecognized compensation cost (net of expected forfeitures) related to the restricted stock was $36.3 million at December 31, 2009, and is expected to be recognized over a weighted average period of 2.2 years. The weighted-average fair value of restricted stock granted was $16.43, $39.06, and $59.42 per share for the years ended December 31, 2009, 2008 and 2007, respectively. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $8.5 million, $17.3 million, and $39.2 million, respectively.

The following table summarizes restricted stock award activity for the year ended December 31, 2009:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested, January 1, 2009	1,460	$ 43.80
Granted	1,743	$ 16.43
Vested	(459)	$ 45.45
Forfeited	(518)	$ 32.81
Nonvested, December 31, 2009	2,226	$ 24.43

Performance Share Units

During the twelve months ended December 31, 2009, the Company granted performance share units ("PSUs") to key employees pursuant to the Stock Incentive Plan. The PSUs represent hypothetical shares of the Company's common stock. The holders of PSUs have no rights as shareholders with respect to the shares of the Company's common stock to which the awards relate. The PSUs will vest based upon the achievement of certain performance goals and vest over various periods through 2011. All PSUs that vest will be paid out in cash based upon the price of the Company's common stock and therefore are classified as a liability by the Company. The liability on the Company's books at December 31, 2009 was $13.8 million, of which $10.9 million was paid out in February 2010.

The following table summarizes PSU activity for the twelve months ended December 31, 2009 (in thousands):

	Units
Outstanding, January 1, 2009	-
Granted	936
Vested	(436)
Cancelled/Forfeited	(132)
Outstanding, December 31, 2009	368

The Company recorded compensation expense related to the PSUs of approximately $13.8 million for the year ended December 31, 2009.

I. INCOME TAXES

The provision (benefit) for income taxes consisted of the following (in thousands):

	Years ended December 31, 2009	2008	2007
Current provision:			
Federal	$ 233,951	$ 210,877	$ 341,436
State	42,002	32,210	41,376
Deferred benefit:			
Federal	(60,864)	(36,050)	(23,600)
State	(25,869)	2,824	(1,444)
Income tax expense	$ 189,220	$ 209,861	$ 357,768

The Company's effective tax rate differs from the federal statutory rate of 35% as a result of the following:

	Years ended December 31, 2009	2008	2007
Statutory federal tax rate	35.00%	35.00%	35.00%
Effect of:			
State income taxes, net of federal benefit	1.72%	2.42%	2.32%
Tax exempt investment income	(1.71%)	(1.55%)	(0.70%)
Remuneration disallowed	0.35%	0.00%	0.03%
Other	2.14%	0.83%	0.50%
Effective tax rate	37.50%	36.70%	37.15%

The effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below (in thousands):

Deferred tax assets:	December 31, 2009	December 31, 2008
Net operating loss carryforward	$ 28,359	$ 31,125
Deferred compensation	66,464	55,999
Deferred revenue	8,392	7,755
Medical liabilities	79,781	40,660
Accounts receivable	9,011	5,094
Other accrued liabilities	96,393	32,372
Unrealized capital losses	2,670	9,076
Capital loss carryforward	1,787	2,476
Internally developed software	1,221	-
Other assets	18,079	2,669
Gross deferred tax assets	312,157	187,226
Less valuation allowance	(3,101)	-
Deferred tax asset	309,056	187,226
Deferred tax liabilities:		
Unrealized gain on securities	(25,085)	(5,703)
Other liabilities	(9,959)	(7,460)
Depreciation	(35,502)	(19,517)
Intangibles	(187,527)	(204,957)
Internally developed software	-	(17,062)
Tax benefit of limited partnership investment	(41,804)	(56,284)
Gross deferred tax liabilities	(299,877)	(310,983)
Net deferred tax asset (liability) (1)	$ 9,179	$ (123,757)

(1) Includes $207.1 million and $94.0 million classified as current assets at December 31, 2009 and 2008, respectively, and $(198.0) million and $(217.7) million classified as noncurrent assets (liabilities) at December 31, 2009 and 2008, respectively.

At December 31, 2009, the Company had approximately $72 million of federal and $198 million of state tax net operating loss carryforwards. The Federal net operating losses were primarily acquired through various acquisitions and are subject to limitation under Internal Revenue Code Section 382. The net operating loss carryforwards can be used to reduce future taxable income, and expire over varying periods through the year 2029. A valuation allowance of approximately $3.0 million has been recorded for 2009 for certain net operating loss deferred tax assets because the Company believes it is not more likely than not that these deferred tax assets will be realized before expiration of those net operating losses.

The Company's current income taxes payable has been increased by tax expense resulting from equity based compensation transactions. For the year ended December 31, 2009, these expenses were debited to shareholder's equity and amounted to $8.1 million. For the year ended December 31, 2008, the Company's current income taxes payable were reduced by tax benefits resulting from equity based transactions. These benefits were credited to shareholder's equity and amounted to approximately $0.4 million.

The Company adopted ASC 740-10 "Accounting for Uncertainty in Income Taxes," effective January 1, 2007 which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with ASC Topic 740 "Income Taxes" on January 1, 2007. ASC 740-10 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For a tax benefit to be recognized, a tax position must be more likely than not to be sustained upon examination by applicable taxing authorities. The benefit recognized is the amount that has a greater than 50% likelihood of being realized upon final settlement of the tax position. The change in net assets, because of applying this pronouncement, is considered a change in accounting principle with the cumulative effect of the change required to be treated as an adjustment to the opening balance of retained earnings. The cumulative effect of implementing ASC 740-10 was an increase of $3.4 million to the beginning balance of retained earnings for the year ended December 31, 2007.

A reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007 is as follows (in thousands):

	2009	2008	2007
Gross unrecognized tax benefits - beginning balance	$ 51,841	$ 83,482	$ 78,514
Gross increases to tax positions taken in the current period	98,254	25,469	63,517
Gross increases to tax positions taken in prior periods	17,865	14,456	-
Gross decreases to tax positions taken in prior periods	(34,777)	(68,585)	(53,160)
Decreases relating to settlements with tax authorities	-	(874)	-
Decreases due to a lapse of statute of limitations	(4,099)	(2,107)	(5,389)
Gross unrecognized tax benefits - ending balance	$ 129,084	$ 51,841	$ 83,482

The total amount of unrecognized tax benefits, as of December 31, 2009, 2008 and 2007, that if recognized would affect the effective tax rate was $40.4 million, $32.4 million, and $17.1 million, respectively. Further, the Company is unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Penalties and tax-related interest expense are reported as a component of income tax expense. As of December 31, 2009, 2008, and 2007, the total amount of income tax-related accrued interest and penalties, net of related tax benefit, recognized in the statement of financial position was $6.5 million, $9.6 million, and $10.2 million, respectively. For the years ended December 31, 2009, 2008, and 2007, the total amount of income tax-related accrued interest and penalties, net of related tax benefit, recognized in the statement of operations was $2.8 million, $2.4 million, and $4.5 million, respectively.

The Company is regularly audited by federal, state and local tax authorities, and from time to time these audits result in proposed assessments. Tax years 2006-2008 remain open to examination by these tax jurisdictions. The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

During the year ended December 31, 2009, the Internal Revenue Service ("IRS") completed its examination of the income tax returns of the Company for the years ended December 31, 2005 and 2006. Tax assessed as a result of this examination was not material. During the year ended December 31, 2008, the IRS completed its examination of the income tax returns of First Health Group Corporation ("FHGC") for all years through 2004. Additionally, the Company settled certain income tax examinations with various state and local tax authorities. Tax assessed as a result of these examinations, if any, was not material. FHGC is also subject to ongoing examinations by certain state tax authorities for pre-acquisition years. The Company believes that appropriate provisions have been provided for all FHGC open tax years.

J. EMPLOYEE BENEFIT PLANS

Employee Retirement Plans

The Company sponsors one defined contribution retirement plan qualifying under the Internal Revenue Code Section 401(k): the Coventry Health Care, Inc. Retirement Savings Plan (the "Savings Plan"). All employees of Coventry Health Care, Inc. and employees of its subsidiaries can elect to participate in the Savings Plan. T. Rowe Price is the custodial trustee of all Savings Plan assets, participant loans and the Coventry Health Care, Inc. common stock in the Savings Plan.

Under the Savings Plan, participants may defer up to 75% of their eligible compensation, limited by the maximum compensation deferral amount permitted by applicable law. The Company makes matching contributions in the Company's common stock equal to 100% of the participant's contribution on the first 3% of the participant's eligible compensation and equal to 50% of the participant's contribution on the second 3% of the participant's eligible compensation. Participants vest immediately in all safe harbor matching contributions. The Savings Plan permits all participants regardless of service to sell the employer match portion of the Coventry common stock in their accounts, during certain times of the year, and transfer the proceeds to other Coventry 401(k) funds of their choosing. All costs of the Savings Plan are funded by the Company and participants as they are incurred.

As a result of corporate acquisitions and transactions, the Company has acquired entities that have sponsored other qualified plans. All qualified plans sponsored by the acquired subsidiaries of the Company have either terminated or merged with and into the Savings Plan. The cost of the Savings Plan, including the acquired plans, for 2009, 2008 and 2007 was approximately $30.3 million, $31.5 million, and $21.6 million, respectively.

401(k) Restoration and Deferred Compensation Plan

The Company is the sponsor of a 401(k) Restoration and Deferred Compensation Plan ("RESTORE"). Under RESTORE, participants may defer up to 75% of their base salary and up to 100% of any bonus awarded. The Company makes matching contributions equal to 100% of the participant's contribution on the first 3% of the participant's compensation and 50% of the participant's contribution on the second 3% of the participant's compensation. Participants vest in the Company's matching contributions ratably over two years. All costs of RESTORE are funded by the Company as they are incurred.

The cost, principally employer matching contributions, of RESTORE charged to operations for 2009, 2008 and 2007 was $0.9 million, $0.2 million, and $1.8 million, respectively.

Executive Retention Plans

The Company is the sponsor of a deferred compensation plan that is designed to promote the retention of key senior management and to recognize their strategic importance to the Company. The fixed dollar and stock equivalent allocations charged to operations for these plans were $1.6 million, $1.1 million, and $2.9 million, in 2009, 2008 and 2007, respectively, and the liability for these plans was $1.4 million and $3.6 million at December 31, 2009 and 2008, respectively.

Stock Incentive Plan

For information regarding the Company's stock-based compensation, please refer to Note H, Stock-Based Compensation, to the notes to the consolidated financial statements.

K. DEBT

The Company's outstanding debt was as follows at December 31, 2009 and 2008 (in thousands):

	December 31, 2009	December 31, 2008
5.875% Senior notes due 1/15/12, net of repurchases	$ 233,903	$ 250,000
6.125% Senior notes due 1/15/15, net of repurchases	228,845	250,000
5.95% Senior notes due 3/15/17, net of repurchases and unamortized discount of $1,022 at December 31, 2009	382,213	388,816
6.30% Senior notes due 8/15/14, net of unamortized discount of $1,061 at December 31, 2009	374,037	398,627
Revolving Credit Facility due 7/11/12, 0.79% weighted average interest rate for the period ended December 31, 2009	380,029	615,029
Total Debt	$ 1,599,027	$ 1,902,472

During 2009 the Company repaid a total of $68.9 million principal of outstanding senior notes for payments of $59.9 million, resulting in a gain of $8.4 million. These gains were net of the write off of deferred financing costs. The funds for the repayments were provided by cash from operations.

During 2009 the Company repaid $235 million on its Revolving Credit Facility. The remaining outstanding balance of $380 million will be used to optimize the Company's liquidity position and for other general corporate purposes.

During November and December 2008, the Company repaid a principal total of $10 million of its outstanding 5.95% Senior Notes due March 15, 2017.

During 2008 the Company drew down $543.5 million from its Revolving Credit Facility and repaid $103.5 million of this amount. The remaining outstanding balance of $615.0 million was used to optimize the Company's liquidity position during the current uncertain macroeconomic environment and for general corporate purposes. Also, from time to time throughout 2008 the Company drew down amounts as needed and repaid certain amounts on its Revolving Credit Facility for general corporate purposes.

The Company's senior notes and credit facility contain certain covenants and restrictions regarding additional debt, dividends or other restricted payments, transactions with affiliates, asset dispositions, and consolidations or mergers. Additionally, the Company's credit facility requires compliance with a leverage ratio of 3 to 1. As of December 31, 2009, the Company was in compliance with the applicable covenants and restrictions under its senior notes and credit facility.

Loans under the credit facilities bear interest at a margin or spread in excess of either (1) the one-, two-, three-, six-, nine-, or twelve- month rate for Eurodollar deposits (the "Eurodollar Rate") or (2) the greater of the federal funds rate plus 0.5% or the base rate of the Administrative Agent ("Base Rate"), as selected by the Company. The margin or spread depends on the Company's non-credit-enhanced long-term senior unsecured debt ratings and varies from 0.350% to 1.000% for Eurodollar Rate advances and from 0.000% to 0.500% for Base Rate advances.

As of December 31, 2009, the aggregate maturities of debt based on their contractual terms, gross of unamortized discount, are as follows (in thousands):

Year	Amount
2010	$ -
2011	-
2012	613,932
2013	-
2014	375,098
Thereafter	612,080
Total	$ 1,601,110

L. COMMITMENTS AND CONTINGENCIES

As of December 31, 2009, the Company is contractually obligated to make the following minimum lease payments within the next five years and thereafter (in thousands):

	Lease Payments	Sublease Income	Net Lease Payments
2010	$ 33,692	$ (2,032)	$ 31,660
2011	29,684	(1,710)	27,974
2012	24,744	(1,475)	23,269
2013	17,697	(777)	16,920
2014	11,109	(426)	10,683
Thereafter	25,780	(967)	24,813
Total	$ 142,706	$ (7,387)	$ 135,319

The Company operates in leased facilities with original lease terms of up to thirteen years with options for renewal. Total rent expense was $35.6 million, $40.8 million, and $33.1 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

Legal Proceedings

In the normal course of business, the Company has been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2009 may result in the assertion of additional claims. The Company maintains general liability, professional liability and employment practices liability insurances in amounts that it believes are appropriate, with varying deductibles for which it maintains reserves. The professional liability and employment practices liability insurances are carried through its captive subsidiary. Although the results of pending litigation are always uncertain, the Company does not believe the results of such actions currently threatened or pending, including those described below, will individually or in the aggregate, have a material adverse effect on its consolidated financial position or results of operations.

The Company has received a subpoena from the U.S. Attorney for the District of Maryland, Northern Division, requesting information regarding the operational process for confirming Medicare eligibility for its Workers Compensation set-aside product. The Company is fully cooperating and is providing the requested information. The Company cannot predict what, if any, actions may be taken by the U.S. Attorney. However, based on the information known to date, the Company does not believe that the outcome of this inquiry will have a material adverse effect on its financial position or results of operations.

First Health Group Corp, Inc. ("FHGC"), a subsidiary of the Company, is a party to various lawsuits filed in the state and federal courts of Louisiana involving disputes between providers and workers compensation payors who access FHGC's contracts with these providers to reimburse them for services rendered to injured workers. FHGC has written contracts with providers in Louisiana which expressly state that the provider agrees to accept a specified discount off their billed charges for services rendered to injured workers. The discounted rate set forth in the FHGC provider contract is less than the reimbursement amount set forth in the Louisiana Workers Compensation Fee Schedule. For this reason, workers compensation insurers and third party administrators ("TPAs") for employers who self insure worker compensation benefits, contract with FHGC to access the FHGC provider contracts. Thus, when a FHGC contracted provider renders services to an injured worker, the workers compensation insurer or the TPA reimburses the provider for those services in accordance with the discounted rate in the provider's contract with FHGC. These workers compensation insurers and TPAs are referred to as "payors" in the FHGC provider contract and the contract expressly states that the discounted rate will apply to those payors who access the FHGC contract. Thus, the providers enter into these contracts with FHGC knowing that they will be paid the discounted rate by every payor who chooses to access the FHGC contract. So that its contracted providers know which payors are accessing their contract, FHGC sends regular written notices to its contracted providers and maintains a provider website which lists each and every payor who is accessing the FHGC contract.

Four providers who have contracts with FHGC filed a state court class action lawsuit against FHGC and certain payors alleging that FHGC violated Louisiana's Any Willing Provider Act (the "Act"), which requires a payor accessing a preferred provider network contract to give a one time notice 30 days before that payor uses the discounted rate in the preferred provider network contract to pay the provider for services rendered to a member insured under that payor's health benefit plan. These provider plaintiffs allege that the Any Willing Provider Act applies to medical bills for treatment rendered to injured workers and that the Act requires point of service written notice in the form of a benefit identification card. If a payor is found to have violated the Act's notice provision, the court may assess up to $2,000 in damages for each instance when the provider was not given proper notice that a discounted rate would be used to pay for the services rendered. In response to the state court class action, FHGC and certain payors filed a suit in federal court against the same four provider plaintiffs in the state court class action seeking a declaratory judgment that FHGC's contracts are valid and enforceable, that its contracts are not subject to the Any Willing Provider Act since that Act does not apply to medical services rendered to injured workers and that FHGC is exempt from the notice requirements of the Act because it has contracted directly with each provider in its network. The federal district court ruled in favor of FHGC and declared that its contracts are not subject to the Any Willing Provider Act, that FHGC was exempt from the Act's notice provision because it contracted directly with the providers, and that FHGC's contracts were valid and enforceable, i.e., the four provider plaintiffs were required to accept the discounted rate in accordance with the terms of their written contracts with FHGC. Despite the federal court's decision, the provider plaintiffs continued to pursue their state court class action against FHGC and filed a motion for partial summary judgment seeking damages of $2,000 for each provider visit where the provider was not given a benefit identification card at the time the service was performed. In response to the motion for partial summary judgment filed in the state court action, FHGC obtained an order from the federal court which enjoined, barred and prevented any of the four provider plaintiffs or their counsel from pursuing any claim against FHGC before any court or tribunal arising under Louisiana's Any Willing Provider Act. Despite the issuance of this federal court injunction, the provider plaintiffs and their counsel pursued their motion for partial summary judgment in the state court action. Before the state court held a hearing on the motion for partial summary judgment, FHGC moved to decertify the class on the basis that the four named provider plaintiffs had been enjoined by the federal court from pursuing their claims against FHGC. The state court denied the motion to decertify the class but did enter an order permitting FHGC to file an immediate appeal of the state court's denial of the motion. Even though FHGC had filed its appeal and there were no class representatives since all four named plaintiffs had been enjoined from pursuing their claims against FHGC, the state court held a hearing and granted the plaintiffs' motion for partial summary judgment. The trial court granted the motion despite the fact that (1) the court lacked jurisdiction due to the appeal filed by FHGC challenging the denial of its motion to decertify the class; (2) there were no named class representatives because all four named plaintiffs had been enjoined from pursuing their claims against FHGC; (3) none of the providers in the class ever submitted a claim for payment to FHGC and therefore FHGC never made any discounted payments to any of the providers in the class in the absence of notice; (4) FHGC has contracted directly with every provider in the class and therefore, under the Act's express language, FHGC was exempt from giving notice under the Act; and (5) the claims of the provider plaintiffs are time barred. The amount of the partial judgment was for $262 million. FHGC has taken an appeal from the entry of that judgment seeking to vacate its entry as invalid as a matter of law and has also taken an appeal from the lower court's denial of FHGC's motion to decertify the class. FHGC will file a motion with the federal court for sanctions against the provider plaintiffs and their counsel for violating the injunction issued by the federal district court which barred and enjoined them from pursuing their claims against FHGC in the state court action. The Company believes that FHGC will be successful in its efforts to overturn the partial summary judgment, has accrued an adequate reserve for its potential exposure, and that the actions will not have a material adverse effect on its financial position or the results of operations.

In a related matter, FHGC has filed another lawsuit in Louisiana federal district court against 85 Louisiana providers seeking a declaratory judgment that its contracts are valid and enforceable, that its contracts are not subject to the Louisiana's Any Willing Provider Act because its contracts pertain to payment for services rendered to injured workers, and FHGC is exempt from the notice provision of the Any Willing Provider Act because it has contracted directly with the providers. This lawsuit is assigned to the same federal district court judge who issued the decision and injunction in the lawsuit filed by FHGC against the four provider plaintiffs in the state court action.

On September 3, 2009, a shareholder, who owns less than 5,000 shares, filed a putative securities class action against the Company and three of its current and former officers in the federal district court of Maryland. Subsequent to the filing of the complaint, three other shareholders and/or investor groups filed motions with the court for appointment as lead plaintiff and approval of selection of lead and liaison counsel. By agreement, the four shareholders submitted a stipulation to the court regarding appointment of lead plaintiff and approval of selection of lead and liaison counsel. In December, 2009, the court approved the stipulation and ordered the lead plaintiff to file a consolidated and amended complaint. To date, no consolidated and amended complaint has been filed. The purported class period is February 9, 2007 to October 22, 2008. The complaint alleges that the Company's public statements contained false, misleading and incomplete information regarding the Company's profitability, particularly the profit margins for its Medicare PFFS products. The Company will vigorously defend against the allegations in the lawsuit. Although it cannot predict the outcome, the Company believes this lawsuit will not have a material adverse effect on its financial position or results of operations.

On October 13, 2009, two former employees and participants in the Coventry Health Care Retirement Savings Plan filed a putative ERISA class action lawsuit against the Company and several of its current and former officers, directors and employees in the U.S. District Court for the District of Maryland. Plaintiffs allege that defendants breached their fiduciary duties under ERISA by offering and maintaining Company stock in the Plan after it allegedly became imprudent to do so and by allegedly failing to provide complete and accurate information about the Company's financial condition to plan participants in SEC filings and public statements. Three similar actions by different plaintiffs were later filed in the same court and were consolidated on December 9, 2009. A consolidated complaint has not yet been filed. The Company intends to vigorously defend against the allegations in the consolidated lawsuit, which is expected to be filed shortly. Although it cannot predict the outcome, the Company believes this lawsuit will not have a material adverse effect on its financial position or results of operations.

There are several lawsuits filed against Vista Health Plan by non-participating providers seeking to be paid their full billed charges for services rendered to Vista's members. Vista reimburses non-participating providers at rates which are usual and customary for similar services in the same geographical area. Based on the various stages of development of these lawsuits, including discussions of settlement, the Company has recognized reserves for estimates of probable loss. Although it cannot predict the outcome, the Company believes these lawsuits will not have a material adverse effect on its financial position or results of operations.

Capitation Arrangements

A small percentage of the Company's membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover all the medical costs provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation arrangements limit the Company's exposure to the risk of increasing medical costs, but expose the Company to risk as to the adequacy of the financial and medical care resources of the provider organization. In addition to global capitation arrangements, the Company has capitation arrangements for ancillary services, such as mental health care. The Company is ultimately responsible for the coverage of its members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, the Company will be required to perform such obligations. Consequently, the Company may have to incur costs in excess of the amounts it would otherwise have to pay under the original global or ancillary capitation arrangements. Medical costs associated with capitation arrangements made up approximately 2.9%, 4.1%, and 4.9% of the Company's total medical costs for the years ended December 31, 2009, 2008 and 2007, respectively.

CMS Audits

CMS periodically performs audits and may seek return of premium payments made to the company if risk adjustment factors are not properly supported by medical record data. We estimate and record reserves for CMS audits based on information available at the time the estimates are made. The judgments and uncertainties affecting the application of these policies include significant estimates related to the amount of HCC revenue subject to audit and anticipated error rates. Although we believe the Company maintains appropriate reserves for its exposure to the RADV audits, actual results could differ materially from those estimates. Accordingly, CMS audit results could have a material adverse effect on our financial position, results of operations, and cash flows.

M. CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to credit risk consist primarily of cash equivalents, investments in fixed income securities and accounts receivable. The Company invests its excess cash in state and municipal bonds, U.S. Treasury and agency securities, mortgage-backed securities, asset-backed securities, corporate debt and other securities. Investments in marketable securities are managed within guidelines established by the Board of Directors, which only allow for the purchase of investment-grade fixed income securities and limits exposure to any one issuer. The fair value of the Company's financial instruments is equivalent to their carrying value. There is some credit risk associated with these instruments.

Concentration of credit risk with respect to receivables is limited due to the large number of customers comprising the Company's customer base and their breakdown among geographical locations. The Company believes the allowance for doubtful accounts adequately provides for estimated losses as of December 31, 2009. The Company has a risk of incurring losses if such allowances are not adequate.

The Company contracts with a pharmacy benefit manager ("PBM") to manage our pharmacy benefits for our members and to provide rebate administration services on behalf of the Company. As of December 31, 2009, the Company had pharmacy rebate receivables of $314.9 million due from the PBM resulting from the normal cycle of rebate processing, data submission and collection of rebates. The Company has credit risk due to the concentration of receivables with this single vendor. The Company only records the pharmacy rebate receivables to the extent that the amounts are deemed probable of collection.

N. STATUTORY INFORMATION

The Company's regulated HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from its regulated entities. During 2009, the Company received $121.0 million in dividends from its regulated subsidiaries and paid $293.8 million in capital contributions to these subsidiaries.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if adopted, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital appropriate for a managed care organization to support its overall business operations in consideration of its size and risk profile. The managed care organization's RBC is calculated by applying factors to various assets, premiums and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of a managed care organization's actual capital can then be measured by a comparison to its RBC as determined by the formula. The Company's health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

Regulators will use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which the Company operates health plans have adopted a RBC policy that recommends the health plans maintain statutory reserves at or above the "Company Action Level," which is currently equal to 200% of their RBC. The State of Florida does not currently use RBC methodology in its regulation of HMOs. Some states, in which the Company's regulated subsidiaries operate, require deposits to be maintained with the respective states' departments of insurance. The table below summarizes the Company's statutory reserve information as of December 31, 2009 and 2008 (in millions, except percentage data).

	2009	2008
	(unaudited)	
Regulated capital and surplus	$ 1,643.7	$ 1,309.6
200% of RBC (a,b)	$ 800.5	$ 665.3
Excess capital and surplus above 200% of RBC [a,b]	$ 843.2	$ 644.3
Capital and surplus as percentage of RBC [a,b]	411%	394%
Statutory deposits	$ 75.3	$ 66.5

[a] Unaudited

[b] As mentioned above, the State of Florida does not have a RBC requirement for its regulated HMOs. Accordingly, the statutory reserve information provided for Vista is based on the actual statutory minimum capital required by the State of Florida.

The increase in capital and surplus for our regulated subsidiaries primarily resulted from net earnings and capital contributions made by the parent company, partially offset by dividends paid to the parent company.

The Company believes that all subsidiaries which incur medical claims maintain more than adequate liquidity and capital resources to meet these short -term obligations as a matter of both Company policy and applicable department of insurance regulations.

Excluding funds held by entities subject to regulation and excluding our equity method investments, the Company had cash and investments of approximately $713.0 million and $549.9 million at December 31, 2009 and 2008, respectively. The increase resulted from the proceeds received from the disposal of FHSC, earnings from non -regulated businesses, and dividends from the Company's regulated subsidiaries. These were partially offset by capital infusions into the Company's subsidiaries, and payments made for share repurchases.

O. OTHER INCOME, NET

Other income, net for the years ended December 31, 2009, 2008 and 2007 includes interest income, net of fees, of approximately $65.5 million, $104.6 million, and $138.7 million, respectively. Other income, net also includes gains of $8.4 million and $4.6 million on the repayment of outstanding debt for the years ended December 31, 2009 and 2008, respectively. For the year ended December 31, 2009, other income, net included a gain on disposal of investments of $11.6 million. For the year ended December 31, 2008, other income, net included a charge of $33.5 million for the other-than-temporary impairment of investment securities.

P. SHARE REPURCHASE PROGRAM

The Company's Board of Directors has approved a program to repurchase its outstanding common shares. Share repurchases may be made from time to time at prevailing prices on the open market, by block purchase, or in private transactions. Under the share repurchase program the Company purchased 1.5 million shares of its common stock during 2009 at an aggregate cost of $30.0 million, 7.3 million shares during 2008 at an aggregate cost of $318.0 million, and 7.5 million shares during 2007 at an aggregate cost of $429.0 million. As of December 31, 2009, the total remaining common shares the Company is authorized to repurchase under this program is 5.2 million. Excluded from these amounts are shares purchased in exchange for employee payroll taxes on vesting of restricted stock awards as these purchases are not part of the program.

Q. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data) for the years ended December 31, 2009 and 2008. Due to rounding of quarterly results, total amounts for each year may differ immaterially from the annual results.

	Quarters Ended			
	March 31, 2009	**June 30, 2009**	**September 30, 2009**	**December 31, 2009**
Operating revenues	$ 3,532,895	$ 3,498,374	$ 3,444,110	$ 3,428,147
Operating earnings	63,325	102,459	152,762	183,406
Earnings before income taxes	61,061	112,579	150,077	180,838
Income from continuing operations	38,108	67,708	100,439	109,080
Income (loss) from discontinued operations, net of tax	6,060	(49,283)	(29,810)	-
Net earnings	44,168	18,425	70,629	109,080
Basic earnings per share from continuing operations	0.26	0.46	0.68	0.75
Basic earnings (loss) per share from discontinued operations	0.04	(0.33)	(0.20)	-
Total basic earnings per share	0.30	0.13	0.48	0.75
Diluted earnings per share from continuing operations	0.26	0.46	0.68	0.74
Diluted earnings (loss) per share from discontinued operations	0.04	(0.34)	(0.20)	-
Total diluted earnings per share	0.30	0.12	0.48	0.74

	Quarters Ended			
	March 31, 2008	**June 30, 2008**	**September 30, 2008**	**December 31, 2008**
Operating revenues	$ 2,897,024	$ 2,934,740	$ 2,925,721	$ 2,976,742
Operating earnings	189,112	121,385	156,437	118,595
Earnings before income taxes	195,522	129,149	124,010	123,181
Income from continuing operations	122,164	79,512	78,978	81,346
Income from discontinued operations, net of tax	2,865	3,639	6,496	6,895
Net earnings	125,029	83,151	85,474	88,241
Basic earnings per share from continuing operations	0.80	0.53	0.54	0.55
Basic earnings per share from discontinued operations	0.02	0.02	0.04	0.05
Total basic earnings per share	0.82	0.55	0.58	0.60
Diluted earnings per share from continuing operations	0.79	0.52	0.53	0.55
Diluted earnings per share from discontinued operations	0.02	0.02	0.04	0.05
Total diluted earnings per share	0.81	0.55	0.58	0.60

R. RELATED PARTY TRANSACTION

Allen F. Wise, Chief Executive Officer and Director of the Company, owns a majority interest in Health Risk Partners ("HRP"), an organization that has entered into a written contract with the Company to provide various services relating to the Company's Medicare line of business. The contract was negotiated and entered into on an arms-length basis. Two other Directors of the Company own minority interests in HRP. Specifically, HRP provides operational consulting, data processing, data reporting, and chart review/coding services, premium reconciliation, and hierarchical condition categories ("HCC") revenue compliance related to the Company's Medicare business. For the years ended December 31, 2009 and 2008, the Company incurred expenses of approximately $12.2 million and $1.1 million, respectively, to HRP for services rendered under the contract. At December 31, 2009 and 2008, the Company had accrued amounts to HRP of approximately $4.6 million and $1.2 million. These amounts are recognized within accounts payable and other accrued liabilities in the Company's consolidated balance sheets.

S. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2010, the date of issuance of the financial statements.

On February 1, 2010 the Company completed its previously announced acquisition of Preferred Health Systems, Inc. ("PHS"), a commercial health plan based in Wichita, Kansas serving more than 100,000 commercial group risk members and 20,000 commercial self-funded members.

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A: Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting

Coventry's management, including the principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Coventry's management has performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), Internal Controls – Integrated Framework, and believes that the COSO framework is a suitable framework for such an evaluation. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements for the year ended December 31, 2009, and their opinion is included in this Annual Report on Form 10-K.

Disclosure Controls and Procedures

We have performed an evaluation as of the end of the period covered by this report of the effectiveness of our "disclosure controls and procedures" (as defined in Rule 13a-15 (e) promulgated under the Securities Exchange Act of 1934), under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Changes to certain processes, information technology systems and other components of internal control over financial reporting resulting from the acquisitions may occur and will be evaluated by management as such integration activities are implemented.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Coventry Health Care, Inc.

We have audited Coventry Health Care, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Coventry Health Care, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Coventry Health Care, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coventry Health Care, Inc.'s consolidated balance sheets as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Coventry Health Care, Inc., and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Baltimore, Maryland
February 26, 2010

Item 9B: Other information

None.

PART III

Item 10: Directors, Executive Officers and Corporate Governance.

The information set forth under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 20, 2010, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference. As provided in General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding executive officers of our Company is provided in Part I of this Annual Report on Form 10-K under the caption, "Executive Officers of our Company."

Item 11: Executive Compensation.

The information set forth under the caption "Executive Compensation" in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 20, 2010, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information set forth under the captions, "Executive Compensation," and "Stock Ownership of Principal Stockholders, Directors and Executive Officers" in our Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 20, 2010, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

Equity Compensation Plan Information

The following table set forth certain information, as of December 31, 2009, concerning shares of common stock authorized for issuance under all of our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-Average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	13,033,213(1)	$ 38.987(2)	6,823,405
Equity compensation plans not approved by stockholders	-	-	-
Total	13,033,213	-	6,823,405

(1) Includes stock options and restricted stock units convertible into stock under the Company's Amended and Restated 2004 Incentive Plan, which was approved by the stockholders on May 21, 2009. Also includes stock options under the Amended and Restated 1998 Stock Incentive Plan, which was approved by the stockholders on June 8, 2000.

(2) Includes only outstanding stock options and stock units granted under the Amended and Restated 2004 Incentive Plan and the Amended and Restated 1998 Stock Incentive Plan. Restricted stock awards were issued on the date of grant and are not included.

Item 13: Certain Relationships and Related Transactions, and Director Independence.

The information set forth under the captions, "Transactions With Related Persons, Promoters and Certain Control Persons" and "Corporate Governance," in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 20, 2010, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

Item 14: Principal Accountant Fees and Services

The information set forth under the captions, "Fees Paid to Independent Auditors" and "Procedures for Pre-approval of Independent Auditor Services" in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 20, 2010, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

PART IV

Item 15: Exhibits, Financial Statement Schedules

(a) 1. Financial Statements

2. Financial Statement Schedules

Schedule I, Condensed Financial Information of Parent Company

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY ONLY)
COVENTRY HEALTH CARE, INC.
CONDENSED BALANCE SHEETS
(in thousands)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 344,025	$ 183,602
Short-term investments	195,071	208,906
Other receivables, net	6,597	18,705
Other current assets	35,556	18,031
Total current assets	581,249	429,244
Long-term investments	28,830	4,804
Property and equipment, net	4,226	6,584
Investment in subsidiaries	4,914,948	5,125,879
Other long-term assets	81,117	109,966
Total assets	$ 5,610,370	$ 5,676,477
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	$ 200,547	$ 56,479
Total current liabilities	200,547	56,479
Long-term debt	1,599,026	1,902,472
Notes payable to subsidiary	69,235	261,070
Other long-term liabilities	29,008	25,787
Total liabilities	1,897,816	2,245,808
Stockholders' equity:		
Common stock, $.01 par value; 570,000 authorized 190,462 issued and 147,990 outstanding in 2009 193,318 issued and 148,288 outstanding in 2008	1,905	1,903
Treasury stock, at cost; 42,472 in 2009; 42,031 in 2008	(1,282,054)	(1,287,662)
Additional paid-in capital	1,750,113	1,748,580
Accumulated other comprehensive income, net	41,406	8,965
Retained earnings	3,201,184	2,958,883
Total stockholders' equity	3,712,554	3,430,669
Total liabilities and stockholders' equity	$ 5,610,370	$ 5,676,477

See accompanying notes to the condensed financial statements.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY ONLY)
COVENTRY HEALTH CARE, INC.
CONDENSED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the years ended December 31, 2009	2008	2007
Revenues:			
Management fees charged to operating subsidiaries	$ 252,962	$ 192,359	$ 128,915
Expenses:			
Selling, general and administrative	214,733	133,008	158,635
Depreciation and amortization	2,208	1,034	743
Interest expense	88,250	104,811	97,987
Total expenses	305,191	238,853	257,365
Investment and other income, net	8,456	8,139	12,062
Loss before income taxes and equity in net earnings of subsidiaries	(43,773)	(38,355)	(116,388)
Benefit for income taxes	16,415	14,076	43,226
Loss before equity in net earnings of subsidiaries	(27,358)	(24,279)	(73,162)
Equity in net earnings of subsidiaries	269,659	406,174	699,256
Net earnings	$ 242,301	$ 381,895	$ 626,094

See accompanying notes to the condensed financial statements.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY ONLY)
COVENTRY HEALTH CARE, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,		
	2009	2008	2007
Net cash from operating activities	$ 114,403	$ (28,165)	$ (92,037)
Cash flows from investing activities:			
Capital expenditures, net	275	(1,472)	(498)
Proceeds from the sales and maturities of investments	308,742	147,764	391,127
Purchases of investments and other	(259,955)	(238,578)	(314,223)
Capital contributions to subsidiaries	(293,750)	(225,199)	(71,892)
Dividends from subsidiaries	635,137	639,050	626,600
Proceeds (payments) for acquisitions, net	10,197	(137,374)	(1,192,601)
Net cash from investing activities	400,646	184,191	(561,487)
Cash flows from financing activities:			
Proceeds from issuance of stock	1,224	7,233	52,262
Payments for repurchase of stock	(32,796)	(323,137)	(439,237)
Repayment of debt	(294,930)	(423,872)	(260,500)
Repayment of note to subsidiaries, net	(28,728)	(12,307)	(12,000)
Proceeds from issuance of debt	---	668,409	1,153,280
Excess tax benefit from stock compensation	604	387	31,534
Net cash from financing activities	(354,626)	(83,287)	525,339
Net change in cash and cash equivalents	160,423	72,739	(128,185)
Cash and cash equivalents at beginning of period	183,602	110,863	239,048
Cash and cash equivalents at end of period	$ 344,025	$ 183,602	$ 110,863

See accompanying notes to the condensed financial statements.

COVENTRY HEALTH CARE, INC.
SCHEDULE I – PARENT COMPANY ONLY FINANCIAL INFORMATION
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

A. BASIS OF PRESENTATION

Coventry Health Care, Inc. ("Coventry" or the "Company") parent company financial information has been derived from its consolidated financial statements and should be read in conjunction with the consolidated financial statements included in this Form 10-K. The accounting policies for the registrant are the same as those described in Note A, Organization and Summary of Significant Accounting Policies, of the notes to the Company's consolidated financial statements. The accounts of all subsidiaries are excluded from the parent company financial information.

For information regarding the Company's debt, commitments and contingencies, and income taxes, refer to the respective notes to the Company's consolidated financial statements.

B. SUBSIDIARY TRANSACTIONS

Through intercompany service agreements approved, if required, by state regulatory authorities, our parent company charges a management fee for reimbursement of certain centralized services provided to its subsidiaries.

During 2009, 2008 and 2007 we received $121.0 million, $332.1 million, and $421.6 million in dividends from our regulated subsidiaries, respectively, and infused $293.8 million, $225.2 million, and $71.9 million in capital contributions into our regulated subsidiaries, respectively.

During 2009 a subsidiary of the parent company merged into the parent company which effectively cancelled the note receivable/payable between the companies of $156.5 million at December 31, 2009.

3. Exhibits Required To Be Filed By Item 601 Of Regulation S-K

Exhibit No.	Description of Exhibit
2.1	Membership Interest Purchase Agreement among Steven M. Scott and Rebecca J. Scott, as tenants by the entirety, Rebecca J. Scott FHPA Trust, Florida Health Plan Administrators, LLC and Coventry Health Care, Inc, dated as of July 6, 2007 (Incorporated by reference to Exhibit 2.1 to Coventry's Current Report on Form 8-K filed July 12, 2007).
3.1	Restated Certificate of Incorporation of Coventry Health Care, Inc. (Incorporated by reference to Exhibit 3.1 to Coventry's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 9, 2006).
3.2	Amended and Restated Bylaws of Coventry Health Care, Inc. (Incorporated by reference to Exhibit 3. to Coventry's Current Report on Form 8-K filed on March 10, 2009).
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 9, 2006).
4.2	Indenture for the 2012 Notes, dated as of January 28, 2005, between Coventry and Wachovia Bank, National Association, a national banking association, as Trustee (Incorporated by reference to Exhibit 4.1 to Coventry's Current Report on Form 8-K filed on January 28, 2005).
4.3	Form of Note for the 2012 Notes issued pursuant to the Indenture dated as of January 28, 2005 between Coventry Health Care, Inc., as Issuer, and Wachovia Bank, National Association, as Trustee (Incorporated by reference to Exhibit 4.1 to Coventry's Current Report on Form 8-K filed on January 28, 2005).
4.4	Indenture for the 2015 Notes, dated as of January 28, 2005, between Coventry and Wachovia Bank, National Association, a national banking association, as Trustee (Incorporated by reference to Exhibit 4.2 to Coventry's Current Report on Form 8-K filed on January 28, 2005).
4.5	Form of Note for the 2015 Notes issued pursuant to the Indenture dated as of January 28, 2005 between Coventry Health Care, Inc., as Issuer, and Wachovia Bank, National Association, as Trustee (Incorporated by reference to Exhibit 4.2 to Coventry's Current Report on Form 8-K filed on January 28, 2005).
4.6	Registration Rights Agreement for the 2012 Notes, dated as of January 28, 2005, by and among Coventry and Lehman Brothers Inc., CIBC World Markets Corp., ABN AMRO Incorporated, Banc of America Securities LLC, Wachovia Securities and Piper Jaffray & Co. (Incorporated by reference to Exhibit 4.3 to Coventry's Current Report on Form 8-K filed on January 28, 2005).
4.7	Registration Rights Agreement for the 2015 Notes, dated as of January 28, 2005, by and among Coventry and Lehman Brothers Inc., CIBC World Markets Corp., ABN AMRO Incorporated, Banc of America Securities LLC, Wachovia Securities and Piper Jaffray & Co. (Incorporated by reference to Exhibit 4.4 to Coventry's Current Report on Form 8-K filed on January 28, 2005).
4.8	Indenture dated as of March 20, 2007 between Coventry Health Care, Inc., as Issuer, and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Coventry's Current Report on Form 8-K, filed on March 20, 2007).
4.9	Officer's Certificate pursuant to the Indenture dated March 20, 2007 (Incorporated by reference to Exhibit 4.2 to Coventry's Current Report on Form 8-K filed March 20, 2007).
4.10	Global Note for the 2017 Notes, dated as of March 20, 2007 between Coventry Health Care, Inc., as Issuer and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.3 to Coventry's Current Report on Form 8-K filed March 20, 2007).

4.11		First Supplemental Indenture dated as of August 27, 2007 among Coventry Health Care, Inc., as Issuer and Union Bank of California, as Trustee (Incorporated by reference to Exhibit 4.1 to Coventry's Current Report on Form 8-K filed on August 27, 2007).
4.12		Officer's Certificate pursuant to the Indenture dated August 27, 2007 (Incorporated by reference to Exhibit 4.2 to Coventry's Current Report on Form 8-K filed August 27, 2007).
4.13		Global Note for the 2014 Notes, dated as of August 27, 2007 between Coventry Health Care, Inc., as Issuer and Union Bank of California, as Trustee (Incorporated by reference to Exhibit 4.3 to Coventry's Current Report on Form 8-K filed March 20, 2007).
10.1		Amended and Restated Credit Agreement dated July 11, 2007, by and among Coventry Health Care, Inc., as borrower, with several banks and other financial institutions or entities from time to time parties thereto, Citibank, N.A., as Administrative Agent, J.P. Morgan Chase Bank, N.A., as Syndication Agent, Deutche Bank Securities Inc., Lehman Brothers Commercial Bank, and The Royal Bank of Scotland PLC, as Co-Documentation Agents, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Joint Lead Arrangers and Joint Bookrunners (Incorporated by reference to Exhibit 10.1 to Coventry's Current Report on Form 8-K filed July 17, 2007).
10.2	*	Employment Agreement between Coventry Health Care, Inc. and Dale B. Wolf, dated as of December 19, 2007, effective January 1, 2008 (Incorporated by reference to Exhibit 10.1 to Coventry's Current Report on Form 8-K filed on December 20, 2007).
10.3	*	Separation of Employment Agreement and General Release dated May 4, 2009 by and between Dale B. Wolf and Coventry Health Care, Inc. (Incorporated by reference to Exhibit 10.1 to Coventry's Current Report on Form 8-K filed May 7, 2009).
10.4	*	Employment Agreement between Coventry Health Care, Inc. and Shawn M. Guertin, dated as of December 19, 2007, effective January 1, 2008 (Incorporated by reference to Exhibit 10.2 to Coventry's Current Report on Form 8-K filed on December 20, 2007).
10.5		Separation and Consulting Agreement dated November 16, 2009 by and between Shawn M. Guertin (Incorporated by reference to Coventry's Current Report on Form 8-K dated November 20, 2009).
10.6	*	Employment Agreement between Coventry Health Care, Inc. and Allen F. Wise, dated as of April 30, 2009, effective as of January 26, 2009 (Incorporated by reference to Exhibit 10.1 to Coventry's Current Report on Form 8-K filed on May 7, 2009).
10.7	*	Employment Agreement between Coventry Health Care, Inc. and Harvey C. DeMovick, dated as of May 17, 2009, effective as of February 2, 2009.
10.8	*	Employment Agreement between Coventry Health Care, Inc. and Francis S. Soistman, dated as of December 19, 2007, effective January 1, 2008 (Incorporated by reference to Exhibit 10.4 to Coventry's Current Report on Form 8-K filed on December 20, 2007).
10.9	*	Employment Agreement between Coventry Health Care, Inc. and Thomas C. Zielinski, dated as of December 19, 2007, effective January 1, 2008 (Incorporated by reference to Exhibit 10.8 to Coventry's Form 10-K for the fiscal year ended December 31, 2007, filed on February 28, 2008).
10.10	*	Agreement effective as of June 17, 1999, executed by James E. McGarry and Coventry Health Care, Inc. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed on August 15, 1999).
10.11	*	Summary of 2010 Executive Management Incentive Plan.
10.12	*	2010 Executive Management Incentive Plan
10.13	*	Compensation Program for Non-Employee Directors, effective January 1, 2006 (Incorporated by reference to Exhibit 10.1 to Coventry's Current Report on Form 8-K filed on November 10, 2005).
10.14	*	Deferred Compensation Plan for Non-Employee Directors, effective January 1, 2006 (Incorporated by reference to Exhibit 10.13 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 9, 2006).
10.15	*	Summary of Non-Employee Directors' Compensation.
10.16	*	Coventry Health Care, Inc. Amended and Restated 1998 Stock Incentive Plan, amended as of June 5, 2003 (Incorporated by reference to Exhibit 10.15 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 10, 2004).
10.17	*	Coventry Health Care, Inc. Amended and Restated 2004 Incentive Plan (Incorporated by reference to Appendix A to Coventry's Definitive Proxy Statement filed on April 10, 2009).
10.18	*	Form of Coventry Health Care, Inc. Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.18 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005).
10.19	*	Form of Amendment to Coventry Health Care, Inc. Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.2 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 9, 2006).
10.20	*	Form of Coventry Health Care, Inc. Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.19 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005).
10.21	*	Form of Amendment to Coventry Health Care, Inc. Restricted Stock Agreement (Incorporated by reference to Exhibit 10.3 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 9, 2006).

10.22	*	Form of Coventry Health Care, Inc. Performance-Based Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.21 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 9, 2006).
10.23	*	Form of Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.1 to Coventry's Current Report on Form 8-K, filed on October 2, 2008).
10.24	*	Form of Restrictive Covenants Agreement (Incorporated by reference to Exhibit 10.2 to Coventry's Current Report on Form 8-K, filed on October 2, 2008).
10.25	*	Form of Coventry Health Care, Inc. Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.1 to Coventry's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 7, 2009).
10.26	*	Form of Coventry Health Care, Inc. Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.2 to Coventry's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 7, 2009).
10.27	*	Form of Coventry Health Care, Inc. Performance Stock Units Agreement (Incorporated by reference to Exhibit 10.3 to Coventry's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 7, 2009).
10.28	*	2006 Mid-Term Executive Retention Program (Incorporated by reference to Exhibit 10.1 to Coventry's Current Report on Form 8-K filed on May 25, 2006).
10.29	*	Coventry Health Care, Inc. Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2003, including the First Amendment effective as of January 1, 2004 (Incorporated by reference to Exhibit 10.31 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed March 16, 2005).
10.30	*	Second Amendment to Coventry Health Care, Inc. Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2003, including the First Amendment effective as of January 1, 2004, effective May 18, 2005 (Incorporated by reference to Exhibit 10 to Coventry's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed August 9, 2005).
10.31	*	Third Amendment to Coventry Health Care, Inc. Supplemental Executive Retirement Plan (now known as the 401(k) Restoration and Deferred Compensation Plan), effective as of December 1, 2006 (Incorporated by reference to Exhibit 10.28.3 of Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on February 28, 2007).
12		Computation of Ratio of Earnings to Fixed Charges.
14		Code of Business Conduct and Ethics initially adopted by the Board of Directors of Coventry on February 20, 2003, as amended on March 3, 2005 and November 1, 2006 (incorporated by reference to Exhibit 14 to Coventry's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 28, 2008).
21		Subsidiaries of the Registrant.
23		Consent of Ernst & Young LLP.
31.1		Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002 made by Allen F. Wise, Chief Executive Officer and Director.
31.2		Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002 made by John J. Stelben, Interim Chief Financial Officer and Treasurer.
32		Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 made by Allen F. Wise, Chief Executive Officer and Director and John J. Stelben, Interim Chief Financial Officer and Treasurer.

* Indicates management compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	COVENTRY HEALTH CARE, INC. (Registrant)
Date: February 26, 2010	By: /s/ Allen F. Wise Allen F. Wise Chief Executive Officer and Director
Date: February 26, 2010	By: /s/ John J. Stelben John J. Stelben Interim Chief Financial Officer and Treasurer
Date: February 26, 2010	By: /s/ John J. Ruhlmann John J. Ruhlmann Senior Vice President and Corporate Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title (Principal Function)	Date
By: /s/ Allen F. Wise Allen F. Wise	Chief Executive Officer and Director	February 26, 2010
By: /s/ Joel Ackerman Joel Ackerman	Director	February 26, 2010
By: /s/ L. Dale Crandall L. Dale Crandall	Director	February 26, 2010
By: /s/ Lawrence N. Kugelman Lawrence N. Kugelman	Director	February 26, 2010
By: /s/ Daniel N. Mendelson Daniel N. Mendelson	Director	February 26, 2010
By: /s/ Rodman W. Moorhead, III Rodman W. Moorhead, III	Director	February 26, 2010
By: /s/ Michael A. Stocker, M.D. Michael A. Stocker, M.D.	Director	February 26, 2010
By: /s/ Elizabeth E. Tallett Elizabeth E. Tallett	Director	February 26, 2010
By: /s/ Timothy T. Weglicki Timothy T. Weglicki	Director	February 26, 2010

INDEX TO EXHIBITS

Reg. S-K: Item 601

Exhibit No.	Description of Exhibit
10.15	Summary of Non-Employee Directors' Compensation.
12	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of the Registrant.
23	Consent of Ernst & Young LLP.
31.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002 made by Allen F. Wise, Chief Executive Officer and Director.
31.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002 made by John J. Stelben, Interim Chief Financial Officer and Treasurer.
32	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 made by Allen F. Wise, Chief Executive Officer and Director and John J. Stelben, Interim Chief Financial Officer and Treasurer.

Note: This index only lists the exhibits included in this Form 10-K. A complete list of exhibits can be found in "Item 15. Exhibits, Financial Statement Schedules" of this Form 10-K.

In order to provide certain Exhibits to its annual report on Form 10-K for the year ended December 31, 2009 that were inadvertently omitted from the initially-filed report of February 26, 2010, Coventry subsequently filed a Form 10-K/A which includes these Exhibits and an amended and retated Exhibit Index. The amendment is available with other company SEC filings through the "Investor Relations" link at www.coventryhealthcare.com.